
06018174

82-35028

October 30, 2006


SEC Mail Processing
RECEIVED
NOV 02 2006
WASH. D.C.
156
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents
(Commission File Number Not Yet Received)

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English language documents since our last correspondence to you under 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Bradley K. Edmister or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By

Name: Taisuke Miyajima
Title: Executive Director

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

(Enclosures)

cc: Izumi Akai, Esq.
Bradley K. Edmister, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

TOKYO:33399.2

Annex A

English Language Document Distributed to the Company's Security Holders

Press Releases and Other Information Made Public by the Company

Translation Purpose Only

Kenedix Realty Investment Corporation Report for the Second Fiscal Period

To Our Investors

Taking this opportunity to present our second semiannual report, I would like to thank all unitholders for their continued support and understanding as we strive to achieve stable earnings and sustainable growth.

In its second fiscal period (November 1, 2005 to April 30, 2006), Kenedix Realty Investment Corporation ("the Investment Corporation") recorded operating revenues of ¥2,871 million, ordinary income of ¥1,103 million and net income of ¥1,101 million. As a result, cash distribution for the fiscal period under review was ¥13,884.

Looking at its third fiscal period and beyond, the Investment Corporation in concert with Kenedix REIT Management, Inc. ("Asset Management Company") will continue to pursue stable growth from a medium- and long-term perspective. We offer our sincere appreciation to all unitholders for continuing to share and support our vision.

Taisuke Miyajima
Executive Director, Kenedix Realty Investment Corporation
CEO and President, Kenedix REIT Management, Inc.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.

URL: http://www.kdx-reit.com/eng/

Contents

I. Overview of the Investment Corporation
Investment Highlights

Cash Distribution for the Second Fiscal Period (November 1, 2005 to April 30, 2006): ¥13,884 per unit
Note: The second fiscal period commenced on November 1, 2005 and ended on April 30, 2006, a period of 181 days.

Investment Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million
Operating Income	¥589 million	¥1,343 million
Ordinary Income	¥243 million	¥1,103 million
Net Income	¥242 million	¥1,101 million
Distribution per Unit	¥3,052	¥13,884

Financial Results

	First Fiscal Period	Second Fiscal Period
Total Assets	¥77,325 million	¥92,053 million
Unitholders' Equity	¥44,527 million	¥45,387 million
Unitholders' Equity to Total Assets	57.6%	49.3%
Unitholders' Equity per Unit	¥561,008	¥571,840

Q&A

Q. What strategies have been advanced to differentiate the Investment Corporation from its competitors?

A. The Investment Corporation is a diversified real estate investment trust that primarily invests in office buildings, residential properties, retail properties and other real estate assets. In specific terms, the Investment Corporation is engaged in selective investment in medium-sized office buildings located in the Tokyo Metropolitan Area, as well as residential properties located in densely populated areas with a high number of households. The Investment Corporation has appointed Kenedix REIT Management, Inc. as its asset management company. The Asset Management Company boasts specialized knowledge of real estate and financial markets and is largely comprised of employees transferred from Kenedix, Inc. ("Kenedix"). Leveraging the know-how and expertise of the Kenedix Group, the Investment Corporation is well placed to pursue dynamic growth.

Growth Potential

Q. What target for asset scale have you set for the future?

A. As of April 30, 2006, the end of the Investment Corporation's second fiscal period, the Investment Corporation owned a portfolio of 35 properties with total acquisition costs of approximately ¥81.4 billion.. As of June 12, 2006, the date the Investment Corporation's second fiscal period results were announced, this balance had increased to 59 properties with total acquisition costs of approximately ¥137.7 billion. In July 2005, on the occasion of the Investment Corporation's public listing, we identified an asset scale target exceeding ¥200 billion by December 31, 2008. Based on the steady progress achieved to date, we have decided to bring forward this target and will endeavor to exceed an asset scale of ¥200 billion by December 31, 2007. Our goals, however, do not revolve entirely around increasing asset scale. In concert with efforts to increase the size of the Investment Corporation's portfolio, we will make every effort to steadily enhance earnings per share (EPS).

Q. What steps does the Investment Corporation take with regard to property management?

A. The Investment Corporation has appointed Kenedix Advisors Co., Ltd. ("Kenedix Advisors") as its sole property management company. This decision was made to ensure a single point of contact for all matters relating to property management, to ensure a unified approach and procedure, and to enhance response times and the quality of service. Furthermore, scale merits apply in connection with building management, property insurance and other management activities, which collectively contribute to a lighter administrative burden and reduced costs.

In specific terms, the Asset Management Company has undertaken a variety of activities including repairs, maintenance and renovation of existing properties with the aim of increasing rent level and occupancy ratio.

Examples of activities:

- Improve common use areas including toilets and entrances, increase property competitiveness through renewal and upgrade
- Ascertain tenants needs through tenant satisfaction surveys
- Enhance tenant communication (decorate entrance halls and common use areas to reflect seasonal events such as Christmas and New Years, present greeting cards and flowers to new tenants)
- Strengthen leasing activities through close ties with leasing intermediary companies.

Investment Properties

Q. Please elaborate on the unique characteristics of medium-sized office buildings.

A. Compared with large-sized office buildings, medium-sized office buildings provide greater liquidity. In addition to the larger number of buildings on the market, the acquisition prices and rent level of medium-sized office buildings offer a wider scope of acquisition and leasing opportunities. Under these circumstances, the Investment Corporation recognizes that medium-sized office buildings provide the Investment Corporation with the best avenue to leverage its abilities in identifying properties with competitive advantage and its expertise and know-how in property leasing and management. Furthermore, given tenant characteristics and the large pool of competing properties, the Investment Corporation recognizes that medium-sized office buildings exhibit higher rates of tenant turnover with rent levels more finely attuned to economic trends, particularly in times of recovery.

Q. Why does the Investment Corporation invest mainly in medium-sized office buildings?

A. As a fund manager, the Kenedix Group boasts a wealth of experience and know-how in medium-sized office buildings. Focusing on this segment enables the Investment Corporation to leverage this considerable strength. We also hold high expectation for continued increase in rent level in line with favorable economic trends.

Q. Why does the Investment Corporation invest in residential properties?

A. Maintaining a certain percentage of the investment portfolio in residential properties provides a number of advantages. First, in an effort to ensure prudent investment, the Investment Corporation adheres to investment criteria based on type, area and size. In investing in residential properties, the Investment Corporation strives to diversify risk. In addition, residential properties offer relatively stable rent levels. This in turn delivers steady earnings and cash flows. When investing in residential properties, the Investment Corporation places emphasis on acquiring competitive properties located in densely populated areas with a high number of households.

Q. What are your thoughts on the leasing market for residential properties?

A. In line with changes in population trends, fluctuations in the number of households by area are experiencing increased polarization. In this context, we are seeing steady leasing demand for residential properties primarily in the Tokyo Metropolitan Area.

In addition, the population and the number of households in certain major cities of Other Regional Areas are also increasing.

Accordingly, we expect leasing demand for residential properties in Sapporo, Nagoya and Fukuoka to expand. The Investment Corporation intends to invest in residential properties with a keen eye to the aforementioned trends.

Q. What are your expectations of the real estate and J-REIT markets?

A. We believe that real estate markets will remain active in the Tokyo Metropolitan Area. Accordingly, the ability to acquire prime properties at reasonable prices will become increasingly difficult. The Investment Corporation also recognizes that real estate markets are subject to a variety of trends based on property type, area and size. While activity in one area may be robust, other areas may experience stagnant conditions. With this in mind, the possibility that real estate prices will appreciate nationwide is considered slim. Under these circumstances, the ability to accurately identify real estate trends by property type, area and size will become more important. Currently, Japanese Real Estate Investment Trust ("J-REIT") market is comprised of over 30 publicly listed trusts with market capitalization exceeding ¥3 trillion. Looking ahead, it would not be a surprise if there were between 50 and 70 listed J-REITs with market capitalization around ¥10 trillion in the next few years. In the domestic market, yields on REITs exceed 10-year government bonds by nearly 2.0%. At this level, J-REITs remain highly competitive when compared with REITs in markets overseas.

Financial Strategy

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 35 to around 50%. From its incorporation, the Investment Corporation has undertaken debt on an unsecured and unguaranteed basis. This reflects the high credit standing of the Investment Corporation and an acknowledgement by financial institutions of the quality of investment properties, investment policies and the Asset Management Company's personnel and management.

Q. How do you see interest rate trends in the future? What measures do you have in place to avoid the risk of future increase in interest rates?

A. Following the decision by the Bank of Japan to lift quantitative monetary easing policies, interest rates are expected to show a moderate rise. We believe the key factor in determining future market conditions will be the speed of interest rate increase. If the pace at which interest rates rise serves to promote economic growth, the impact on real estate markets is naturally favorable. For example, in an environment where economic growth outpaces the increase of interest rates, rent levels can be expected to rise. With this in mind, the Investment Corporation invests primarily in medium-sized office buildings, characterized by relatively high rates of tenant turnover. Under these circumstances, we are able to maintain rent levels in line with market trends. In an effort to avoid the risk of future increase in interest rates, the Investment Corporation adopts a prudent fixed interest rate policy. In principle, we enter into interest-rate swap agreements to fix cost levels on floating rate long-term debt. Furthermore, the Investment Corporation acquired an A3 credit rating from Moody's Investors Services, Inc. in February 2006. Looking ahead, we will also consider the issue of fixed rate investment corporation bonds as a measure to avoid the risk of future increase in interest rate.

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its second fiscal period, April 30, 2006, are provided in the following table.



Aggregate Market Value as of April 28, 2006:
¥48,574mn
Highest Trading Price: ¥670,000(February 9, 2006)
Low Trading Price: ¥573,000(October 19, 2005)
2,500
2,000
1,500
1,000
500
0
Volume (Unit)
660,000
650,000
640,000
630,000
620,000
610,000
600,000
590,000
580,000
570,000
KRI Closing Price (Yen)
2005/7/21
2005/8/18
2005/9/15
2005/10/18
2005/11/16
2005/12/16
2006/1/19
2006/2/16
2006/3/16
2006/4/14
Volume
KRI Closing Price

Note : Investment unit prices are shown based upon closing prices.

Comparison with the Tokyo Stock Exchange REIT Index



115
110
105
100
95
90
Jul 20, 2005
Sep 20, 2005
Nov 20, 2005
Jan 20, 2006
Mar 20, 2006
Closing Price of KRI
TSE REIT Index

Note: The Tokyo Stock Exchange REIT Index as of July 20, 2005 and the Investment Corporation's investment unit price at the time of public offering are identified as based rates of 100.

Details of the Unitholders

	Individuals and Others	Financial Institutions (incl. Securities companies)	Other Domestic Corporation	Foreign Corporation and Individuals
End of 1st Fiscal Period (79,370 units)	22.66% 17,989 units	48.96% 38,862 units	12.39% 9,837 units	15.97%
End of 2nd Fiscal Period (79,370 units)	15.55% 12,345 units	46.96% 37,279 units	8.51% 6,756 units	28.96% 22,990 units

Note : Comparative ratios are rounded off to the second decimal place.

KENEDIX SELECTION (As of June 12, 2006) (Note)

Office Buildings (25 properties)

Emphasis on mid-sized office buildings in the Tokyo Metropolitan Area, in particular Central Tokyo.

*The data below is based upon a portfolio of 25 office buildings held by the Investment Corporation, including 15 properties held at the end of the second fiscal period and 10 properties already acquired during the third fiscal period as of June 12, 2006.



Acquisition price
(Tokyo Metropolitan Area)
Acquisition price
(Other Regional Areas)
Tokyo's 23 wards
18 properties ¥58.0B
Central Tokyo
15 properties
¥51.3B
Greater Osaka area
3 properties ¥8.7B
Kanagawa
2 properties ¥7.8B
Tokyo
Tokyo's 23 wards
(not including Central Tokyo)
3 properties ¥6.7B
Chiba
1 property ¥2.2B
Fukuoka
1 property ¥1.4B

Office Portfolio



Other Regional Areas
(4 properties)
12.9%
Tokyo Metropolitan Area
(not incl. Tokyo's 23 wards)
(3 properties)
12.8%
Tokyo's 23 wards
(not incl. central Tokyo)
(3 properties)
8.6%
65.5%

Note: Central Tokyo consists of the Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards

Money amounts are rounded to the nearest ¥100 million.

Ratios indicate the total acquisition price for properties in each area in proportion to the total acquisition costs for all properties combined.

Ratios are rounded to the first decimal place.

Office Building Average Vacancy Ratio



Avg. vacancy ratio (%)
12
8
4
0
1999
2001
2003
2005
Tokyo's 23 wards
Yokohama
Osaka

Source: KDRM, based on the following references
2000~2004 K.K. Ikoma Data Service System (IDSS)
"White Paper on Real Estate" (2000~2005 editions)
2005 IDSS, "Office Market Report" (2006 Winter)

Corporate Income Distribution by Prefectures



Other Regional Areas
48.9%
Tokyo
44.1%
Chiba
1.3%
Saitama
1.7%
Kanagawa
4.0%

Source: KDRM, based on information of National Tax Agency

Number of Employees per Office (Tokyo) (% of total offices)



30 _ 99
employees
4.8%
100 and above employees
1.5%
10– 29
employees
15.2%
1–9 employees
78.5%

Source: KDRM, based on Search Report about Office as of 2004 (Tokyo Metropolitan Government Bureau of General Affairs)

Note : Includes 695 offices (0.1%) for which employees were seconded from other companies

Note: As of June 12, 2006, properties held by Kenedix included office buildings, residential properties and commercial facilities (3 properties).

Residential Properties (31 properties)

Emphasis on residential properties in densely populated areas with a high number of households.

* The data below is based upon a portfolio of 31 residential properties held by the Investment Corporation, including 16 properties held as of the end of the second fiscal period (excluding two properties sold on May 10, 2006) and 15 properties already acquired during the third fiscal period as of June 12, 2006.



Acquisition price
(Tokyo Metropolitan Area)
Acquisition price
(Other Regional Areas)
Hokkaido
1 property ¥1.8B
Greater Osaka area
2 properties ¥3.9B
Fukuoka
2 properties ¥1.7B
Tokyo's 23 wards
21 properties ¥31.7B
Kanagawa
2 properties ¥2.1B
Nagoya
3 properties ¥2.1B

Note: Money amounts are rounded to the nearest ¥100 million.

Ratios indicate the total acquisition price for properties in each area in proportion to the total acquisition costs for all properties combined.

Ratios are rounded to the first decimal place.

Residential Portfolio


Nagoya
3 properties
4.8%
Hokkaido
1 property
4.1%
Fukuoka
2 properties
3.9%
Greater Osaka Area
2 properties
9.0%
Tokyo Metropolitan Area
(not incl. Tokyo's 23 wards)
2 properties
4.8%
Tokyo's 23 wards
21 properties
73.1%

Japan Population Growth Rate

Rank	City	Population as of 2005	Growth rate (2000–2005)
1	Tokyo's 23 wards	8,483,050	4.3%
2	Yokohama	3,579,133	4.4%
3	Osaka	2,628,776	1.2%
4	Nagoya	2,215,031	2.0%
5	Sapporo	1,880,875	3.2%
6	Kobe	1,525,389	2.1%
7	Kyoto	1,474,764	0.0%
8	Fukuoka	1,400,621	4.4%
9	Kawasaki	1,327,009	6.2%
10	Saitama	1,176,269	3.8%
11	Hiroshima	1,154,595	1.8%
12	Sendai	1,024,947	1.7%
	Total	127,756,815	0.7%

Source: MIC Statistics Bureau, Population Census 2005

Notes:

1 Based on the population as of October 1, 2005

2 Cities where KRI owns or is planning to acquire properties are highlighted

Rent Index by Type


Office
Residential
140
130
120
110
100
90
80
70
1996
1998
2000
2002
2004
2005
Office Rent Index
Residential Rent Index

Source: Japan Real Estate Institute

Note : The index shows conditions as of September each year, with the year 2005=100.

External Growth Strategy

The Investment Corporation strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a multi-pipeline information source and flow.



Real Estate Market
Financial Institutions
Corporate Sector
Construction Companies/ Property Developers
Investment Funds
Kenedix, Inc. / Kenedix Advisors Co., Ltd.
Brokerage
3
Warehousing
Development Projects
Private Funds
Pension Funds (Note)
1 Original Network of the Asset Management Company
2
Multi-Pipeline
KENEDIX
Kenedix REIT Management, Inc.
Asset Management
KENEDIX
Kenedix Realty Investment Corporation
Kenedix Realty Investment maintains the following framework in its efforts to acquire investment properties:
1 Original network of the Asset Management Company
2 The support line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
3 The warehousing function provided by Kenedix, Inc.

Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results

Asset Under Management ("AUM") held by Kenedix, Inc. and Kenedix Advisors Co., Ltd.



AUM (Hundred Millions of Yen)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
190
684
837
1,058
2,403
3,856
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Office
Residential
Retail
Logistics
Other

Source: Kenedix, Inc., as of December 31, 2005

Note: Includes properties (¥30,100 million) owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties (¥76,800 million) owned by the Investment Corporation

Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Pension Fund Establishment Results

Fund	Property Details	Established
1	Office Buildings, Residential Properties	Nov. 2003
2	Office Buildings	Nov. 2003
3	Office Buildings, Residential Properties	Apr. 2004
4	Residential Properties, Office Buildings	Sep. 2004
5	Residential Properties, Office Buildings	Mar. 2005
6	Residential Properties, Office Buildings	Jul. 2005
7	Residential Properties, Office Buildings	Aug. 2005

Source: Kenedix, Inc. as of February 28, 2006

Note: On August 1, 2005, the Investment Corporation acquired assets relating to Funds No.'s 1 and 3. The plan is to aquire all the properties held in Fund No.2 on May 1, 2006.

Direct acquisition

Case study of properties that were acquired

① Original Network of the Asset Manager

- Proprietary information gathering by Asset Management Company on the real estate market based on the broad experience of its staff and their network



KDX Funabashi Building (Chiba, office)
KDX Hamacho Building (Tokyo, office)
Venus Hibarigaoka (Sapporo, residential)
Collection Higashi-Sakura (Nagoya, residential)

② **Warehousing**

- Asset Management Company may request Kenedix to acquire and temporarily own properties



Belles Modes Building (Tokyo, office)
KDX Hamamatsucho Building (Tokyo, office)
KDX Minami Semba Dai-1 Building (Osaka, office)
ZARA Tenjin Nishi-dori (Fukuoka, residential)

③ Support line

- Asset Management Company has a right of first refusal over third parties for properties handled by Kenedix or Kenedix Advisors,



Toshin 24 Building (Yokohama, office)
KDX Omori Building (Tokyo, office)
Residence Charmante Tsukishima (Tokyo, residential)
Regalo Komazawa-Kouen (Tokyo, residential)

External Growth Performance (based on acquisition price)


160
140
120
100
80
60
40
20
0
(¥B)
29 properties
¥61.0B
16.2%
31.0%
52.7%
31 properties
¥69.1B
17.9%
27.4%
54.6%
35 properties
¥81.4B
15.2%
25.5%
59.2%
59 properties
¥137.7B
11.6%
31.4%
56.9%
Just after IPO (Aug 1, 2005)
1st Period (ending Oct 31, 2005)
2nd Period (ending Apr 30, 2006)
Current (As of Jun 12, 2006)
Retail
Residential
Office

Note: Amounts of less than ¥100 million omitted for money amounts, and digits below decimal point omitted for ratios

Internal Growth Strategy

The Investment Corporation aims for steady internal growth by maintaining and improving leasing income and reducing management and operating costs in order to maximize revenues.

Trend of occupancy ratio and total leasable area



Occupancy ratio
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
60,000
50,000
40,000
30,000
20,000
10,000
0
Aug 2005
Sep 2005
Oct 2005
Nov 2005
Dec 2005
Total leasable area (m²)
Office
Residential
Retail
Occupancy ratio
29 properties
2 properties acquired in the 1st fiscal period
2 properties acquired in the 2nd fiscal period

Centralized Property Management



Kenedix REIT Management, Inc.
(Asset Management Company)
Kenedix Realty
Investment Company
(Investment Corporation)
Centralized Property Management
◆ Efficient management plan focusing on the whole portfolio
◆ Property management fee: incentive fee tied to the income from real estate
Kenedix Advisors, Ltd.
1. Staff with expertise in property management
2. Broad network in leasing, management and construction projects
3. Department specialized in property management (REIT Management Dept.)
Monitoring Property Management
◆ Personnel meeting held every week
◆ Report to the management team every month
◆ Regular evaluation of property management activities

Reduce Management Costs

Utilize scale merits and the negotiating prowess of the Kenedix Group as the means to reduce costs.

(Insurance premiums, real estate trust fees, building management fees, other)

CS Strategy-Based Leasing Management

Based on its internal growth strategy, the Investment Corporation will utilize the feedback from external research organizations and customers to enhance customer satisfaction and the competitive standing of its properties, thereby maintaining and improving revenues.

Leasing management policy based on CS strategy



Improve profitability
Conducted a customer satisfaction survey
・Tenant management service evaluated from the viewpoint of customer satisfaction
・Conducted by J.D.Power Asia Pacific, an international customer satisfaction research company
Rental revenue increase, property value increase
CS survey
Ongoing internal growth
Identify the needs of tenants
CS increase
competitiveness
1. Conducted tenant satisfaction surveys at all office buildings in December 2005.
2.Received proposals from property management companies within the Kenedix Group to respond to tenants' opinions and requests in April 2006.
3.Formulated plans regarding priorities, expenses and schedules
Maintenance and capital improvement

Enhancing Property Competitive Standing

The Investment Corporation is working to maintain and increase rent level and enhance asset values of properties by implementing cost-effective maintenance and renovation measures that are optimal for each property.

Hakata-Ekimae Dai-2 Building (restroom)

Before



After



Yoyogi M Building (entrance)

Before



After



Properties Roster

Properties as of the end of the 2nd period (35 properties)

Type	Area	Name	Location	Acquisition Price (¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note3)
Office	Tokyo Metropolitan Area	Belles Modes Building	Chiyoda ward, Tokyo	5,950	May 1994	80.5
	Tokyo Metropolitan Area	Nihonbashi 313 Building	Chuo ward, Tokyo	5,940	Apr. 1974	100.0
	Tokyo Metropolitan Area	Sogo Hirakawacho Building	Chiyoda ward, Tokyo	5,180	Mar. 1988	100.0
	Tokyo Metropolitan Area	Higashi-Kayabacho Yuraku Building	Chuo ward, Tokyo	4,450	Jan. 1987	100.0
	Tokyo Metropolitan Area	Noir Hatchobori	Chuo ward, Tokyo	3,680	Jun. 1993	100.0
	Tokyo Metropolitan Area	K&Y Building (Southern Plaza)	Nakano ward, Tokyo	2,533	Aug. 1992	98.8
	Tokyo Metropolitan Area	Harajuku F.F. Building	Shibuya ward, Tokyo	2,450	Nov. 1985	100.0
	Tokyo Metropolitan Area	KDX Hamacho Building	Chuo ward, Tokyo	2,300	Sep. 1993	87.3
	Tokyo Metropolitan Area	FIK Minami Aoyama	Minato ward, Tokyo	2,270	Nov. 1988	100.0
	Tokyo Metropolitan Area	KDX Funabashi Building	Funabashi, Chiba	2,252	Apr. 1989	91.9
	Tokyo Metropolitan Area	Kanda Kihara Building	Chiyoda ward, Tokyo	1,950	May 1993	100.0
	Tokyo Metropolitan Area	NNK Building	Shinjuku ward, Tokyo	1,610	Jun. 1992	100.0
	Tokyo Metropolitan Area	Koishikawa Yoshida Building	Bunkyo ward, Tokyo	704	Oct. 1992	100.0
	Other Regional Areas	Portus Center Building	Sakai, Osaka	5,570	Sep. 1993	100.0
	Other Regional Areas	Hakata-Ekimae Dai-2 Building	Fukuoka, Fukuoka	1,430	Sep. 1984	96.7
		Office (Total 15 properties) Sub Total		48,289	17.4 yrs	97.3
Residential	Tokyo Metropolitan Area	Storia Sirokane	Minato ward, Tokyo	3,150	Feb. 2003	92.5
	Tokyo Metropolitan Area	Tre di Casa Minami Aoyama	Minato ward, Tokyo	2,460	Feb. 2004	100.0
	Tokyo Metropolitan Area	Court Mejiro	Shinjuku ward, Tokyo	1,250	Mar. 1997	85.1
	Tokyo Metropolitan Area	Apartments Motoazabu	Minato ward, Tokyo	1,210	Jan. 2004	97.1
	Tokyo Metropolitan Area	Apartments Wakamatsu-Kawada	Shinjuku ward, Tokyo	1,180	Feb. 2004	97.8
	Tokyo Metropolitan Area	Court Nihonbashi-Hakozaki	Chuo ward, Tokyo	1,130	Feb. 2004	94.3
	Tokyo Metropolitan Area	Side Denenchofu	Ota ward, Tokyo	1,110	Feb. 1997	94.4
	Tokyo Metropolitan Area	S-court Yokohama-Kannai	Yokohama, Kanagawa	945	Mar. 2003	100.0
Sold on May 10, 2006	Tokyo Metropolitan Area	Court Motoasakusa	Taito ward, Tokyo	880	Jan. 2005	82.3
	Tokyo Metropolitan Area	Storia Todoroki	Setagaya-ward, Tokyo	877	Dec. 2002	100.0
	Tokyo Metropolitan Area	Bloom Omotesando	Shibuya ward, Tokyo	875	Mar. 2003	85.2
Sold on May 10, 2006	Tokyo Metropolitan Area	Clan Court Rokakouen	Setagaya-ward, Tokyo	831	Aug. 1998	100.0
	Tokyo Metropolitan Area	Human Heim Okachimachi	Taito ward, Tokyo	830	Dec. 2004	100.0
	Tokyo Metropolitan Area	Court Shimbashi	Minato ward, Tokyo	748	Dec. 1997	95.2
	Tokyo Metropolitan Area	Court Suitengu	Chuo ward, Tokyo	659	Jul. 2003	94.9
	Other Regional Areas	Venus Hibarigaoka	Sapporo, Hokkaido	1,800	Mar. 1989	82.7
	Other Regional Areas	Abreast Hara	Nagoya, Aichi	444	Feb. 2000	100.0
	Other Regional Areas	Abreast Hirabari	Nagoya, Aichi	407	Mar. 2000	97.5
		Residential (Total 18 properties) Sub Total		20,786	5.2 yrs	91.1
Retail	Tokyo Metropolitan Area	Jinnan-zaka Frame	Shibuya ward, Tokyo	9,900	Mar. 2005	100.0
	Tokyo Metropolitan Area	Yoyogi M Building	Shibuya ward, Tokyo	2,479	Aug. 1991	87.1
		Retail (Total 2 properties) Sub Total		12,379	3.9 yrs	97.4
		Total 35 properties		81,434	12.3 yrs	94.9

Additional properties during the 3rd period (26 properties) (as of June 12, 2006)

Type	Area	Name	Location	Acquisition Price (¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note3)
Office	Tokyo Metropolitan Area	Toshin 24 Building	Yokohama, Kanagawa	5,300	Sep 1984	100.0
	Tokyo Metropolitan Area	Ebisu East 438 Building	Shibuya ward, Tokyo	4,640	Jan. 1992	100.0
	Tokyo Metropolitan Area	KDX Omori Building	Ohta ward, Tokyo	3,500	Oct. 1990	100.0
	Tokyo Metropolitan Area	KDX Hamamatsucho Building	Minato ward, Tokyo	3,460	Sep 1999	100.0
	Tokyo Metropolitan Area	Dai-ichi Kayabacho Building	Chuo ward, Tokyo	2,780	Oct. 1987	100.0
	Tokyo Metropolitan Area	NTB・M Building	Minato ward, Tokyo	2,690	Feb 1992	100.0
	Tokyo Metropolitan Area	KDX Shin-Yokohama Building	Yokohama, Kanagawa	2,520	Sep 1990	100.0
	Tokyo Metropolitan Area	KDX Yotsuya Building	Shinjuku ward, Tokyo	1,950	Oct 1989	100.0
	Other Regional Areas	KDX Minami Semba Dai-1 Building	Osaka, Osaka	1,610	Mar. 1993	100.0
	Other Regional Areas	KDX Minami Semba Dai-2 Building	Osaka, Osaka	1,560	Sep 1993	86.0
	Office (10 properties) Sub Total			30,010	-	-
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	Chuo ward, Tokyo	5,353	Jan. 2004	100.0
	Tokyo Metropolitan Area	Regalo Ochanomizu I&II	Bunkyo ward, Tokyo	3,600	①Jan. 2006 ②Feb 2006	58.2
	Tokyo Metropolitan Area	Regalo Shiba-Kouen	Minato ward, Tokyo	2,260	Nov 2005	74.4
	Tokyo Metropolitan Area	Chigasaki Socie Ni-bankan	Chigasaki, Kanagawa	1,160	Jan. 1991	91.3
	Tokyo Metropolitan Area	Court Nishinjuku	Shinjuku ward, Tokyo	1,130	Oct 2005	96.3
	Tokyo Metropolitan Area	Regalo Komazawa-Kouen	Setagaya ward, Tokyo	912	Feb 2006	95.6
	Tokyo Metropolitan Area	Court Shin Okachimachi	Taito ward, Tokyo	878	Oct. 2005	97.0
	Tokyo Metropolitan Area	Primo Regalo Kagurazaka	Shinjuku ward, Tokyo	762	Jan. 2006	93.2
	Tokyo Metropolitan Area	Primo Regalo Youga	Setagaya ward, Tokyo	730	Dec. 2005	100.0
	Tokyo Metropolitan Area	Court Shimouma	Setagaya ward, Tokyo	638	Oct. 2005	100.0
	Other Regional Areas	Ashiya Royal Homes	Ashiya, Hyogo	2,330	Jun. 1991	78.5
	Other Regional Areas	Regalo Ibaraki I&II	Ibaraki, Osaka	1,600	①May 1991 ②Mar 1993	31.1
	Other Regional Areas	Collection Higashi-Sakura	Nagoya, Aichi	1,264	Mar. 2006	22.4
	Other Regional Areas	Renaissance 21 Hirao Jousui-machi	Fukuoka, Fukuoka	900	Oct 2005	58.0
	Other Regional Areas	Montore Nishikouen Bay Court	Fukuoka, Fukuoka	826	Feb 2006	61.0
	Residential (15 properties) Sub Total			21,343	-	-
Retail	Other Regional Areas	ZARA Tenjin Nishi-dori	Fukuoka, Fukuoka	3,680	Nov 2005	100.0
	Retail (1 property) Sub Total			3,680	-	-
		Total 26 properties		58,033	-	-
		Total 59 properties		137,759 (Note4)	11.1 yrs (Note5)	90.8 (Note6)

Notes:

1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, identified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreements.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotals and total for the investment portfolio is shown as the weighted-averages portfolioage based upon acquisition prices with a base date of April 30, 2006.
3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place. Ratios are calculated as of April 30, 2006 for the second fiscal period and as of May 31, 2006 for 26 properties acquired during the third fiscal period. Subtotals and total for the investment portfolio are weighted-averages.
4. The total acquisition price for 59 properties held by the Investment Corporation as of June 12, 2006.
5. The weighted-average age of the 59 properties held by the Investment Corporation as of June 12, 2006 with a base date of April 30, 2006.
6. The weighted-average occupancy ratio is calculated as of May 31, 2006 based on the 59 properties held by the Investment Corporation as of June 12, 2006.

Portfolio Composition

The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area, and size.

- **Type**

Immediately following IPO (29 properties)



Retail : 1 property
Total ¥9.9 B 16.2%
properties
Residential : 17 properties
Total ¥18.986 B 31.1%

As of June 12, 2006 (59 properties)



Retail : 3 properties
Total ¥16.059 B 11.6%
properties
Residential : 31 properties
Total ¥43.421 B 31.5%

- **Area**

Immediately following IPO (29 properties)



Other Regional Areas
Total ¥58.802 B

As of June 12, 2006 (59 properties)



Other Regional Areas : 13 properties
Total ¥23.421 B
17.0%

- **Size**

Immediately following IPO (29 properties)



¥7.5–10.0 B
1 property
16.2%
Less than ¥1.0B
11 properties
13.4%
¥5.0–7.5 B
2 properties
18.2%
¥1.0–2.5 B
11 properties
29.5%
¥2.5–5.0 B
4 properties
22.6%

As of June 12, 2006 (59 properties)



¥7.5–10.0 B 1 property
Total ¥9.9 B
7.1%
Less than ¥1.0B 16 properties
Total ¥12.1 B
8.8%
¥5.0–7.5 B 6 properties
Total ¥33.2 B
24.1%
¥1.0–2.5 B 24 properties
Total ¥41.7 B
30.3%
¥2.5–5.0 B 12 properties
Total ¥40.6 B
29.5%

Note : Percentage figures in the above pie charts represent the proportion of each category as a percentage of the total calculated on a property acquisition price basis. Percentage figures are rounded off to the first decimal place.

Total Acquisition Price	61 billion yen	Total Acquisition Price	137.7 billion yen
Total Number of Properties	31 properties	Total Number of Properties	59 properties
Weighted-Average Portfolio Age	11.7 years	Weighted-Average Portfolio Age	11.1 years

Note: The average age of building construction, current as of April 30, 2006, is shown as the weighted-average portfolio age based upon acquisition prices.

Portfolio Development Policy

	Classification	Investment Ratio Target		Classification	Investment Ratio Target
Type	Office Buildings	More than 50%	Area	Tokyo Metropolitan Area	More than 70%
	Residential Properties	More than 20%			
	Retail Properties	Less than 30%		Other Regional Areas	Less than 30%
	Other				

Structure of Investment Corporation


Information and Property Providers
(Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director:Taisuke Miyajima
Supervisory Director:Kimio Kodama
Supervisory Director:Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
Administrative Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd.
Asset Management Company
Administrative Agent for Directors' Meeting
Kenedix REIT Management, Inc.
Trasfer Agent
The Chuo Mitsui Trust and Banking Co., Limited
①
②
③
④

①Asset Management Agreement / Operating Agency Agreement
②Administrative Agency Agreement / Asset Custodian Agreement
③Transfer Agency Agreement
④Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Structure of the Asset Management Company

Name: Kenedix REIT Management, Inc.

Capital: ¥200 million

History:

November 28, 2003	KW REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo.
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan.
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation.

Organization Chart



Shareholders' Meeting
Auditors
Board of Directors
Compliance Officer
Investment Committee
Compliance Committee
Representative Director
Investment Management Division
Financial Planning Division
Corporate Planning/ Administration Division
Real Estate Investment Group
Asset Management Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

(Note)

Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

II. Management Report
Operating Conditions

1. Trends in Operating Conditions

Period			First Fiscal Period (As of October 31 2006)	Second Fiscal Period (As of April 31, 2006)
Operating revenues		Millions of Yen	1,196	2,871
(Rental revenues)		Millions of Yen	1,196	2,871
Operating expenses		Millions of Yen	606	1,527
(Property-related expenses)		Millions of Yen	518	1,265
Operating income		Millions of Yen	589	1,343
Ordinary income		Millions of Yen	243	1,103
Net income	(a)	Millions of Yen	242	1,101
Total assets	(b)	Millions of Yen	77,325	92,053
Interest-bearing debt	(c)	Millions of Yen	29,000	42,000
Unitholders' equity	(d)	Millions of Yen	44,527	45,387
Unitholders' capital		Millions of Yen	44,285	44,285
Number of investment units issued and outstanding	(e)	Per Unit	79,370	79,370
Unitholders' equity per Unit	(d)／(e)	Yen	561,008	571,840
Total distribution	(f)	Millions of Yen	242	1,101
Distribution per unit	(f)／(e)	Yen	3,052	13,884
(Earnings distributed per unit)		Yen	3,052	13,884
(Distribution in excess of earnings per unit)		Yen	—	—
Return on assets (annualized)	(Note 1, 2)	%	0.3 (1.3)	1.3 (2.6)
Return on unitholders' equity (annualized)	(Note 2, 3)	%	0.6 (2.2)	2.5 (4.9)
Unitholders' equity ratio at the end of period	(d)／(b)	%	57.6	49.3
Interest-bearing debt ratio at the end of period	(c)／(b)	%	37.5	45.6
Payout ratio (Note 4)	(f)／(a)	%	99.9	99.9
[Other reference]				
Number of properties		Properties	31	35
Total leasable floor area		m²	81,298.67	104,868.65
Occupancy ratio at the end of period		%	96.6	94.9
Depreciation expenses for the period		Millions of Yen	268	650
Capital expenditures for the period		Millions of Yen	47	510
Leasing NOI (net operating income)	(Note 5)	Millions of Yen	945	2,256
FFO (funds from operation)	(Note 6)	Millions of Yen	510	1,752
FFO per unit	(Note 7)	Yen	6,430	22,076

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
   Total assets reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
2. Annualized values are calculated based upon a period of 181 days. Annualized values for the first fiscal period are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (from August 1, 2005 to October 31, 2005).
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
   Total unitholders' equity at the beginning of period reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
4. Payout ratio is rounded off to the first decimal place.
5. Leasing NOI = Rental and other operating revenues from rental and other operating expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period
7. FFO per unit = FFO/ number of investment units issued and outstanding (figures below ¥1 rounded off)

2. Operating Conditions for the Fiscal Period under Review

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Thereafter, the Investment Corporation first reported its operating results for period ending on October 31, 2005. As of April 30, 2006, the end of the second fiscal period, the number of investment units issued and outstanding totaled 79,370 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the fiscal period under review, the Japanese economy made a steady shift from moderate to full-fledged recovery. Conditions were buoyed by an increase in capital expenditure on the back of an improvement in corporate earnings, and robust employment conditions contributing to an upswing in personal consumption.

On March 9, 2006, the Bank of Japan lifted its quantitative monetary easing policy, which was first implemented in March 2001. At the same time, the Central Bank announced that it would shift its focus from the bank's current account balance to unsecured call interest rates. In announcing the policy shift, the Bank of Japan pledged to anchor the unsecured call rate near zero for a prudent period. Thereafter adjustments would be made on a gradual basis in accordance with changes in the economy and consumer prices.

Turning to real estate markets in Japan, official announcements as of January 1, 2006, indicated land prices in the major metropolitan areas of Tokyo, Osaka, Kyoto and Nagoya had either held their value or made a steady increase. In Other Regional Areas, the decline in residential and retail property prices narrowed. Furthermore, signs of a slight increase have emerged in certain major cities in regional areas.

b. Management performance

As of October 31, 2005, the Investment Corporation owned a portfolio of 31 properties with a total acquisition costs of ¥69,132 million. Using the original network of the Asset Management Company, the Investment Corporation acquired 3 office buildings in the Tokyo Metropolitan Area and 1 residential property in the Other Regional Areas during the second fiscal period with a total acquisition costs of ¥12,302 million. As a result, the number of properties owned as of April 30, 2006 stood at 35, with a total acquisition costs of ¥81,434 million. Looking at the portfolio as a whole, 59.2% was comprised of office buildings, 25.5% of residential properties and 15.2% retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the second fiscal period was 94.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)	
		Total Acquisition Costs (Millions of Yen)	Ratio (%)	Total Acquisition Costs (Millions of Yen)	Ratio (%)	Total Acquisition Costs (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	32,197	52.7	37,767	54.6	48,269	59.2
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5
	Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2
	Total	61,083	100.0	69,132	100.0	81,434	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8
	Total	61,083	100.0	69,132	100.0	81,434	100.0

Notes:

1. Total acquisition costs is the total of acquisition price for each property classified by type and area.
2. Total acquisition costs is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the second fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2006, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of April 30, 2006 (excluding Jinnan-zaka Frame and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. For example, steps are being taken to negotiate with insurance brokers to improve fire insurance cover terms and conditions while reducing premiums paid. Labor saving measures in connection with operating schemes and initiatives to standardize contracts have also contributed to minimizing real estate trust commissions. Furthermore, the Investment Corporation is implementing gradual review of building management responsibilities and costs.

CS Strategy-Based Leasing Management

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. As a part of these efforts, the Asset Management Company implemented a survey in collaboration with J.D. Power Asia Pacific Inc., an internationally recognized company that engages in customer satisfaction evaluation, covering the Investment Corporation's office building portfolio as of December 2005. As a part of this survey the administration officers of each tenant and tenant employees were

asked to respond to 40 questions covering each building and its facilities as well as the nature and quality of operating and management services.

<Questions Covered by the Survey>

1. Building location and environment, external façade, entrance (design, access, lighting, other), lease space areas (air conditioning system, lighting, ventilation, OA compliant, other), common use areas (elevators, toilets, kitchen facilities, smoking area, parking, other), management company service, status and standard of cleaning, security, fire prevention.
2. Remarks

On a scale of five, respondents were asked to rank each of the aforementioned questions. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovation for each property taking into consideration associated costs and benefits. Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

(3) Funds Procurement and Acquiring Credit Ratings Accreditation

As of October 31, 2005, the balance of debt financing stood at ¥29.0 billion and comprised ¥19.0 billion of long-term debt and ¥10.0 billion of short-term debt. To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥13.0 billion during the second fiscal period comprising ¥11.5 billion of long-term debt and ¥1.5 billion of short-term debt. As a result, the balance of debt financing as of April 30, 2006 stood at ¥42.0 billion comprising ¥30.5 billion of long-term debt and ¥11.5 billion of short-term debt. Of this amount, ¥28.3 billion of long-term debt as of April 30, 2006 was procured on a floating rate basis. In order to minimize the risk of future increase in interest rate, the Investment Corporation has entered into interest-rate swap agreements, effectively fixing applicable interest rates.

Since its public listing through to the end of the second fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment period by placing added emphasis on long-term debt.

Note: Short-term debt is repayable within 1 year. Long-term debt is repayable over terms exceeding 1 year. The same applies throughout this report.

As a part of efforts to diversify procurement methods, including the issue of investment corporation bonds, and to extend the average repayment period for its overall debt financing, the Investment Corporation acquired a credit rating of A3 (Outlook : Stable) from Moody's Investors Services, Inc. on February 28, 2006. The ability to acquire a credit rating so quickly after its initial public listing is attributed to the high standing in which the Investment Corporation, its investment policies, quality of individual assets, real estate portfolio, the unsecured and unguaranteed nature of debt financing, quality of the Asset Management Company's personnel and the support of the Kenedix Group are held.

<Credit Rating>

Credit Rating Agency	Rating
Moody's Investors Services, Inc.	Issuer rating: A3
	Outlook: Stable

(4) **Operating Results and Cash Distribution**

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥2,871 million for its second fiscal period. Operating income was ¥1,343 million, ordinary income ¥1,103 million and net income ¥1,101 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the second fiscal period was ¥13,884 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first and second fiscal periods are summarized in the following table. (Note 4)

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. From the end of the fiscal period under review, the Investment Corporation issued additional new investment units (offer price: ¥593,096; issue price: ¥572,519) as a means to fund the acquisition of additional properties (payment date: May 1, 2006). Furthermore, the Investment Corporation issued additional new investment units by way of third-party allocation (issue price: ¥572,519) to assist in the acquisition of new investment properties (payment date: May 26, 2006). As a result, unitholders' capital as of May 26, 2006 stood at ¥88,729 million with 157,000 investment units issued and outstanding.

Trends of investment unit certificate price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units during the first and second fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period	Second Fiscal Period
End of Fiscal Period	October 31, 2005	April 30, 2006
High Price	¥618,000	¥670,000
Low Price	¥573,000	¥574,000

4. Distributions

Distribution in the second fiscal period was ¥13,884 per unit. The Investment Corporation applies the favorable tax treatment (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period	First Fiscal Period	Second Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005	November 1, 2005 to April 30, 2006
Unappropriated Retained Earnings	¥242,251 thousands	¥1,102,013 thousands
Retained Earnings for the next fiscal period	¥14 thousands	¥40 thousands
Cash Distributions (Distribution per unit)	¥242,237 thousands (¥3,052)	¥1,101,973 thousands (¥13,884)
Earnings Distributed Earnings distributed per unit	¥242,237 thousands (¥3,052)	¥1,101,937 thousands (¥13,884)
(Payments for capital participations) (Payments for capital participations per unit)	– (–)	– (–)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Against this economic backdrop, positive signs are emerging in the domestic real estate market. Posted land prices for March 2006 confirmed land and property price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land and property prices for specific major cities in regional areas are also increasing. On a nationwide basis, land and property prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo Metropolitan Area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sapporo in Hokkaido and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

(2) Management Policies and Pending Issues

a. Existing property management strategy

Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aims of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Based on the aforementioned, the Asset Management Company undertakes property management activities as follows.

・Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.
・Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
・Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
・Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
・Review property management contents and standards.

b. New property investment strategy

The Investment Corporation will continue to invest in medium-sized office buildings located in the Tokyo Metropolitan Area as the cornerstone of its investment policy. At the same time, the Investment Corporation will emphasize residential properties in densely populated areas with a high number of households and retail properties in central urban commercial districts. To facilitate the implementation of the aforementioned investment policy, in addition to the original network of the Asset Management Company, the Investment Corporation will leverage the support-line provided by the Kenedix Group. The Kenedix Group comprises Kenedix, Inc., Kenedix Advisors Co., Ltd. and other affiliated companies.
Through this support-line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary (excluding the original network of the Asset Management Comapnay), as well as pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support-line is increasingly significant in the Asset Management Company's acquisition of quality properties.
Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(3) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.
In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporation bonds with the aim of extending the average repayment period of its liabilities.
The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

6. Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows.

1. Issuance of New Investment Units

On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation), respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 investment units outstanding as of May 26, 2006.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units :	73,660units
(Japanese primary offering 50,370units, International offering 23,290units)	
Offer price per unit :	¥593,096
Total amount of offerings :	¥43,687,451,360
Issue price per unit :	¥572,519
Net proceeds :	¥42,171,749,540
Payment date :	May 1, 2006
Delivery date of investment unit certificates :	May 2, 2006
Starting date of the computation of cash distribution :	May 1, 2006

(2) Issuance of New Investment Units through Third-party Allotment

Total number of newly issued units :	3,970 per unit
Issue price per unit :	¥572,519
Net proceeds :	¥2,272,900,430
Payment date :	May 26, 2006
Delivery date of New Investment Units through :	May 26, 2006
Starting date of the computation of cash distribution :	May 1, 2006

2.Debt Financing

On May 1, 2006, the Investment Corporation obtained debt financing as follows :

(1) Series 7-A

Lenders :	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed :	¥2,000 million
Interest Rate :	0.36909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2007
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders :	The Chuo Mitsui Trust and Banking Co., Limited Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ , Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.

Amount Borrowed : ¥6,500 million
Interest Rate : 0.53909% floating rate of interest (Note)
Repayment Due Date : April 30, 2009
Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders : Aozora Bank, Ltd.
Mitsui Sumitomo Insurance Co., Ltd.
Amount Borrowed : ¥2,500 million
Interest Rate : 0.63909% floating rate of interest (Note)
2.19875% fixed rate of interest
Repayment Due Date : April 30, 2011
Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D

Lender : Development Bank of Japan
Amount Borrowed : ¥5,000 million
Interest Rate : 2.73125% fixed rate of interest
Repayment Due Date : April 30, 2016
Collateral : Unsecured, unguaranteed

(Reference)

On May 1, 2006, the Investment Corporation acquired trust beneficiary interests in 26 properties for a total acquisition cost of ¥58,033 million utilizing proceeds from the issue of new investment units, debt financing and cash on hand. Furthermore, the Investment Corporation sold 2 residential properties (total acquisition cost of ¥1,708 million) on May 10, 2006 following a review of its investment portfolio.

Property Name	Toshin 24 Building (Office Building)
Location (Address)	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa
Number of Floors	B1 / 8F
Total Floor Area	8,483.17 m²
Completion Date	September 1984
Acquisition Price	¥5,300,000,000

Property Name	Ebisu East 438 Building (Office Building)
Location (Address)	4-3-8 Ebisu, Shibuya-ku, Tokyo
Number of Floors	B1 / 7F
Total Floor Area	4,394.58 m²
Completion Date	January 1992
Acquisition Price	¥4,640,000,000

Property Name	KDX Omori Building (Office Building)
Location (Address)	1-6-8 Omori-Kita, Ohta-ku, Tokyo

Property Name	KDX Hamamatsucho Building (Office Building) (Note 2)
Location (Address)	2-7-19 Hamamatsucho, Minato-ku, Tokyo

Number of Floors	B1 / 9F
Total Floor Area	7,334.77 m^2
Completion Date	October 1990
Acquisition Price	¥3,500,000,000

Number of Floors	9F
Total Floor Area	3,592.38 m^2
Completion Date	September 1999
Acquisition Price	¥3,460,000,000

Property Name	Dai-ichi Kayabacho Building (Office Building)
Location (Address)	3-4-2 Kayabacho Nihonbashi, Chuo-ku, Tokyo
Number of Floors	8F (Note 1)
Total Floor Area	3,804.86 m^2 (Note 1)
Completion Date	October 1987
Acquisition Price	¥2,780,000,000

Property Name	NTB・M Building (Office Building)
Location (Address)	2-2-9 Shinbashi, Minato-ku, Tokyo
Number of Floors	B1 / 8F (Note 1)
Total Floor Area	3,960.22 m^2 (Note 1)
Completion Date	February 1992
Acquisition Price	¥2,690,000,000

Property Name	KDX Shin-Yokohama Building (Office Building)
Location (Address)	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa
Number of Floors	B1 / 9F
Total Floor Area	6,180.51 m^2
Completion Date	September 1990
Acquisition Price	¥2,520,000,000

Property Name	KDX Yotsuya Building (Office Building)
Location (Address)	1-22-5 Yotsuya, Shinjuku-ku, Tokyo (Note 1)
Number of Floors	B2 / 4F
Total Floor Area	3,329.68 m^2
Completion Date	October 1989
Acquisition Price	¥1,950,000,000

Property Name	KDX Minami Semba Dai-1 Building (Office Building) (Note 3)
Location (Address)	2-1-10 Minami Semba, Chuo-ku, Osaka-shi, Osaka
Number of Floors	B1 / 9F
Total Floor Area	4,236.59 m^2
Completion Date	March 1993
Acquisition Price	¥1,610,000,000

Property Name	KDX Minami Semba Dai-2 Building (Office Building) (Note 4)
Location (Address)	2-11-26 Minami Semba, Chuo-ku,Osaka-shi, Osaka
Number of Floors	B1 / 9F
Total Floor Area	3,315.93 m^2
Completion Date	September 1993
Acquisition Price	¥1,560,000,000

Property Name	Residence Charmante Tsukishima (Residential Property)
Location (Address)	3-26-8 Tsukishima, Chuo-ku, Tokyo
Number of Floors	B1 / 10F (Note 1)
Total Floor Area	18,115.39 m^2 (Note 1)
Completion Date	January 2004
Acquisition Price	¥5,353,000,000

Property Name	Regalo Ochanomizu I&II (Residential Property)
Location (Address)	①2-3-19 Hongo, Bunkyo-ku, Tokyo (I), ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)
Number of Floors	①B1 / 10F (I) ②11F (II)
Total Floor Area	4,843.27 m^2(Total of I & II)
Completion Date	①January 2006 ②February 2006
Acquisition Price	¥3,600,000,000

Property Name	Regalo Shiba-Kouen (Residential Property)

Property Name	Chiasaki Socie Ni-bankan (Residential Property)

Location (Address)	3-4-16 Shiba, Minato-ku, Tokyo
Number of Floors	13F
Total Floor Area	2,786.98 m^2
Completion Date	February 2005
Acquisition Price	¥2,260,000,000

Location (Address)	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa
Number of Floors	8F
Total Floor Area	3,821.74 m^2
Completion Date	January 1991
Acquisition Price	¥1,160,000,000

Property Name	Court Nishi-Shinjuku (Residential Property)
Location (Address)	7-18-15 Nishi-shinjuku, Shinjuku-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,669.33 m^2
Completion Date	October 2005
Acquisition Price	¥1,130,000,000

Property Name	Regalo Komazawa-Kouen (Residential Property)
Location (Address)	5-21-6 Komazawa, Setagaya-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,262.00 m^2
Completion Date	February 2006
Acquisition Price	¥912,000,000

Property Name	Court Shin-Okachimachi (Residential Property)
Location (Address)	1-10-6 Motoasakusa, Taito-ku, Tokyo
Number of Floors	11F
Total Floor Area	1,494.55 m^2
Completion Date	October 2005
Acquisition Price	¥878,000,000

Property Name	Primo Regalo Kagurazaka (Residential Property)
Location (Address)	8-10 Tsukiji-cho, Shinjuku-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,007.54 m^2
Completion Date	January 2006
Acquisition Price	¥762,000,000

Property Name	Primo Regalo Youga (Residential Property)
Location (Address)	5-34-21 Seta, Setagaya-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,213.20 m^2
Completion Date	December 2005
Acquisition Price	¥730,000,000

Property Name	Court Shimouma (Residential Property)
Location (Address)	1-21-8 Shimouma, Setagaya-ku, Tokyo
Number of Floors	6F
Total Floor Area	880.18 m^2
Completion Date	October 2005
Acquisition Price	¥638,000,000

Property Name	Ashiya Royal Homes (ResidentialProperty)
Location (Address)	20-10 Ohara-cho, Aishiya-shi, Hyogo
Number of Floors	5F
Total Floor Area	5,015.67 m^2
Completion Date	June 1991
Acquisition Price	¥2,330,000,000

Property Name	Regalo Ibaraki I & II (Residential Property)
Location (Address)	①9－11 Takebashi, Ibaraki-shi, Osaka (I) ②9－11 Takebashi, Ibaraki-shi, Osaka (II)
Number of Floors	①4F ②B1 / 7F
Total Floor Area	6,445.92 m^2 (Total of I & II)
Completion Date	①May 1991 ②March 1993
Acquisition Price	¥1,600,000,000

Property Name	Collection Higashi-Sakura (Residential Property)

Property Name	Renaissance 21 Hirao Jousui-machi (Residential Property)

Location (Address)	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi
Number of Floors	14F
Total Floor Area	2,931.65 m²
Completion Date	March 2006
Acquisition Price	¥1,264,000,000

Location (Address)	55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	5F
Total Floor Area	2,643.36 m²
Completion Date	October 2005
Acquisition Price	¥900,000,000

Property Name	Montore Nishikouen Bay Court (Residential Property)
Location (Address)	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	10F
Total Floor Area	2,772.49 m²
Completion Date	February 2006
Acquisition Price	¥826,000,000

Property Name	ZARA Tenjin Nishi-dori (Retail Property)
Location (Address)	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	4F
Total Floor Area	1,445.02 m²
Completion Date	November 2005
Acquisition Price	¥3,680,000,000

Notes:

1. Details relating to number of floors and total floor area for the compartmentalized ownership building apply to the entire building.
2. The current name (as of June 12, 2006) of the property is the "Shuwa Daini Hamamatsucho Building". Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.
3. The current name (as of June 12, 2006) of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.
4. The current name (as of June 12, 2006) of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

The Investment Corporation sold the 2 residential properties (Storia Todoroki and Clair Court Rokakouen) on May 10, 2006.

Property Name	Storia Todoroki (Residential Property)
Location (Address)	5-30-16 Todoroki, Setagaya-ku, Tokyo
Number of Floors	B1 / 3F
Total Floor Area	1,437.35 m²
Completion Date	December 2002
Acquisition Price	¥877,000,000
Sales Price	¥1,015,000,000

Property Name	Clair Court Rokakouen (Residential Property)
Location (Address)	1-7-17 Kitakarasuyama, Setagaya-ku, Tokyo
Number of Floors	3F
Total Floor Area	1,727.48 m²
Completion Date	August 1998
Acquisition Price	¥831,000,000
Sales Price	¥985,000,000

1. Total Capitalization

	First Fiscal Period As of October 31, 2005	Second Fiscal Period As of April 30, 2006
Total number of authorized investment units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	79,370 units
Total capitalization	¥44,285,002,500	¥44,285,002,500
Numbers of unitholders	7,135	5,070

2.The main investors of the Investment Corporation as of April 30, 2006 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	8,559	10.78
Japan Trustee Services Bank, Ltd. (trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	5,160	6.50
NikkoCiti Trust and Banking Co. (investment trust account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	4,970	6.26
The Master Trust Bank of Japan, Ltd. (trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	4,580	5.77
Kenedix, Inc.	2-2-9, Shinbashi, Minato-ku, Tokyo	3,970	5.00
Nanto Bank, Ltd.	16, Hashimotocho, Nara-shi, Nara	1,963	2.47
AIU Insurance Company ORD-4 Lending	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	1,575	1.98
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1-8-12, Harumi, Chuo-ku, Tokyo	1,390	1.75
The Hiroshima Bank, Ltd.	1-3-8, Kamiyacho , Naka-ku, Hiroshima	1,273	1.60
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	1,175	1.48
	Total	34,615	43.61

Note : Figures for ratio of investment units owned have been rounded off to the second decimal place.

3.Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of April 30, 2006 were as follows.

Title	Name	Concurrent Office
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountant, Toba CPA Office

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of April 30, 2006.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. Taisuke Miyajima has obtained approval from the Commissioner of the Finance Services Agency to hold concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005.

4.Asset Management Company, Asset Custodian and General Operations Agents

(As of April 30, 2006)

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.

Portfolio Profile

1. Composition of Portfolio Assets

Type of Specified Asset	Type	Area	First Fiscal Period (As of October 31, 2005)		Second Fiscal Period (As of April 30, 2006)	
			Total Amount Held (Millions of Yen)	Percentage of Total Portfolio (%)	Total Amount Held (Millions of Yen)	Percentage of Total Portfolio (%)
Real Estate	Office Buildings	Tokyo Metropolitan Area	-	-	2,338	2.5
	Retail Properties	Tokyo Metropolitan Area	-	-	55	0.1
Total for Real Estate			-	-	2,393	2.6
Trust Beneficiary Interest in Real Estate	Office Buildings	Tokyo Metropolitan Area	31,237	40.4	39,679	43.1
		Other Regional Areas	7,207	9.3	7,126	7.7
	Total for Office Buildings		38,444	49.7	46,806	50.8
	Residential Properties	Tokyo Metropolitan Area	18,832	24.4	18,707	20.3
		Other Regional Areas	899	1.2	2,826	3.1
	Total for Residential Properties		19,732	25.5	21,534	23.4
	Retail Properties	Tokyo Metropolitan Area	12,734	16.5	12,700	13.8
	Total for Retail Properties		12,734	16.5	12,700	13.8
Total of Trust Beneficiary Interests in Real Estate			70,911	91.7	81,040	88.0
Bank Deposits and Other Assets			6,413	8.3	8,618	9.4
Total Assets			77,325	100.0	92,053	100.0

Note: "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation)

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of April 30, 2006 were as follows:

Property No.	Property Name	Book Value (Millions of Yen)	Total Leasable Floor Area (m^2)	Total Leased Floor Area (m^2)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type of Property
C-1	Jinnan-zaka Frame	10,111	4,670.87	4,670.87	100.0	11.6	Retail Property
A-1	Nihonbashi 313 Building	6,267	5,901.12	5,901.12	100.0	8.3	Office Building
A-13	Belles Modes Building	5,960	3,816.35	3,072.57	80.5	4.1	Office Building
A-12	Portus Center Building	5,646	11,520.47	11,520.47	100.0	11.1	Office Building
A-2	Sogo Hirakawacho Building	5,228	4,440.06	4,440.06	100.0	6.5	Office Building
A-3	Higashi-Kayabacho Yuraku Building	4,502	4,413.17	4,413.17	100.0	5.8	Office Building
A-4	Noir Hatchobori	3,687	3,325.04	3,325.04	100.0	4.5	Office Building
B-1	Storia Sirokane	3,221	3,617.32	3,344.28	92.5	3.6	Residential Property
C-2	Yoyogi M Building	2,644	1,189.30	1,035.60	87.1	2.1	Retail Property
A-5	K&Y Building (Southern Plaza)	2,538	4,391.37	4,336.56	98.8	3.6	Office Building
Total		49,809	47,285.07	46,059.74	97.4	61.2	—

3. Investment Portfolio

Real estate including trust beneficiary interests in real estate held by the Investment Corporation as of April 30, 2006 was as follows.

Type of Use	Area	Property No	Property Name	Location	Type of Specified Asset	Leasable Floor Area (㎡)	Appraisal Value at the End of Period (Note1) (Millions of Yen)	Book Value (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	3-3-4 Kojimachi, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	3,816.35	6,040	5,960
		A-1	Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	6,000	6,267
		A-2	Sogo Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,440.06	5,230	5,228
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	4,720	4,502
		A-4	Noir Hatchobori	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,690	3,687
		A-5	K&Y Building (Southern Plaza)	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,590	2,538
		A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	2,500	2,492
		A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,048.54	2,380	2,393
		A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	2,590	2,314
		A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real estate	3,875.45	2,270	2,338

		A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	1,950	1,944
		A-9	NNK Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	1,700	1,637
		A-10	Koishikawa Yoshida Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	762	712
	Other Regional Areas	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,520.47	5,590	5,646
		A-11	Hakata-Ekimae Dai-2 Building	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,691.63	1,490	1,480
	Total of 15 Office Buildings					58,960.11	49,502	49,144
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	4-7-8 Shiroganedai, Minato-ku, Tokyo	Trust beneficiary interest in real estate	3,617.32	3,300	3,221
		B-2	Tre di Casa Minami Aoyama	3-4-8 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,680.79	2,510	2,509
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,170	1,290
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,240	1,245
		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,200	1,219
		B-6	Court Nihonbashi-Hakozaki	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	1,537.38	1,190	1,174
		B-7	Side Denenchofu	40-14 Denenchofu Honcho, Ota-ku, Tokyo	Trust beneficiary interest in real estate	2,359.44	1,090	1,165
		B-8	S-court Yokohama-Kannai II	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	1,602.28	968	982
		B-9	Court Motoasakusa	4-8-10 Motoasakusa, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,314.91	892	917
		B-10	Storia Todoroki	5-30-16 Todoroki, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,434.86	851	902
		B-11	Bloom Omotesando	5-39-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	705.30	925	900
		B-12	Clair Court Rokakouen	1-7-17 Kita-Karasuyama, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,621.06	822	861
		B-13	Human Heim Okachimachi	2-28-4 Taito, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,329.79	856	861
		B-14	Court Shinbashi	5-33-7 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	939.60	758	769
		B-15	Court Suitengu	2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	933.03	666	685
	Other Regional Areas	B-18	Venus Hibarigaoka	①2-24-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido ②2-25-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido ③2-26-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficiary interest in real estate	12,829.64	1,730	1,941
		B-16	Abreast Hara	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,436.33	483	460

		B-17	Abreast Hirabari	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,701.68	447	424
	Total of 18 residential properties					40,048.37	21,098	21,534
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,670.87	11,000	10,111
		C-2	Yoyogi M Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Real estate / Trust beneficiary interest in real estate	1,189.30	2,500	2,644
	Total of 2 Retail Properties					5,860.17	13,500	12,755
Total						104,868.65	84,100	83,434

Leasing details for each property within the Investment Corporation's investment portfolio for the second fiscal period are as follows.

Type of Use	Area	Property No.	Property Name	First Fiscal Period (May 6, 2005 to October 31, 2005)			
				No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (Millions of Yen)	Ratio of the Total Rental Revenues (%)
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	7	80.5	118	4.1
		A-1	Nihonbashi 313 Building	7	100.0	238	8.3
		A-2	Sogo Hirakawacho Building	21	100.0	186	6.5
		A-3	Higashi-Kayabacho Yuraku Building	6	100.0	167	5.8
		A-4	Noir Hatchobori	6	100.0	128	4.5
		A-5	K&Y Building (Southern Plaza)	24	98.8	103	3.6
		A-6	Harajuku F.F. Building	3	100.0	115	4.0
		A-15	KDX Hamacho Building	5	87.3	22	0.8
		A-7	FIK Minami Aoyama	5	100.0	83	2.9
		A-14	KDX Funabashi Building	17	91.9	33	1.2
		A-8	Kanda Kihara Building	9	100.0	68	2.4
		A-9	NNK Building	1	100.0	71	2.5
		A-10	Koishikawa Yoshida Building	5	100.0	36	1.3
	Other Regional Areas	A-12	Portus Center Building	35	100.0	318	11.1
		A-11	Hakata-Ekimae Dai-2 Building	38	96.7	80	2.8
	Total of 15 Office Buildings			189	97.3	1,772	61.7
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	42	92.5	103	3.6
		B-2	Tre di Casa Minami Aoyama	20	100.0	74	2.6
		B-3	Court Mejiro	16	85.1	44	1.6
		B-4	Apartments Motoazabu	21	97.1	39	1.4
		B-5	Apartments Wakamatsu-Kawada	31	97.8	39	1.4
		B-6	Court Nihonbashi-Hakozaki	53	94.3	41	1.5
		B-7	Side Denenchofu	29	94.4	37	1.3
		B-8	S-court Yokohama-Kannai II	70	100.0	36	1.3
		B-9	Court Motoasakusa	37	82.3	31	1.1
		B-10	Storia Todoroki	29	100.0	28	1.0
		B-11	Bloom Omotesando	5	85.2	26	0.9
		B-12	Clair Court Rokakouen	29	100.0	30	1.1
		B-13	Human Heim Okachimachi	9	100.0	29	1.0
		B-14	Court Shinbashi	3	95.2	26	0.9
		B-15	Court Suitengu	35	94.9	22	0.8
	Other Regional Areas	B-18	Venus Hibarigaoka	56	82.7	49	1.7
		B-16	Abreast Hara	37	100.0	22	0.8
		B-17	Abreast Hirabari	29	97.5	20	0.7

	Total of 18 Residential Properties			551	91.1	705	24.6
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	11	100.0	331	11.6
		C-2	Yoyogi M Building	9	87.1	61	2.1
	Total of 2 Retail Properties			20	97.4	393	13.7
Total				760	94.9	2,871	100.0

Notes:

1. Appraisal values at the end of period are based on appraisal methods outlined in the Investment Corporation's Articles of Incorporation and standards formulated by the Investment Trusts Association, Japan. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Co., Ltd. and real estate appraisers of Nippon Tochi-Tatemono Limited.
2. The number of tenants refers to the number of end-tenants for each property. Subtotal and total figures have been adjusted for duplication in the case of multiple buildings in a single property.

4. Contract Amounts and Market Values of Specific Transactions

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding at April 30, 2006:

Classification	Type	Notional Amount (Millions of Yen)		Fair Value (Millions of Yen) (Note 2)
		(Note 1)	More than One Year (Note 1)	
Non-market transactions	Interest-rate swap : Fixed rate payable and floating rate receivable	36, 300	36, 300	397
Total		36, 300	36, 300	397

Notes:

1. Contract amounts for interest-rate swap agreements are based upon assumed principal.
2. Values are calculated based upon actual market interest rates by parties with whom contracts are reached.

5. Other Assets

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of April 30, 2006, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the third fiscal period (May 1, 2006 to October 30, 2006) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Hamacho Building (Chuo-ku, Tokyo)	Conversion of leasable areas, renewal work for interior facilities of co-owned areas, other	May 2006 to October 2006	79	–	–
Chigasaki Socie Ni-bankan	Large-scale renovation, other	As above	54	–	–

(Chigasaki, Kanagawa)					
Venus Hibarigaoka (Sapporo, Hokkaido)	Renewal work for interphone system, building exterior works, other	As above	45	–	–
Dai-ichi Kayabacho Building (Chuo-ku, Tokyo)	Upgrade of external façade and air conditioning system, other	As above	44	–	–
KDX Shin-Yokohama Building (Yokohama, Kanagawa)	Repairs and maintenance of exterior façade, other	As above	43	–	–

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥565 million. This total comprised of ¥510 million in capital expenditures and ¥55 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
Nihonbashi 313 Building (Chuo-ku, Tokyo)	installation of individual air conditioning system, other	November 2005 to April 2006	271
Yoyogi M Building (Shibuya-ku, Tokyo)	Screen installation, renovation of entrance area, other	As above	83
Hakata-Ekimae Dai-2 Building (Fukuoka, Fukuoka)	Toilet repairs and improvement work, renovation of entrance area, other	As above	36
Others			117
Portfolio Total			510

3. Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows

(Unit : Millions of Yen)

Fiscal period	First fiscal period	Second Fiscal Period
Reserve for the end of the previous period	–	92
Reserve for the fiscal period under review	92	130
Reversal of reserve for the fiscal period under review	–	57
Reserve bring to the next period	92	165

Expenses and Liabilities

1. Details for Expenses

(Unit : Thousands of Yen)

Item	First Fiscal Period	Second Fiscal Period
(a) Asset management fees	56,239	150,113
(b) Custodian fees	1,272	10,232
(c) Administrative service fees	11,109	27,544
(d) Directors' salaries	5,352	5,400
(e) Audit fees	–	4,000
(f) Other operating expenses	13,318	64,963
Total	87,291	262,253

Note : In addition to the asset management fees indicated in the above table, a total of ¥179,030,000 for the first fiscal period and ¥46,636,000 for the second fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of April 30, 2006 was as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	August 1, 2005	2,000	2,000	0.397	July 31, 2006	Full on maturity	(Note 2)	Unsecured/ Unguranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		500	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 21, 2005	3,000	3,000	0.347	September 20, 2006			
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	Aozora Bank, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	November 1, 2005	–	1,000	0.347	October 31, 2006			
	Sumitomo Mitsui Banking Corporation	March 1, 2006	–	500	0.361	February 28, 2007			
	Sub Total		10,000	11,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.86875	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000						
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	Sumitomo Mitsui Banking Corporation	August 1, 2005	3,750	3,750	1.28750	July 31, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	–	1,500	0.76875	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	–	3,000	1.09	October 31, 2008			
	Resona Bank, Ltd.		–	500					
	Aozora Bank, Ltd.	December 8, 2005	–	1,500	1.0975	December 7, 2008			
	Resona Bank, Ltd.		–	500					
	The Chiba Bank, Ltd.	March 1, 2006	–	800	1.44875	February 28, 2009			
	Aozora Bank, Ltd.		–	500					
	Mitsui Sumitomo Insurance Co., Ltd.		–	700					

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	–	2,500	1.47625	March 16, 2009			
	Sub Total		19,000	30,500					
Total			29,000	42,000					

Notes :

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire trust beneficiary interests in real estate.

3. Investment Corporation Bonds

The Investment Corporation had not issued investment corporation bonds as of April 30, 2006.

Purchase and Sales during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Purchase and Sales

Type	Area	No.	Property Name	Purchase		Sales			
				Date of Acquisition	Acquisition Price (Millions of Yen)	Date of Sales	Sales Price (Millions of Yen)	Book Value (Millions of Yen)	Capital Gain (Loss) (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	November 1, 2005	5,950	-	-	-	-
		A-14	KDX Funabashi Building	March 1, 2006	2,252	-	-	-	-
		A-15	KDX Hamacho Building	March 16, 2006	2,300	-	-	-	-
	Total of Office Buildings				10,502	-	-	-	-
Residential Properties	Other Regional Areas	B-18	Venus Hibarigaoka	December 8, 2005	1,800	-	-	-	-
	Total of Residential Properties				1,800	-	-	-	-
Total					12,302	-	-	-	-

Note: Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. Specified Asset Value Survey

① Real Estate and Other Specified Assets

Type	Area	No.	Property Name	Acquisitions			
				Type of Specified Asset	Acquisition Date	Acquisition Price (Millions of Yen)	Specified Asset Survey Value (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	Trust benificiary interest in real estate	November 1, 2005	5,950	5,910
		A-14	KDX Funabashi Building	Real Estate	March 1, 2006	2,252	2,260

	Area	A-15	KDX Hamacho Building	Trust benificiary interest in real estate	March 16, 2006	2,300	2,330
	Total of Office Building					10,502	10,500
Residential Properties	Other Regional Areas	B-18	Venus Hibarigaoka	Trust benificiary interest in real estate	December 8, 2005	1,800	1,800
	Total of Residential Properties					1,800	1,800
Total						12,302	12,300

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on Audit Committee Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the Japanese Institute of Certified Public Accountants. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

②Other

The Investment Corporation has commissioned Ernst & Young ShinNihon to conduct price surveys for transactions prescribed under Article 34.4 of the Investment Trust Law, outside those listed in the table "Specified Asset Value Survey."

The relevant transactions between during the period commencing May 6, 2005 through October 31, 2005 comprise four interest-rate swap transactions. The Investment Corporation has received a survey report from Ernst & Young ShinNihon in connection with these transactions.

The commissioned survey addressed all aspects of the relevant interest-rate swap transactions including the name of each counterparty, currency, contracted rate of interest, term and other items

4. Details of Related-Party Transactions

(1) Details

	Purchase and Sale Amounts	
	Amount of Purchase (Millions of Yen)	Amount of Sale (Millions of Yen)
Total	12,302	–
	Amount of Purchase from Related -Parties	Amount of Sale to Related -Parties
	5,950	–
Details of related-party transactions		
Y.K. KDX1	5,950	–

(2) Fees

Total fees	¥129,159 thousands
Fees Concerning Related-party Transaction	¥129,159 thousands (100.0%)
Details of fees and other payments to related parties	
【Kenedix Advisors Co., Ltd.】	
Leasing management fees	¥104,453 thousands (80.9%)
Management transfer fees	¥8,400 thousands (6.5%)
Construction supervision fees	¥16,305 thousands (12.6%)
Sub total	¥129,159 thousands (100.0%)

Total	¥129,159 thousands (100.0%)

Note: Related parties are defined under Implementation Ordinance No. 20 of the Investment Trust Law and include companies with whom the Investment Corporation has concluded asset management agreements. Related-party transaction details and commissions paid to Kenedix Advisors and Y.K. KDX1 during the fiscal period under review are listed in the above table.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets and IV. Statements of Income for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable

Other

1. Notification

Details of major agreements executed and amended during the fiscal period under review and confirmed by the Investment Corporation's Board of Directors are provided as follows :

Approval Date	Agreement	Details
April 19, 2006	Approval of New Investment Unit Purchase Agreements in connection with New Investment Unit Underwriting Agreement	The Investment Corporation appointed NOMURA SECURITIES CO., LTD. (Note 1) and 6 other companies as underwriters for the offering of additional new investment units. The decision to issue additional new investment units was approved at the Board of Directors' meeting on April 19, 2006.
	Approval of International Purchase Agreement in connection with New Investment Unit Underwriting Agreement	The Investment Corporation appointed UBS Investment Bank (Note 2) and 2 other companies as underwriters for the offering of additional new investment units. The decision to issue additional new investment units was approved at the Board of Directors' meeting on April 19, 2006.

Notes :

1. UBS Securities Japan Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Mizuho Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Mito Securities Co., Ltd.
2. NOMURA INTERNATIONAL PLC, Deutsche Bank

2. Others

Unless otherwise stated, figures are rounded down and ratios are rounded off.

III. Balance Sheets

	Second Fiscal Period (As of April 30, 2006)			First Fiscal Period (Reference) (As of October 31, 2005)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
ASSETS						
I. Current assets						
Cash and bank deposits		4,897,035			692,405	
Entrusted deposits		2,946,056			4,483,344	
Rental receivables		47,703			94,432	
Prepaid expenses		23,925			30,881	
Consumption tax refundable		138,322			910,190	
Other current assets		66,244			3,855	
Total current assets		8,119,288	8.8		692,405	8.0
II. Fixed assets						
1. Property and equipment, at cost						
Buildings	997,103			-		
Less-accumulated depreciation	4,187	992,915		-	-	
Structures	55,740			-		
Less-accumulated depreciation	418	55,321		-	-	
Land		1,345,661			-	
Buildings held in trust	29,778,113			25,336,498		
Less-accumulated depreciation	824,099	28,954,013		240,043	25,096,454	
Structures held in trust	149,808			146,613		
Less-accumulated depreciation	17,846	131,961		5,725	140,887	
Machinery and equipment held in trust	442,540			373,722		
Less-accumulated depreciation	32,402	410,137		9,545	364,177	
Tools, furniture and fixtures held in trust	600,118			592,487		
Less-accumulated depreciation	39,398	560,719		12,845	579,642	
Land held in trust		50,984,005			44,730,357	
Net property and equipment		83,434,736	90.6		70,911,519	91.7
2. Investment and other assets						
Leasehold and security deposits		17,488			10,000	
Long-term prepaid expenses		43,020			34,498	
Derivative assets		397,786			108,540	
Total investment and other assets		458,295	0.5		153,039	0.2
Total fixed assets		83,893,031	91.1		71,064,559	91.9
III Deferred						
Organization costs		40,717			45,807	
Total deferred assets		40,717	0.1		45,807	0.1
Total assets		92,053,037	100.0		77,325,476	100.0

	Second Fiscal Period (As of April 30, 2006)			First Fiscal Period (Reference) (As of October 31, 2005)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
LIABILITIES						
I. Current *liabilities*						
Trade payables		106,410			192,993	
Short-term debt		11,500,000			10,000,000	
Other payables		82,546			67,406	
Accrued expenses		15,557			659	
Accrued income taxes		1,015			854	
Rents received in advance		529,894			380,224	
Deposits received		4,462			71,142	
Total current liabilities		12,239,887	13.3		10,713,301	13.8
II. Long-term liabilities						
Long-term debt		30,500,000			19,000,000	
Leasehold and security deposits received		131,646			-	
Leasehold and security deposits received held in trust		3,396,700			2,976,380	
Unrealized gain on derivatives		397,786			108,540	
Total long-term liabilities		34,426,133	37.4		22,084,921	28.6
Total liabilities		46,666,021	50.7		32,798,222	42.4
UNITHOLDERS' EQUITY *3						
I. UNITHOLDERS' CAPITAL						
Unitholders' capital *1		44,285,002	48.1		44,285,002	57.3
II. Retained earnings						
Retained earnings at the end of period		1,102,013			242,251	
Total retained earnings		1,102,013	1.2		242,251	0.3
Total unitholders' equity		45,387,015	49.3		44,527,253	57.6
Total liabilities and unitholders' equity		92,053,037	100.0		77,325,476	100.0

IV. Statements of Income and Retained Earnings

	Second Fiscal Period (November 1, 2005 to April 30, 2006)			First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
Ordinary income and retained earnings						
I. Operating income and retained earnings						
1.Operating revenues						
Rental revenues *[1]	2,574,667			1,067,649		
Other rental revenues *[1]	297,122	2,871,789	100.0	128,378	1,196,027	100.0
2.Operating expenses						
Property-related expenses *[1]	1,265,551			518,874		
Asset management fees	150,113			56,239		
Directors' salaries	5,400			5,352		
Custodian fees	10,232			1,272		
Administrative service fees	27,544			11,109		
Audit fees	4,000			-		
Other operating expenses	64,963	1,527,805	53.2	13,318	606,166	50.7
Operating income		1,343,983	46.8		589,860	49.3
II. Non-operating income and retained earnings						
1. Non-operating revenues						
Interest income	11			17		
Other Non-operating revenues	5,187	5,198	0.2	-	17	0.0
2.Non-operating expenses						
Interest expense	164,606			57,741		
Financing related expense	11,743			85,495		
New unit issuance costs	55,118			66,675		
Initial public offering related costs	—			124,977		
Amortization of organization costs	5,089			5,089		
Other non-operating expenses	9,610	246,168	8.6	6,806	346,786	29.0
Ordinary income		1,103,014	38.4		243,091	20.3
Income before income taxes		1,103,014	38.4		243,091	20.3
Current income taxes	1,017			857		
Deferred income taxes	△2	1,014	0.0	△17	840	0.1
Net Income		1,101,999	38.4		242,251	20.2
Retained earnings at the beginning of period		14			-	
Retained earnings at the end of period		1,102,013			242,251	

〔Important Accounting Standards〕

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 15 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 15 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs New unit issuance costs are expensed as incurred.	(1) Organization costs Same applies as left. (2) New unit issuance costs New unit issuance costs are expensed as incurred. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on July 20, 2005. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on July 20, 2005, the total aggregate difference between the issue price and the underwritten price was ¥1,631,250,000. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method decreased new unit issuance costs by ¥1,631,250,000 and increased income before income taxes by the same amount compared to the conventional method.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the first fiscal period, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the first fiscal period amounted to ¥31,992,000.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the first fiscal period, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the first fiscal period amounted to ¥121,1900,000.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged The Investment Corporation enters into interest-rate swap transactions to reduce the exposure to risk from fluctuations in interest rates. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.

5. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.
		(2) Accounting standard for the impairment of fixed assets Effective from the first fiscal period, the Investment Corporation has adopted new accounting standards for the impairment of fixed assets presented in "Accounting Standards for Impairment of Fixed Assets" ("Comments on the Accounting Standard for Impairment of Fixed Assets" by the Business Accounting Council in Japan issued on August 9, 2002) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Board of Japan, Financial Accounting Standards Implementation Guidance No. 6 issued on October 31, 2003). There was no impact on profit and loss as a result of adoption.
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(3) Accounting method for consumption tax Same applies as left.

〔Notes to Financial Statements〕

(Notes to the Balance Sheets)

Second Fiscal Period (As of April 30, 2006)		First Fiscal Period (Reference) (As of October 31, 2005)	
*1. Total number of authorized investment units	2,000,000 units	*1. Total number of authorized investment units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	Total number of investment units issued and outstanding	79,370 units
2. Unitholders' Equity per unit	¥571,840	2. Unitholders' Equity per unit	¥561,008
*3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousands	3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousands

(Notes to the Statements of Income and Retained Earnings)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)	
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
	(Thousands of Yen)		(Thousands of Yen)
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	2,220,814	Leasing income	930,805
Common charges	353,853	Common charges	136,843
Total	2,574,667	Total	1,067,649
Others		Others	
Parking space rental revenues	86,129	Parking space rental revenues	30,728
Utility charge reimbursements	152,652	Utility charge reimbursements	76,388
Miscellaneous	58,340	Miscellaneous	21,261
Subtotal	297,122	Subtotal	128,378
Total rental and operating revenues	2,871,789	Total rental and operating revenues	1,196,027
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	322,415	Property management fees	124,552
Utilities	146,889	Utilities	68,783
Taxes	9,327	Taxes	–
Repairs and maintenance costs	55,117	Repairs and maintenance costs	21,806
Insurance	8,621	Insurance	2,602
Trust fees	21,337	Trust fees	9,321
Others	51,649	Others	23,645
Depreciation	650,193	Depreciation	268,160
Total property-related expenses	1,265,551	Total property-related expenses	518,874
C. Rental business profit (A – B)	1,606,237	C. Rental business profit (A – B)	677,152

(Tax-Effect Accounting)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
Deferred tax assets		Deferred tax assets	
Enterprise tax payable not included in expenses	20	Enterprise tax payable not included in expenses	17
Total deferred tax assets	20	Total deferred tax assets	17
2. Significant difference between statutory income tax rate and the effective tax rate		2. Significant difference between statutory income tax rate and the effective tax rate	
	(%)		(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.35	Deductible cash distributions	△39.25
Others	0.05	Others	0.2
Actual effective tax rate	0.09	Actual effective tax rate	0.34

(Important Subsequent Events)

Second Fiscal Period

(November 1, 2005 to April 30, 2006)

Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows.

1. Issuance of New Investment Units

On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation),,respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 units outstanding as of May 26, 2006.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units :	73,660units
(Japanese primary offering 50,370units, International offering 23,290units)	
Offer price per unit :	¥593,096 per unit
Total amount of offering :	¥43,687,451,360
Issue price per unit :	¥572,519 per unit
Net proceeds :	¥42,171,749,540
Payment date	May 1, 2006
Delivery date of investment unit certificates :	May 2, 2006
Starting date of the computation of cash distribution :	May 1, 2006

(2) Issuance of New Investment Units through Third-party Allotment

Total number of newly issued units :	3,970 per unit
Issue price per unit :	¥572,519
Net proceeds :	¥2,272,900,430
Payment date :	May 26, 2006
Delivery date of investment unit certificates :	May 26, 2006
Starting date of the computation of cash distribution :	May 1, 2006

2.Debt Financing

On May 1, 2006, the Investment Corporation obtained debt financing as follows.

(1) Series 7-A

Lenders :	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed :	¥2,000 million
Interest Rate :	0.36909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2007
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders :	The Chuo Mitsui Trust and Banking Co., Limited, Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ , Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.
Amount Borrowed :	¥6,500 million
Interest Rate :	0.53909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2009
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders :	Aozora Bank, Ltd. Mitsui Sumitomo Insurance Co., Ltd.
Amount Borrowed :	¥2,500 million
Interest Rate :	0.63909% floating rate of interest (Note) 2.19875% fixed rate of interest
Repayment Due Date :	April 30, 2011
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D

Lender :	Development Bank of Japan
Amount Borrowed :	¥5,000 million
Interest Rate :	2.73125% fixed rate of interest
Repayment Due Date :	April 30, 2016
Collateral :	Unsecured, unguaranteed

V. Basis for Calculating Cash Distribution

(Unit : Yen)

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)
I. Retained earnings at the end of period	1,102,013,492	242,251,377
II. Total Distribution	1,101,973,080	242,237,240
(Distribution per Unit)	(13,884)	(3,052)
III. Retained Earnings bring to next period	40,412	14,137
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥1,101,973,080 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its first fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥242,237,240 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its first fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable income.

VII. Statements of Cash Flows (Reference)

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)
	(Thousands in Yen)	(Thousands in Yen)
1. Cash flows from operating activities		
Income before income taxes	1, 103, 014	243, 091
Depreciation	650, 193	268, 160
Amotization of long-term prepaid expenses	6, 641	2, 181
Interest income	△11	△ 17
Interest expense	164, 606	57, 741
Amotization of organization costs	5, 089	5, 089
Changes in rental receivables	46, 728	△ 94, 432
Changes in consumption tax refundable	771, 867	△ 910, 190
Changes in prepaid expenses	6, 956	△ 30, 881
Changes in trade payables	△86, 583	192, 993
Changes in other payables	12, 872	67, 406
Changes in rents received in advance	149, 650	380, 244
Changes in deposits received	△66, 679	71, 142
Cash payments of organization costs	—	△ 50, 896
Cash payments of long-term prepaid expenses	△15, 163	△ 36, 680
Other-net	△62, 387	△ 3, 841
Subtotal	2, 686, 794	161, 111
Interest income receivables	11	17
Cash payments of interest expense	△149, 708	△ 57, 081
Cash payments of income taxes	△854	—
Net cash provided by operating activities	2, 536, 243	104, 047
2. Cash flows from investing activities		
Purchases of property and equipment	△2, 398, 504	—
Purchases of property and equipment held in trust	△10, 774, 905	△ 71, 179, 680
Payments of leasehold and security deposits held in trust	△7, 488	△ 10, 000
Purchases of leasehold and security deposits received	△11, 503	—
Payments of leasehold and security deposits received	143, 150	—
Payments of leasehold and security deposits received held in trust	△208, 757	△ 31, 862
Proceeds from leasehold and security deposits held in trust	629, 077	3, 008, 243
Payments of restricted bank deposits	△82, 013	△884, 939
Proceeds from restricted bank deposits	181, 003	—
Net cash used in investing activities	△12, 529, 940	△ 69, 098, 239
3. Cash flows from financing activities		
Proceeds from short-term debt	1, 500, 000	10, 000, 000
Proceeds from long-term debt	11, 500, 000	19, 000, 000
Proceeds from issuance of units	—	44, 285, 002
Payments of dividends	△239, 969	—
Net cash provided by financing activities	12, 760, 030	73, 285, 002
4. Net change in cash and cash equivalents	2, 766, 333	4, 290, 810
5. Cash and cash equivalents at the beginning of period	4, 290, 810	—
6. Cash and cash equivalents at the end of period ※	7, 057, 143	4, 290, 810

(Important Accounting Standards) (Reference)

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)
The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.

(Notes to the Statements of Cash Flow) (Reference)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (Reference) (May 6, 2005 to October 31, 2005)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		* Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of April 30, 2006)	(Thousands of Yen)	(As of October 31, 2005)	(Thousands of Yen)
Cash and bank deposits	4,897,035	Cash and bank deposits	692,405,000
Entrusted deposits	2,946,056	Entrusted deposits	4,483,344
Restricted bank deposits held in trust (Note)	△785,948	Restricted bank deposits held in trust (Note)	△884,939
Cash and cash equivalents	7,057,143	Cash and cash equivalents	4,290,810

Note : Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

VIII. Unitholder Information

Annual Schedule (Planned)

April: Account Settlement

June: Earnings Announcement

July: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

October: Account Settlement

December: Earnings Announcement

January: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo (Free Dial) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment by Postal Transfer*" at their local post office. In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment by Postal Transfer*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office Branch of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also be contacted for in regards to those seeking direct transfer of future cash distributions to their a bank account for future cash distributions,. please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.
URL: http://www.kdx-reit.com/eng/

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED APRIL 30, 2006

(November 1, 2005 to April 30, 2006)

June 12, 2006

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

(URL http://www.kdx-reit.com)

Contact: Kenedix REIT Management, Inc.

Masahiko Tajima, General Manager, Financial Planning Division

TEL +81-3-5288-7629

Board of Directors meeting for approving financial results: June 12, 2006

The first distribution payment is scheduled for July 14, 2006

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2005 AND APRIL 30, 2006

(1) Business Results

(Millions of Yen)

	Operating Revenues		Operating Income		Ordinary Income		Net Income	
Second Fiscal Period	¥2,871	140.1%	¥1,343	127.8%	¥1,103	353.7%	¥1,101	354.9%
First Fiscal Period	¥1,196	−%	¥589	−%	¥243	−%	¥242	−%

	Net Income per Unit	Return on Unitholders' Equity(ROE)	<Reference> (Annualized)	Ordinary Income to Total Assets	<Reference> (Annualized)	Oridinary Income to Operating Revenues
Second Fiscal Period	¥13, 884	2. 5%	4. 9%	1. 3%	2. 6%	38. 4%
First Fiscal Period	¥5, 302	0. 6%	2. 2%	0. 3%	1. 3%	20. 3%

Notes:

1. Net income per unit is calculated using the average number of investment units for the first fiscal period: 45,683 units.
   Net income per unit is calculated using the average number of investment units for the second fiscal period: 79,370 units.
2. Changes in accounting policies: None
3. Percentage change figures are shown for operating revenues, operating income, ordinary income and net income
4. Annualized percentage figures = Percentage figures for the relevant fiscal period / Number of actual investment management days for the relevant fiscal period × 365 days.
   Annualized percentage figures for the first fiscal period are calculated using 92 days as the number of actual investment management days.
5. Return on unitholders' equity and ordinary income to total assets is calculated using the average of the respective balances of unitholders' equity and total assets as of the beginning and end of the fiscal period. The actual investment management commencement date of August 1, 2005 is used in the aforementioned calculations.

(2) Distribution

(The payout ratio is rounded down to the nearest first decimal place.)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Second Fiscal Period	¥13, 884	¥1, 101	−	−	99. 9%	2. 4%
First Fiscal Period	¥3, 052	¥242	−	−	99. 9%	0. 5%

Note: The payout ratio is rounded down to the nearest first decimal place.

(3) Financial Position

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Second Fiscal Period	¥92, 053	¥45, 387	49. 3%	¥571, 840
First Fiscal Period	¥77, 325	¥44, 527	57. 6%	¥561, 008

Note: The number of investment units outstanding as of April 30, 2006 totaled 79,370 units.

2. FORECAST OF RESULTS FOR THE THIRD FISCAL PERIOD
(May 1, 2006 to October 31, 2006)

	Operating Revenues (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Third Fiscal Period	¥5, 027	¥2, 076	¥2, 075	¥13, 200	—

Reference: Estimated net income per unit for the second fiscal period: ¥13,200

Note: Forecasts presented in this document are based on "Assumptions for Forecasts for the Third Fiscal Period (from May 1, 2006 to October 31, 2006) and the Fourth Fiscal Period (from November 1, 2006 to April 30, 2007)" indentified in a separate reference. Forecasts for net income and distribution per unit may differ from actual results due to changes in operating conditions and a variety of factors. Accordingly, Kenedix Realty Investment Corporation does not guarantee any distribution amount.

Basic Structure — Overview of Companies Related to the Investment Corporation

(Please refer to page 62 for details)

1. Management Policy and Operating Conditions

(1) Management Policy

(Please refer to page 65 for details)

(2) Operating Conditions

(1) Operating Conditions for the Fiscal Period under Review

A. The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Thereafter, the Investment Corporation first reported its operating results for period ending on October 31, 2005. As of April 30, 2006, the end of the second fiscal period, the number of investment units issued and outstanding totaled 79,370 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

B. Investment Environment and Management Performance

(a) Investment Environment

During the fiscal period under review, the Japanese economy made a steady shift from moderate to full-fledged recovery. Conditions were buoyed by an increase in capital expenditure on the back of an improvement in corporate earnings, and robust employment conditions contributing to an upswing in personal consumption.

On March 9, 2006, the Bank of Japan lifted its quantitative monetary easing policy, which was first implemented in March 2001. At the same time, the Central Bank announced that it would shift its focus from the bank's current account balance to unsecured call interest rates. In announcing the policy shift, the Bank of Japan pledged to anchor the unsecured call rate near zero for a prudent period. Thereafter adjustments would be made on a gradual basis in accordance with changes in the economy and consumer prices.

Turning to real estate markets in Japan, official announcements as of January 1, 2006, indicated land prices in the major metropolitan areas of Tokyo, Osaka, Kyoto and Nagoya had either held their value or made a steady increase. In Other Regional Areas, the decline in residential and retail property prices narrowed. Furthermore, signs of a slight increase have emerged in certain major cities in regional areas.

(b) Management Performance

As of October 31, 2005, the Investment Corporation owned a portfolio of 31 properties with a total acquisition costs of ¥69,132 million. Using the original network of the Asset Management Company, the Investment Corporation acquired 3 office buildings in the Tokyo Metropolitan Area and 1 residential property in the Other Regional Areas during the second fiscal period with a total acquisition costs of ¥12,302 million. As a result, the number of properties owned as of April 30, 2006 stood at 35, with a total acquisition costs of ¥81,434 million. Looking at the portfolio as a whole, 59.2% was comprised of office buildings, 25.5% of residential properties and 15.2% retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the second fiscal period was 94.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)	
		Total of Acquisition Price (Millions of Yen)	Ratio (%)	Total of Acquisition Price (Millions of Yen)	Ratio (%)	Total of Acquisition Price (Millions of Yen)	Ratio (%)
Type of Use	Office Building	32,197	52.7	37,767	54.6	48,269	59.2
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5
	Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2
	Total	61,083	100.0	69,132	100.0	81,434	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8
	Total	61,083	100.0	69,132	100.0	81,434	100.0

Notes:

1. Total acquisition costs is the total of acquisition price for each property classified by type and area.
2. Total acquisition costs is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the second fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2006, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of April 30, 2006 (excluding Jinnan-zaka Frame and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. For example, steps are being taken to negotiate with insurance brokers to improve fire insurance cover terms and conditions while reducing premiums paid. Labor saving measures in connection with operating schemes and initiatives to standardize contracts have also contributed to minimizing real estate trust commissions. Furthermore, the Investment Corporation is implementing gradual review of building management responsibilities and costs.

CS Strategy-Based Leasing Management

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. As a part of these efforts, the Asset Management Company implemented a survey in collaboration with J.D. Power Asia Pacific Inc., an internationally recognized company that engages in customer satisfaction evaluation, covering the Investment Corporation's office building portfolio as of December 2005. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to 40 questions covering each building and its facilities as well as the nature and quality of operating and management services.

<Questions Covered by the Survey>

1. Building location and environment, external façade, entrance (design, access, lighting, other), lease space areas (air conditioning system, lighting, ventilation, OA compliant, other), common use areas (elevators, toilets, kitchen facilities, smoking area, parking,

other), management company service, status and standard of cleaning, security, fire prevention.

2. Remarks

On a scale of five, respondents were asked to rank each of the aforementioned questions. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovation for each property taking into consideration associated costs and benefits. Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

B. Funds Procurement and Acquiring Credit Ratings Accreditation

As of October 31, 2005, the balance of debt financing stood at ¥29.0 billion and comprised ¥19.0 billion of long-term debt and ¥10.0 billion of short-term debt. To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥13.0 billion during the second fiscal period comprising ¥11.5 billion of long-term debt and ¥1.5 billion of short-term debt. As a result, the balance of debt financing as of April 30, 2006 stood at ¥42.0 billion comprising ¥30.5 billion of long-term debt and ¥11.5 billion of short-term debt. Of this amount, ¥28.3 billion of long-term debt as of April 30, 2006 was procured on a floating rate basis. In order to minimize the risk of future increase in interest rate, the Investment Corporation has entered into interest-rate swap agreements, effectively fixing applicable interest rates.

Since its public listing through to the end of the second fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment period by placing added emphasis on long-term debt.

Note: Short-term debt is repayable within 1 year. Long-term debt is repayable over terms exceeding 1 year. The same applies throughout this report.

As a part of efforts to diversify procurement methods, including the issue of investment corporation bonds, and to extend the average repayment period for its overall debt financing, the Investment Corporation acquired a credit rating of A3 (Outlook : Stable) from Moody's Investors Services, Inc. on February 28, 2006. The ability to acquire a credit rating so quickly after its initial public listing is attributed to the high standing in which the Investment Corporation, its investment policies, quality of individual assets, real estate portfolio, the unsecured and unguaranteed nature of debt financing, quality of the Asset Management Company's personnel and the support of the Kenedix Group are held.

<Credit Rating>

Credit Rating Agency	Rating
Moody's Investors Services, Inc.	Issuer rating: A3
	Outlook: Stable

D. Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥2,871 million for its second fiscal period. Operating income was ¥1,343 million, ordinary income ¥1,103 million and net income ¥1,101 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the first fiscal period was ¥13,884 per unit.

(2) Outlook

A. Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Against this economic backdrop, positive signs are emerging in the domestic real estate market. Posted land prices for March 2006 confirmed land and property price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land and property prices for specific major cities in regional areas are also increasing. On a nationwide basis, land and property prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo Metropolitan Area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sapporo in Hokkaido and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

B. Future Management Policies and Pending Issues

(a) Existing Property Management Strategy

Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aims of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Based on the aforementioned, the Asset Management Company undertakes property management activities as follows.

- Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.
- Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
- Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
- Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
- Review property management contents and standards.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as the Property Management Company for its entire portfolio.

(b) New Property Investment Strategy

Under the operating environment identified, the Investment Corporation will continue to position mid-sized office buildings located in the Tokyo Metropolitan Area as the cornerstone of its investment policy. At the same time, the Investment Corporation will emphasize residential properties found in densely populated areas with a high number of households and retail properties in central urban commercial districts. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support line of the Kenedix Group, which is comprised of both Kenedix, Inc., Kenedix Advisors Co., Ltd. and other related companies, in addition to the original network of the Asset Management Company.

Through this support-line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary, pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation via the Asset Management Company is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support line is increasingly significant in the Asset Management Company's acquisition of quality properties.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(c) Financial Strategy (Debt Financing)

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporation bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(d) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System(TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

(3)Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows.

1. Issuance of New Investment Units

On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation), respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 investment units outstanding as of May 26, 2006.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units :	73,660units
(Japanese primary offering 50,370units, International offering 23,290units)	
Offer price per unit :	¥593,096
Total amount of offerings :	¥43,687,451,360
Issue price per unit :	¥572,519
Net proceeds :	¥42,171,749,540
Payment date :	May 1, 2006
Delivery date of investment unit certificates :	May 2, 2006
Starting date of the computation of cash distribution :	May 1, 2006

(2) Issuance of New Investment Units through Third-party Allotment

Total number of newly issued units :	3,970 per unit
Issue price per unit :	¥572,519
Net proceeds :	¥2,272,900,430
Payment date :	May 26, 2006
Delivery date of New Investment Units through :	May 26, 2006
Starting date of the computation of cash distribution :	May 1, 2006

2.Debt Financing

On May 1, 2006, the Investment Corporation obtained debt financing as follows :

(1) Series 7-A

Lenders :	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed :	¥2,000 million
Interest Rate :	0.36909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2007
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest

rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders :	The Chuo Mitsui Trust and Banking Co., Limited Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ , Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.
Amount Borrowed :	¥6,500 million
Interest Rate :	0.53909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2009
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders :	Aozora Bank, Ltd. Mitsui Sumitomo Insurance Co., Ltd.
Amount Borrowed :	¥2,500 million
Interest Rate :	0.63909% floating rate of interest (Note) 2.19875% fixed rate of interest
Repayment Due Date :	April 30, 2011
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D

Lender :	Development Bank of Japan
Amount Borrowed :	¥5,000 million
Interest Rate :	2.73125% fixed rate of interest
Repayment Due Date :	April 30, 2016
Collateral :	Unsecured, unguaranteed

(Reference)

On May 1, 2006, the Investment Corporation acquired trust beneficiary interests in 26 properties for a total acquisition cost of ¥58,033 million utilizing proceeds from the issue of new investment units, debt financing and cash on hand. Furthermore, the Investment Corporation sold 2 residential properties (total acquisition cost of ¥1,708 million) on May 10, 2006 following a review of its investment portfolio.

(a) The Investment Corporation acquired a property on May 1, 2006. Details of the acquired property as of the date of acquisition are as follows.

Property Name	Toshin 24 Building (Office Building)
Location (Address)	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa
Number of Floors	B1 / 8F
Total Floor Area	8,483.17 m²
Completion Date	September 1984
Acquisition Price	¥5,300,000,000

Property Name	Ebisu East 438 Building (Office Building)
Location (Address)	4-3-8 Ebisu, Shibuya-ku, Tokyo
Number of Floors	B1 / 7F
Total Floor Area	4,394.58 m²
Completion Date	January 1992
Acquisition Price	¥4,640,000,000

Property Name	KDX Omori Building (Office Building)
Location (Address)	1-6-8 Omori-Kita, Ohta-ku, Tokyo
Number of Floors	B1 / 9F
Total Floor Area	7,334.77 ㎡
Completion Date	October 1990
Acquisition Price	¥3,500,000,000

Property Name	KDX Hamamatsucho Building (Office Building) (Note 2)
Location (Address)	2-7-19 Hamamatsucho, Minato-ku, Tokyo
Number of Floors	9F
Total Floor Area	3,592.38 ㎡
Completion Date	September 1999
Acquisition Price	¥3,460,000,000

Property Name	Dai-ichi Kayabacho Building (Office Building)
Location (Address)	3-4-2 Kayabacho Nihonbashi, Chuo-ku, Tokyo
Number of Floors	8F (Note 1)
Total Floor Area	3,804.86 ㎡ (Note 1)
Completion Date	October 1987
Acquisition Price	¥2,780,000,000

Property Name	NTB・M Building (Office Building)
Location (Address)	2-2-9 Shinbashi, Minato-ku, Tokyo
Number of Floors	B1 / 8F (Note 1)
Total Floor Area	3,960.22 ㎡ (Note 1)
Completion Date	February 1992
Acquisition Price	¥2,690,000,000

Property Name	KDX Shin-Yokohama Building (Office Building)
Location (Address)	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa
Number of Floors	B1 / 9F
Total Floor Area	6,180.51 ㎡
Completion Date	September 1990
Acquisition Price	¥2,520,000,000

Property Name	KDX Yotsuya Building (Office Building)
Location (Address)	1-22-5 Yotsuya, Shinjuku-ku, Tokyo (Note 1)
Number of Floors	B2 / 4F
Total Floor Area	3,329.68 ㎡
Completion Date	October 1989
Acquisition Price	¥1,950,000,000

Property Name	KDX Minami Semba Dai-1 Building (Office Building) (Note 3)
Location (Address)	2-1-10 Minami Semba, Chuo-ku, Osaka-shi, Osaka
Number of Floors	B1 / 9F
Total Floor Area	4,236.59 ㎡
Completion Date	March 1993
Acquisition Price	¥1,610,000,000

Property Name	KDX Minami Semba Dai-2 Building (Office Building) (Note 4)
Location (Address)	2-11-26 Minami Semba, Chuo-ku,Osaka-shi, Osaka
Number of Floors	B1 / 9F
Total Floor Area	3,315.93 ㎡
Completion Date	September 1993
Acquisition Price	¥1,560,000,000

Property Name	Residence Charmante Tsukishima (Residential Property)
Location (Address)	3-26-8 Tsukishima, Chuo-ku, Tokyo
Number of Floors	B1 / 10F (Note 1)
Total Floor Area	18,115.39 ㎡ (Note 1)
Completion Date	January 2004
Acquisition Price	¥5,353,000,000

Property Name	Regalo Ochanomizu I&II (Residential Property)
Location (Address)	①2-3-19 Hongo, Bunkyo-ku, Tokyo (I), ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)
Number of Floors	①B1 / 10F (I) ②11F (II)
Total Floor Area	4,843.27 ㎡(Total of I & II)
Completion Date	①January 2006 ②February 2006
Acquisition Price	¥3,600,000,000

Property Name	Regalo Shiba-Kouen (Residential Property)
Location (Address)	3-4-16 Shiba, Minato-ku, Tokyo
Number of Floors	13F

Property Name	Chiasaki Socie Ni-bankan (Residential Property)
Location (Address)	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa
Number of Floors	8F

Total Floor Area	2,786.98 m²
Completion Date	February 2005
Acquisition Price	¥2,260,000,000

Total Floor Area	3,821.74 m²
Completion Date	January 1991
Acquisition Price	¥1,160,000,000

Property Name	Court Nishi-Shinjuku (Residential Property)
Location (Address)	7-18-15 Nishi-shinjuku, Shinjuku-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,669.33 m²
Completion Date	October 2005
Acquisition Price	¥1,130,000,000

Property Name	Regalo Komazawa-Kouen (Residential Property)
Location (Address)	5-21-6 Komazawa, Setagaya-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,262.00 m²
Completion Date	February 2006
Acquisition Price	¥912,000,000

Property Name	Court Shin-Okachimachi (Residential Property)
Location (Address)	1-10-6 Motoasakusa, Taito-ku, Tokyo
Number of Floors	11F
Total Floor Area	1,494.55 m²
Completion Date	October 2005
Acquisition Price	¥878,000,000

Property Name	Primo Regalo Kagurazaka (Residential Property)
Location (Address)	8-10 Tsukiji-cho, Shinjuku-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,007.54 m²
Completion Date	January 2006
Acquisition Price	¥762,000,000

Property Name	Primo Regalo Youga (Residential Property)
Location (Address)	5-34-21 Seta, Setagaya-ku, Tokyo
Number of Floors	8F
Total Floor Area	1,213.20 m²
Completion Date	December 2005
Acquisition Price	¥730,000,000

Property Name	Court Shimouma (Residential Property)
Location (Address)	1-21-8 Shimouma, Setagaya-ku, Tokyo
Number of Floors	6F
Total Floor Area	880.18 m²
Completion Date	October 2005
Acquisition Price	¥638,000,000

Property Name	Ashiya Royal Homes (ResidentialProperty)
Location (Address)	20-10 Ohara-cho, Aishiya-shi, Hyogo
Number of Floors	5F
Total Floor Area	5,015.67 m²
Completion Date	June 1991
Acquisition Price	¥2,330,000,000

Property Name	Regalo Ibaraki I & II (Residential Property)
Location (Address)	①9－11 Takebashi, Ibaraki-shi, Osaka (I) ②9－11 Takebashi, Ibaraki-shi, Osaka (II)
Number of Floors	①4F ②B1 / 7F
Total Floor Area	6,445.92 m² (Total of I & II)
Completion Date	①May 1991 ②March 1993
Acquisition Price	¥1,600,000,000

Property Name	Collection Higashi-Sakura (Residential Property)
Location (Address)	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi
Number of Floors	14F
Total Floor Area	2,931.65 m²
Completion Date	March 2006
Acquisition Price	¥1,264,000,000

Property Name	Renaissance 21 Hirao Jousui-machi (Residential Property)
Location (Address)	55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	5F
Total Floor Area	2,643.36 m²
Completion Date	October 2005
Acquisition Price	¥900,000,000

Property Name	Montore Nishikouen Bay Court (Residential Property)

Property Name	ZARA Tenjin Nishi-dori (Retail Property)

Location (Address)	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	10F
Total Floor Area	2,772.49 m²
Completion Date	February 2006
Acquisition Price	¥826,000,000

Location (Address)	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka
Number of Floors	4F
Total Floor Area	1,445.02 m²
Completion Date	November 2005
Acquisition Price	¥3,680,000,000

Notes:

1. Details relating to number of floors and total floor area for the compartmentalized ownership building apply to the entire building.
2. The current name (as of June 12, 2006) of the property is the "Shuwa Daini Hamamatsucho Building". Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.
3. The current name (as of June 12, 2006) of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.
4. The current name (as of June 12, 2006) of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

(b) The Investment Corporation sold the 2 residential properties (Storia Todoroki and Clair Court Rokakouen) on May 10, 2006. For further details of the sold properties see page 45 and 46.

(4) Outlook

Forecasts for the third fiscal period (May 1, 2006 to October 31, 2006) are presented as follows. Please refer to the attached document "Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2006 and April 30, 2007" for factors that underpin forecasts.

Operating Revenues	¥5, 027 million
Ordinary Income	¥2,076 million
Net Income	¥2,075 million
Distribution per Unit	¥13,200
Distribution in Excess of Earnings per Unit	¥0

Forecasts for the fourth fiscal period (November 1, 2006 to April 30, 2007) are presented as follows. Please refer to the attached "Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2006 and April 30, 2007" for factors that underpin forecasts.

Operating Revenues	¥4, 969 million
Ordinary Income	¥1,974 million
Net Income	¥1,973 million
Distribution per Unit	¥12,500
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2006 and April 30, 2007"

	Preconditions and Assumptions
Property Portfolio	• Forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007 are based on a property portfolio totaling 33 properties held as of June 12, 2006, • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions. • For the third fiscal period, the Investment Corporation is anticipating a gain on the sale of 2 properties totaling ¥150 million.

Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal periods ending October 31, 2006 and April 30, 2007, approximate amounts of ¥1,061 million and ¥1,057 million, respectively, have been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable of ¥364 million and ¥381 million have been forecasted for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively. • For the third fiscal period, the Investment Corporation has estimated investment unit issuance expenses of ¥100 million.
Debt Financing	• For the third and fourth fiscal period, forecasts are based on a debt financing total balance of ¥58,000 million as of June 12, 2006. Forecasts are also based on an assumption that the balance of debt financing shall remain unchanged in the fourth fiscal period.
Investment Units Issued and Outstanding	• The Investment Corporation has 157,000 investment units issued and outstanding as of June 12, 2006. Forecasts are based on the assumption that the balance of investment units issued and outstanding will remain unchanged through the fourth fiscal period (November 1, 2006 to April 30 2007).
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

3. **Financial Statements**

(1) Financial Condition

1. Balance Sheets

	Second Fiscal Period (As of April 30, 2006)		First Fiscal Period (As of October 31, 2005)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	8,119,288	8.8	6,215,109	8.0	1,904,178	30.6
Cash and bank deposits	4,897,035		692,405		4,204,630	
Entrusted deposits	2,946,056		4,483,344		△1,537,288	
Rental receivables	47,703		94,432		△46,728	
Prepaid expenses	23,925		30,881		△6,956	
Consumption tax refundable	138,322		910,190		△771,867	
Other current assets	66,244		3,855		62,388	
II. Fixed assets	83,893,031	91.1	71,064,559	91.9	12,828,471	18.1
1. Property and equipment, at cost *1	83,434,736	90.6	70,911,519	91.7	12,523,216	17.7
Buildings	992,915		—		992,915	
Structures	55,321		—		55,321	
Land	1,345,661		—		1,345,661	
Buildings held in trust	28,954,013		25,096,454		3,857,558	
Structures held in trust	131,961		140,887		△8,926	
Machinery and equipment held in trust	410,137		364,177		45,959	
Tools, furniture and fixtures held in trust	560,719		579,642		△18,922	
Land held in trust	50,984,005		44,730,357		6,253,647	
2. Investment and other assets	458,295	0.5	153,039	0.2	305,255	199.5
Leasehold and security deposits	17,488		10,000		7,488	
Long-term prepaid expenses	43,020		34,498		8,521	
Derivative assets	397,786		108,540		289,245	
III Deferred	40,717	0.1	45,807	0.1	△5,089	△11.1
Organization costs	40,717		45,807		△5,089	
Total assets	92,053,037	100.0	77,325,476	100.0	14,727,561	19.0

	Second Fiscal Period (As of April 30, 2006)		First Fiscal Period (As of October 31, 2005)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	12,239,887	13.3	10,713,301	13.8	1,526,586	14.2
Trade payables	106,410		192,993		△86,583	
Short-term debt	11,500,000		10,000,000		1,500,000	
Other payables	82,546		67,406		15,140	
Accrued expenses	15,557		659		14,898	
Accrued income taxes	1,015		854		160	
Rents received in advance	529,894		380,244		149,650	
Deposits received	4,462		71,142		△66,679	
II Long-term liabilities	34,426,133	37.4	22,084,921	28.6	12,341,212	55.9
Long-term debt	30,500,000		19,000,000		11,500,000	
Leasehold and security deposits received	131,646		—		131,646	
Leasehold and security deposits held in trust received	3,396,700		2,976,380		420,320	
Unrealized gain on derivatives	397,786		108,540		289,245	
Total liabilities	46,666,021	50.7	32,798,222	42.4	13,867,798	42.3
UNITHOLDERS' EQUITY *3						
I UNITHOLDERS' CAPITAL	44,285,002	48.1	44,285,002	57.3	—	—
Total unitholders' capital *2	44,285,002	48.1	44,285,002		—	—
II Retained earnings						
Retained earnings at end-period	1,102,013	1.2	242,251	0.3	859,762	354.9
Total unitholders' equity	45,387,015	49.3	44,527,253	57.6	859,762	1.9
Total liabilities and unitholders' equity	92,053,037	100.0	77,325,476	100.0	14,727,561	19.0

2. Statements of Income and Retained Earnings

	Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (May 6, 2005 to October 31, 2005)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
Ordinary income and retained earnings						
I. Operating income and retained earnings						
1. Operating revenues	2,871,789	100.0	1,196,027	100.0	1,675,761	140.1
Rental revenues *[1]	2,574,667		1,067,649		1,507,017	
Other rental revenues *[1]	297,122		128,378		168,743	
2. Operating expenses	1,527,805	53.2	606,166	50.7	921,639	152.0
Property-related expenses *[1]	1,265,551		518,874		746,677	
Asset management fees	150,113		56,239		93,874	
Directors' salaries	5,400		5,352		47	
Custodian fees	10,232		1,272		8,960	
Administrative service fees	27,544		11,109		16,434	
Audit fees	4,000		—		4,000	
Other operating expenses	64,963		13,318		51,644	
Operating income	1,343,983	46.8	589,860	49.3	754,122	127.8
II. Non-operating income and retained earnings						
1. Non-operating revenues	5,198	0.2	17	0.0	5,181	—
Interest income	11		17		△5	
Other Non-operating revenues	5,187		—		5,187	
2.Non-operating expenses	246,168	8.6	346,786	29.0	△100,618	△29.0
Interest expense	164,606		57,741		106,865	
Financing related expense	11,743		85,495		△73,752	
New unit issuance costs	55,118		66,675		△11,556	
Initial public offering related costs	—		124,977		△124,977	
Amortization of organization costs	5,089		5,089		—	
Other non-operating expenses	9,610		6,806		2,803	
Ordinary income	1,103,014	38.4	243,091	20.3	859,922	353.7
Income before income taxes	1,103,014	38.4	243,091	20.3	859,922	353.7
Current income taxes	1,017	0.0	857	0.1	159	18.6
Deferred income taxes	△2		△17		14	
Net Income	1,101,999	38.4	242,251	20.2	859,747	354.9
Retained earnings at the beginning of period	14		—		14	
Retained earnings at the end of period	1,102,013		242,251		859,762	

3. Basis for Calculating Cash Distribution

(Unit : Yen)

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
I. Retained earnings at the end of period	1,102,013,492	242,251,377
II. Total Distribution	1,101,973,080	242,237,240
(Distribution per Unit)	(13,884)	(3,052)
III. Retained Earnings bring to next period	40,412	14,137
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥1,101,973,080 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its first fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥242,237,240 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its first fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable income.

4. Statements of Cash Flows

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)	Increase / Decrease
	(Thousands in Yen)	(Thousands in Yen)	(Thousands in Yen)
1. Cash flows from operating activities			
Income before income taxes	1, 103, 014	243, 091	859, 922
Depreciation	650, 193	268, 160	382, 032
Amotization of long-term prepaid expenses	6, 641	2, 181	4, 460
Interest income	△11	△ 17	5
Interest expense	164, 606	57, 741	106, 865
Amotization of organization costs	5, 089	5, 089	—
Changes in rental receivables	46, 728	△ 94, 432	141, 160
Changes in consumption tax refundable	771, 867	△ 910, 190	1, 682, 058
Changes in prepaid expenses	6, 956	△ 30, 881	37, 837
Changes in trade payables	△86, 583	192, 993	△279, 577
Changes in other payables	12, 872	67, 406	△54, 533
Changes in rents received in advance	149, 650	380, 244	△230, 594
Changes in deposits received	△66, 679	71, 142	△137, 821
Cash payments of organization costs	—	△ 50, 896	50, 896
Cash payments of long-term prepaid expenses	△15, 163	△ 36, 680	21, 516
Other-net	△62, 387	△ 3, 841	△58, 546
Subtotal	2, 686, 794	161, 111	2, 525, 682
Interest income receivables	11	17	△5
Cash payments of interest expense	△149, 708	△ 57, 081	△92, 626
Cash payments of income taxes	△854	—	△854
Net cash provided by operating activities	2, 536, 243	104, 047	2, 432, 195
2. Cash flows from investing activities			
Purchases of property and equipment	△2, 398, 504	—	△2, 398, 504
Purchases of property and equipment held in trust	△10, 774, 905	△ 71, 179, 680	60, 404, 775
Payments of leasehold and security deposits held in trust	△7, 488	△ 10, 000	2, 511
Purchases of leasehold and security deposits received	△11, 503	—	△11, 503
Payments of leasehold and security deposits received	143, 150	—	143, 150
Payments of leasehold and security deposits received held in trust	△208, 757	△ 31, 862	△176, 894
Proceeds from leasehold and security deposits held in trust	629, 077	3, 008, 243	△2, 379, 165
Payments of restricted bank deposits	△82, 013	△884, 939	802, 926
Proceeds from restricted bank deposits	181, 003	—	181, 003
Net cash used in investing activities	△12, 529, 940	△ 69, 098, 239	56, 568, 299
3. Cash flows from financing activities			
Proceeds from short-term debt	1, 500, 000	10, 000, 000	△8, 500, 000
Proceeds from long-term debt	11, 500, 000	19, 000, 000	△7, 500, 000
Proceeds from issuance of units	—	44, 285, 002	△44, 285, 002
Payments of dividends	△239, 969	—	△239, 969
Net cash provided by financing activities	12, 760, 030	73, 285, 002	△60, 524, 972
4. Net change in cash and cash equivalents	2, 766, 333	4, 290, 810	△1, 524, 476
5. Cash and cash equivalents at the beginning of period	4, 290, 810	—	4, 290, 810
6. Cash and cash equivalents at the end of period ※	7, 057, 143	4, 290, 810	2, 766, 333

[Important Accounting Standards]

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 15 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 15 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs New unit issuance costs are expensed as incurred.	(1) Organization costs Same applies as left. (2) New unit issuance costs New unit issuance costs are expensed as incurred. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on July 20, 2005. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on July 20, 2005, the total aggregate difference between the issue price and the underwritten price was ¥1,631,250,000. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method decreased new unit issuance costs by ¥1,631,250,000 and increased income before income taxes by the same amount compared to the conventional method.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the first fiscal period, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the first fiscal period amounted to ¥31,992,000.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the first fiscal period, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the first fiscal period amounted to ¥121,1900,000.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged The Investment Corporation enters into interest-rate swap transactions to reduce the exposure to risk from fluctuations in interest rates. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.

5. The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.
		(2) Accounting standard for the impairment of fixed assets Effective from the first fiscal period, the Investment Corporation has adopted new accounting standards for the impairment of fixed assets presented in "Accounting Standards for Impairment of Fixed Assets" ("Comments on the Accounting Standard for Impairment of Fixed Assets" by the Business Accounting Council in Japan issued on August 9, 2002) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Board of Japan, Financial Accounting Standards Implementation Guidance No. 6 issued on October 31, 2003). There was no impact on profit and loss as a result of adoption.
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(3) Accounting method for consumption tax Same applies as left.

[Notes to Financial Statements]

(Notes to the Balance Sheets)

Second Fiscal Period (As of April 30, 2006)		First Fiscal Period (As of October 31, 2005)	
*1. Less-accumulated depreciation of property and equipment	¥918,354 thousands	*1. Less-accumulated depreciation of property and equipment	¥268,160 thousands
*2. Total number of authorized investment units	2,000,000 units	*2. Total number of authorized investment units	2,000,000units
Total number of investment units issued and outstanding	79,370 units	Total number of investment units issued and outstanding	79,370 units
*3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousands	*3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousands

(Notes to the Statements of Income and Retained Earnings)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (May 6, 2005 to October 31, 2005)	
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
	(Thousands of Yen)		(Thousands of Yen)
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	2,220,814	Leasing income	930,805
Common charges	353,853	Common charges	136,843
Total	2,574,667	Total	1,067,649
Others		Others	
Parking space rental revenues	86,129	Parking space rental revenues	30,728
Utility charge reimbursements	152,652	Utility charge reimbursements	76,388
Miscellaneous	58,340	Miscellaneous	21,261
Subtotal	297,122	Subtotal	128,378
Total rental and operating revenues	2,871,789	Total rental and operating revenues	1,196,027
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	322,415	Property management fees	124,552
Utilities	146,889	Utilities	68,783
Taxes	9,327	Taxes	–
Repairs and maintenance costs	55,117	Repairs and maintenance costs	21,806
Insurance	8,621	Insurance	2,602
Trust fees	21,337	Trust fees	9,321
Others	51,649	Others	23,645
Depreciation	650,193	Depreciation	268,160
Total property-related expenses	1,265,551	Total property-related expenses	518,874
C. Rental business profit (A – B)	1,606,237	C. Rental business profit (A – B)	677,152

(Notes to the Statements of Cash Flow)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (May 6, 2005 to October 31, 2005)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
	(Thousands of Yen) (As of April 30, 2006)		(Thousands of Yen) (As of October 31, 2005)
Cash and bank deposits	4,897,035	Cash and bank deposits	692,405
Entrusted deposits	2,946,056	Entrusted deposits	4,483,344
Restricted bank deposits held in trust (Note)	△785,948	Restricted bank deposits held in trust (Note)	△884,939
Cash and cash equivalents	7,057,143	Cash and cash equivalents	4,290,810

Note : Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

(Notes to the Lease Transactions)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (May 6, 2005 to October 31, 2005)	
Operating lease transactions	(Thousands of Yen)	Operating lease transactions	(Thousands of Yen)
(Lessor)		(Lessor)	
Unearned lease payments		Unearned lease payments	
Due within one year	811,080	Due within one year	973,915
Due after one year	3,273,632	Due after one year	3,864,684
Total	4,084,712	Total	4,838,600

(Notes to the Marketable Securities)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
The Investment Corporation has not undertaken transactions in marketable securities. Accordingly, there is no information to report	Same applies as left.

(Notes to the Derivative Transactions)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
(1) Details of the transaction The Investment Corporation entering into interest-rate swap transactions uses derivatives as hedging instruments (2) Transaction policies Derivatives are used by the Investment Corporation to manage its exposure to the risk of future interest rate fluctuation. Derivative transactions are not used for speculative purposes. (3) Purpose of the transaction In interest-related transactions, derivative transaction is used to maintain earnings stability by managing exposure to the risk of interest rate hikes in the interest rate market on borrowings. Hedge accounting is applied to the use of derivative transactions. ① Hedge accounting method The deferred hedge method is applied. ② Hedging instruments and risks hedged ・Hedge instruments The Investment Corporation enters into interest-rate swap transactions. ・Risks hedged Interest rates on debt ③ Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. ④ Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. (4) Risks related to derivativetransaction Interest-rate swap transactions are subject to risks stemming from fluctuations in the interest rate market. (5) Risks management system for derivative transaction Risks management is based on the management procedures of the Asset Management Company.	(1) Details of the transaction Same applies as left. (2) Transaction policies Same applies as left. (3) Purpose of the transaction Same applies as left. ① Hedge accounting method Same applies as left. ② Hedging instruments and risks hedged Same applies as left. ③ Hedging policy Same applies as left. ④ Method of evaluating the effectiveness of hedging Same applies as left. (4) Risks related to derivativetransaction Same applies as left. (5) Risks management system for derivative transaction Same applies as left.

(Notes to the Retirement Payment)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
The Investment Corporation does not maintain a retirement payment system. Accordingly, there is no information to report.	Same applies as left.

(Notes to the Tax-Effect Accounting)

Second Fiscal Period (November 1, 2005 to April 30, 2006)		First Fiscal Period (May 6, 2005 to October 31, 2005)	
1. Principal deferred tax assets and liabilities were as follows		1. Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	20	Enterprise tax payable not included in expenses	17
Total deferred tax assets	20	Total deferred tax assets	17
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.35	Deductible cash distributions	△39.25
Others	0.05	Others	0.2
Actual effective tax rate	0.09	Actual effective tax rate	0.34

(Equity-Method Income and Retained Earnings)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
The Investment Corporation has no affiliated companies accounted for under the equity-method. Accordingly, there is no information to report	Same applies as left.

(Related-Party Transactions)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
Parent Company, corporate shareholders and other: None	Parent Company, corporate shareholders and other:: Same applies as left.
Directors, individual shareholders and other: None	Directors, individual shareholders and other: Same applies as left.
Subsidiary companies and other: None	Subsidiary companies and other: Same applies as left.
Fellow subsidiary companies and other: None	Fellow subsidiary companies and other: Same applies as left.

(Per Unit Information)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
Unitholders' equity per unit : ¥571,840 Net income per unit : ¥13,884 Diluted net income per unit has not been presented since there were no units with a dilutive effect issued.	Unitholders' equity per unit : ¥561,008 Net income per unit : ¥5,302 Diluted net income per unit has not been presented since there were no units with a dilutive effect issued.

Note: Net income per unit was computed on the following basis.

	Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
Net income	¥1,101,999 thousands	¥242,251 thousands
Amount not available to general investors	—	—
Amount available to general investors	¥1,101,999 thousands	¥242,251 thousands
Average number of investment units for the period	79,370 units	45,683 units

(Important Subsequent Events)

Second Fiscal Period (November 1, 2005 to April 30, 2006)	First Fiscal Period (May 6, 2005 to October 31, 2005)
Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows. 1. Issuance of New Investment Units On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation), respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 investment units outstanding as of May 26, 2006. (1) Issuance of New Investment Units through Public Offering Total number of newly issued units : 73,660units (Japanese primary offering 50,370units, International offering 23,290units) Offer price per unit : ¥593,096 Total amount of offerings : ¥43,687,451,360 Issue price per unit : ¥572,519 Net proceeds : ¥42,171,749,540 Payment date : May 1, 2006 Delivery date of investment unit certificates : May 2, 2006 Starting date of the computation of cash distribution : May 1, 2006 (2) Issuance of New Investment Units through Third-party Allotment Total number of newly issued units : 3,970 per unit	None

Issue price per unit :	¥572,519
Net proceeds :	¥2,272,900,430
Payment date :	May 26, 2006
Delivery date of New Investment Units through :	May 26, 2006
Starting date of the computation of cash distribution :	May 1, 2006

2.Debt Financing

On May 1, 2006, the Investment Corporation obtained debt financing as follows:

(1) Series 7-A

Lenders :	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed :	¥2,000 million
Interest Rate :	0.36909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2007
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders :	The Chuo Mitsui Trust and Banking Co., Limited Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ , Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.
Amount Borrowed :	¥6,500 million
Interest Rate :	0.53909% floating rate of interest (Note)
Repayment Due Date :	April 30, 2009
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders :	Aozora Bank, Ltd. Mitsui Sumitomo Insurance Co., Ltd.
Amount Borrowed :	¥2,500 million
Interest Rate :	0.63909% floating rate of interest (Note) 2.19875% fixed rate of interest
Repayment Due Date :	April 30, 2011
Collateral :	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D		
Lender :	Development Bank of Japan	
Amount Borrowed :	¥5,000 million	
Interest Rate :	2.73125% fixed rate of interest	
Repayment Due Date :	April 30, 2016	
Collateral :	Unsecured, unguaranteed	

(2) Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first and second fiscal periods are summarized in the following table. (Note 4)

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. From the end of the fiscal period under review, the Investment Corporation issued additional new investment units (offer price: ¥593,096; issue price: ¥572,519) as a means to fund the acquisition of additional properties (payment date: May 1, 2006). Furthermore, the Investment Corporation issued additional new investment units by way of third-party allocation (issue price: ¥572,519) to assist in the acquisition of new investment properties (payment date: May 26, 2006). As a result, unitholders' capital as of May 26, 2006 stood at ¥88,729 million with 157,000 investment units issued and outstanding.

4. Transfer of the Directors

During the First Fiscal Period, there was no transfer of the Asset Management Company's Directors. The directors of the Asset Management Company are as follows.

Title	Name	Brief Personal History		Number of Investment Units
Executive Director	Taisuke Miyajima	April 1985	Joined Mitsubishi UFJ Trust and Banking Corporation (formely The Mitsubishi Trust Banking Corporation)	20
		April 1992	Transferred to Los Angeles Branch	
		April 1997	Joined Miyajima Shoukai	
		April 1998	Joined Kenedix, Inc. (formely Kennedy-Wilson Japan Co., Ltd.) Real Estate Investment Advisory Division	
		October 2004	External assignment as a CEO and President, Kenedix REIT Management, Inc. (formely KW REIT Management, Inc.)	
		April 2005	Transferred as a CEO and President, Kenedix REIT Management, Inc. (current position)	
		May 2005	Executive Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Kimio Kodama	April 1963	Admitted to the Japanese bar (general practitioner of Japanese law)	0
		April 1966	Established Hanzomon Sogo Law Office (formely Chuo Shinko Audit Corporation) (current position)	

		July 1997	Director of Kyoritsu Women`s Educational Institution (current position)	
		April 1998	Director of The Housing Loan Guarantee Corporation (current position)	
		February 2000	Director of the Victim Support Center of Tokyo (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Shiro Toba	October 1989	Joined Chuo Aoyama Pricewaterhouse Coopers (formely Cuo Shinko Audit Corporation)	0
		March 1993	Became a Japanese certified public accountant	
		January 1997	Established Toba Public Accounting Office (current position)	
		May 2002	Became a Japanese certified tax accountant	
		April 2004	Director of Majestec Corporation (current position)	
		January 2005	Director of Minori Accounting Co., Ltd. (current position)	
		March 2005	Director of BTK Solution Co., Ltd. (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
		October 2005	Director of MACC (current position)	

Note : Taisuke Miyajima has obtained approval from the Commisioner of the Finance Services Agency for holding concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005.

(2) Properties Roster

①The Price of the Investment Properties and the Investment Ratio

(Millions of Yen)

Type	Area	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Second Fiscal Period						Ratio (%) (Note 4)
						Direct Capilization Method		Discounted Cash Flow Method			
					(Note 3)	Value	Overall Capitalization Rate (%)	Value	Discount Rate (%)	Terminal Capitalization Rate (%)	
Office Buildings	Tokyo Metropolitan Area	Belles Modes Building	5,950	5,960	6,040	6,330	4.8	5,920	4.6	5.0	7.3
		Nihonbashi 313 Building	5,940	6,267	6,000	6,090	5.0	5,900	4.9	5.2	7.3
		Sogo Hirakawacho Building	5,180	5,228	5,230	5,340	4.8	5,120	4.7	5.0	6.4
		Higashi-Kayabacho Yuraku Building	4,450	4,502	4,720	4,770	5.3	4,670	5.1	5.6	5.5
		Noir Hatchobori	3,680	3,687	3,690	3,750	5.0	3,620	4.9	5.2	4.5
		K&Y Building (Southern Plaza)	2,533	2,538	2,590	2,620	5.2	2,550	5.1	5.4	3.1
		Harajuku F.F. Building	2,450	2,492	2,500	2,510	5.5	2,500	5.1/5.6 (注 5)	5.8	3.0
		KDX Hamacho Building (Note 6)	2,300	2,393	2,380	2,440	5.4	2,350	5.1	5.5	2.8
		FIK Minami Aoyama	2,270	2,314	2,590	2,760	5.0	2,520	5.3	5.3	2.8
		KDX Funabashi Building (Note 7)	2,252	2,338	2,270	2,380	5.7	2,220	5.4	5.9	2.8
		Kanda Kihara Building	1,950	1,944	1,950	2,000	5.0	1,900	4.9	5.2	2.4
		NNK Building	1,610	1,637	1,700	1,710	5.4	1,690	5.5	5.7	2.0
		Koishikawa Yoshida Building	704	712	762	767	5.7	756	5.5	6.0	0.9
	Other Regional Areas	Portus Center Building	5,570	5,646	5,590	5,690	6.1	5,490	6.0	6.3	6.8
		Hakata-Ekimae Dai-2 Building	1,430	1,480	1,490	1,500	6.4	1,470	6.2	6.7	1.8
	Total of 15 Office Buildings		48,269	49,144	49,502	50,657	—	48,676	—	—	59.3
Residential Properties	Tokyo Metropolitan Area	Storia Sirokane	3,150	3,221	3,300	3,380	5.2	3,260	5.3	5.5	3.9
		Tre di Casa Minami Aoyama	2,460	2,509	2,510	2,510	4.7	2,510	4.5	4.9	3.0
		Court Mejiro	1,250	1,290	1,170	1,180	5.3	1,170	5.3	5.6	1.5
		Apartments Motoazabu	1,210	1,245	1,240	1,250	4.8	1,220	4.6	5.0	1.5
		Apartments Wakamatsu Kawada	1,180	1,219	1,200	1,210	5.0	1,190	4.8	5.2	1.4
		Court Nihonbashi-Hakozaki	1,130	1,174	1,190	1,200	5.2	1,170	5.0	5.4	1.4
		Side Denenchofu	1,110	1,165	1,090	1,110	5.3	1,080	5.3	5.6	1.4

		S-court Yokohama-Kannai II	945	982	968	966	5.6	969	5.3	5.9	1.2
		Court Motoasakusa	880	917	892	898	5.3	886	5.1	5.5	1.1
		Storia Todoroki	877	902	851	874	5.2	841	5.4	5.5	1.1
		Bloom Omotesando	875	900	925	939	4.8	911	4.6	5.0	1.1
		Clair Court Rokakouen	831	861	822	838	5.3	815	5.4	5.6	1.0
		Human Heim Okachimachi	830	861	856	862	5.3	850	5.1	5.5	1.0
		Court Shinbashi	748	769	758	773	5.2	751	5.3	5.5	0.9
		Court Suitengu	659	685	666	673	5.3	663	5.2	5.6	0.8
	Other Regional Areas	Venus Hibarigaoka	1,800	1,941	1,730	1,780	6.0	1,700	5.5	6.2	2.2
		Abreast Hara	444	460	483	483	5.8	482	5.6	6.1	0.5
		Abreast Hirabari	407	424	447	453	5.8	440	5.6	6.1	0.5
	Total of 18 Residential Properties		20,786	21,534	21,098	21,379	—	20,908	—	—	25.5
Retail Properties	Tokyo Metropolitan Area	Jinnan-zaka Frame	9,900	10,111	11,000	11,200	4.6	10,800	4.3	4.9	12.2
		Yoyogi M Building	2,479	2,644	2,500	2,560	5.1	2,480	4.9	5.3	3.0
	Total of 2 Retail Properties		12,379	12,755	13,500	13,760	—	13,280	—	—	15.2
Total of 35 properties			81,434	83,434	84,100	85,796	—	82,864	—	—	100.0

Notes:

1. Acqusition price is the purchase price for trust beneficiary interests acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.
2. Figures of less than one million yen are rounded off from the amounts on the balance sheet.
3. Appraisal values (end of the second fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports preprared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation and Nippon Tochi-Tatemono Limited.
4. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded to the nearest first decimal place.
5. The discount rate is 5.1% for the first three years, and 5.6% from the fouth year onward.
6. The current name, as of June 12, 2006, of the property is the "Hamacho Hanacho Building." Plans are in place to change the name of the property to the "KDX Hamacho Building" on October 1, 2007. Same applies throughout the report.
7. The current name, as of June 12, 2006, of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007. Same applies throughout the report.

② Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buldings	15	48,269	59.2
Residential Properties	18	20,786	25.5
Retail Properties	2	12,379	15.2
Others	—	—	
Total	35	81,434	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	30	71,783	88.1
Other Regional Areas	5	9,651	11.8
Total	35	81,434	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millionsof Yen)	Ratio (Note) (%)
Less than 1,000	11	8,200	10.0
1,000 - 2,500	15	26,881	33.0
2,500 - 5,000	4	13,813	16.9
5,000 - 7,500	4	22,640	27.8
7,500 - 10,000	1	9,900	12.1
Total	35	81,434	100.0

Note : 'Ratio' are the percentage of acquisition price for each category to the acqusition prices for the entire portfolio .
Figures are rounded to the nearest first decimal place.

③ Details of Investment Real Estate and Trust Real Estate

A. Overview of Investment Real Estate Properties and Trust Real Estate

Type	Area	Property Name	Site Area (m²) (Note 1)	Usage (Note 2)	Total Floor Area (m²) (Note 3)	Type of Structure (Note 4)	Completion Date (Note 5)	Probable Maximum Loss (%) (Note 6)
Office Buildings	Tokyo Metropolitan Area	Belles Modes Building	612.17	Office Retail Shops	5,323.81	SRC B2F9	May 1994	4.94
		Nihonbashi 313 Building	1,047.72	Office	8,613.09	SRC B2F9	April 1974	17.36
		Sogo Hirakawacho Building	1,013.85	Office Retail Shops Residential	8,002.97	SRC B3F10	March 1988	8.02
		Higashi-Kayabacho Yuraku Building	773.43	Office	5,916.48	SRC B1F9	January 1987	7.88
		Noir Hatchobori	992.20	Office	4,800.43	SRC·RC B1F8	June 1993	5.21
		K&Y Building (Southern Plaza)	1,235.16	Office Retail Shops /Residential Parking/ Storage	6,399.42	SRC B1F11	August 1992	5.05
		Harajuku F.F. Building	699.67	Retail Shops Office	3,812.44	SRC F11	November 1985	13.02

				Parking				
		KDX Hamacho Building	554.80	Office Retail Shops Residential Parking	4,133.47	SRC B2F10	September 1993	12.10
		FIK Minami Aoyama	369.47	Office Retail Shops Residential	1,926.98	SRC B1F9	November 1988	6.37
		KDX Funabashi Building	1,180.41	Office Retail Shops	5,970.12	SRC B1F8	April 1989	4.11
		Kanda Kihara Building	410.18	Office	2,393.94	SRC·RC·S B1F8	May 1993	14.28
		NNK Building	383.63	Office Retail Shops Residential	2,594.88	SRC·S F9	June 1992	8.16
		Koishikawa Yoshida Building	404.89	Retail Shops Office	1,866.58	SRC B1F9	October 1992	11.47
	Other Regional Areas	Portus Center Building	13,936.63 (Note 7)	Office Retail Shops /Storage Parking	79,827.08 (Note 7)	SRC·S B2F25 (Note 7)	September 1993	3.49
		Hakata-Ekimae Dai-2 Building	866.00	Office	4,846.01	SRC F9	September 1984	0.69
		Total of 15 Office Buildings	24,480.21	—	146,427.70	—	Average of 7.4 yrs	—
Residential Properties	Tokyo Metropolitan Area	Storia Sirokane	1,197.13	Retail Shops Residential complex	5,750.05	SRC·S B2F13	February 2003	7.77
		Tre di Casa Minami Aoyama	767.70	Residential complex Retail Shops	1,986.44	RC B1F6	February 2004	7.44
		Court Mejiro	1,581.91	Residential complex	3,326.07	RC B1F3	March 1997	5.74
		Apartments Motoazabu	639.41	Residential complex	1,685.14	RC F11	January 2004	6.24
		Apartments Wakamatsu Kawada	412.42	Residential complex	1,858.51	RC F12	February 2004	7.56
		Court Nihonbashi-Hakozaki	260.85	Residential complex	1,727.96	SRC F12	February 2004	13.44
		Side Denenchofu	1,326.57	Residential complex	2,433.52	RC F6	February 1997	10.39
		S-court Yokohama-Kannai II	366.83	Residential complex	1,738.71	RC F11	March 2003	19.45
		Court Motoasakusa	201.24	Residential complex	1,585.65	SRC F13	January 2005	9.90
		Storia Todoroki	999.98	Residential Residential complex	1,437.35	RC B1F3	December 2002	5.40
		Bloom Omotesando	332.96	Residential complex	699.14	RC B1F3	March 2003	6.55

		Clair Court Rokakouen	1,749.87	Residential complex	1,727.48	RC F3	August 1998	8.18
		Human Heim Okachimachi	174.44	Residential complex Retail Shops	1,444.25	SRC F14	December 2004	12.19
		Court Shinbashi	303.58	Residential complex Retail Shops	1,212.74	RC F6	December 1997	9.32
		Court Suitengu	243.79	Residential complex	1,091.82	RC F7	July 2003	11.89
	Other Regional Areas	Venus Hibarigaoka	8,595.00	Residential complex	14,976.25	① RC F6 ② RC F5 ③ RC F6	March 1989	6.48
		Abreast Hara	397.17	Residential complex Retail Shops Office	1,563.47	SRC F11	February 2000	13.34
		Abreast Hirabari	889.15	Residential complex	1,867.75	RC F7	March 2000	13.56
		Total of 18 Residential Properties	20,440.00	—	48,112.30	—	Average of 5.2 yrs	—
Retail Properties	Tokyo Metropolitan Area	Jinnan-zaka Frame	1,240.51	Retail Shops	6,302.58	SRC·RC·S B2F7	March 2005	6.20
		Yoyogi M Building	228.74 (Note 8)	Retail Shops Office	1,269.06	SRC F8	August 1991	9.59
		Total of 2 Retail Properties	1,469.25	—	7,571.64	—	Average of 3.9 yrs	—
Total of 35 properties			46389.46	—	202,111.64	—	Average of 12.3 yrs	5.89 (Note 9)

Notes:

1. Site area data is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match with the actual current status.
2. Usage is based on data recorded in the land register. All types of use are reported in the case of multi-purpose application.
3. Total floor space is based on figures recorded in the land register and does not include related structures. The total floor space for the entire buildings is reported for compartmentalized ownership.
4. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
5. SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level. For example: B2F9: Two floors below ground level and nine floors above ground level.
6. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of April 30, 2006.
7. Probable Maximum Loss (PML) data is based on a survey provided by Sompo Japan Risk Management, Inc. as of March 2006.
8. Compartmentalized building ownership includes the site area relating to site rights and the total floor space for the entire building, structure and number of floors.
9. Includes site area applicable to leasehold portions.
10. The portfolio PML applicable to all 35 properties.

Individual Real Estate and Property Information

The Investment Corporation has acquired trust beneficiary interests in certain properties. Details of individual real estate held in trust are provided in the individual tables that follow. An explanation of certain items is also provided as follows.

a) General Description of Specified Assets

The acquisition price is the price at which the Investment Corporation acquires each trust beneficiary interest and is the price recorded on each relevant sales agreement excluding taxes. Amounts of less than one million yen have been rounded down.

The appraisal value (end of the second fiscal period) is the amount recorded in relevant appraisal reports prepared by appraisers including Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation and Nippon Tochi-Tatemono Limited in accordance with the appraisal methods and standards identified in the Investment Corporation's Articles of Incorporation and standards provided by The Investment Trusts Association, Japan.

The location (address) is the residential address details. In the event a residential address is yet to be determined, local details will reflect details recorded in the land register. In the case of more than one building, the residential address for one of the buildings will be provided.

The site area data for land is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match actual current status. Compartmentalized ownership building includes the entire site area relating to site rights.

Usage of the property is provided in accordance with classifications identified in Article 8.1-1 of the Urban Planning Law (Law No. 100 of 1968) and subsequent amendments.

The floor area ratio is the total site area for buildings as a ratio to the total site area, pursuant to Article 52 of the Buildings Standards Law (Law No. 201 of 1950) and subsequent amendments. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

The building coverage ratio is the site area applicable to buildings as a ratio to the site area, pursuant to Article 53 of the Buildings Standards Law. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

Type of structure is based on data recorded in the land register. Type of structure for the entire building is provided for compartmentalized ownership building.

Completion date is the date of construction completed recorded in the land register.

Total floor area is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.

Usage of the property is provided in accordance with classifications identified in the land register.

Type of residential property is reported in accordance with classifications provided under individual investment standards. For buildings that are comprised of a number of classification types, the main classification is recorded.

b) Related-Parties

The Investment Corporation enters into property management agreements with leading property management companies for each investment property. The names of relevant property management companies as of April 30, 2006 are recorded.

The Investment Corporation enters into master lease agreements with master lease companies for each of its investment properties. The names of relevant master lease companies as of April 30, 2006 are recorded.

c) Special Considerations

Items of importance that may impact ownership rights, usage, appraisal, profitability and salability of real estate held in trust as of the date of this document are recorded in special considerations.

d) Other

Explanatory notes for individual items relating to individual real estate and property information (real estate held in trust) are recorded in other.

Belles Modes Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,950 millions
Date of Acquisition	November 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥6,040 millions
Location (Address)	3-3-4 Kojimachi, Chiyoda-ku, Tokyo (Note 1)			
Land	Site Area	612.17 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	May 17, 1994
	Total Floor Area	5,323.81 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes : 1. The residential address of the Property is yet to be determined. 2. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Nihonbashi 313 Building (Office Buiding)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,940 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥6,000 millions
Location (Address)	3-13-5 Nihonbashi, Chuo-ku, Tokyo			
Land	Site Area	1,047.72 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note 1)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	April 16, 1974 (Note 2)
	Total Floor Area	8,613.09 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			

Other	Notes: 1. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building). 2. The building was constructed prior to the implementation of new earthquake-resistance standards. However, in a report prepared by Nihon Sekkei, Inc., the building was confirmed as being in compliance with new earthquake-resistance standards.

Sogo Hirakawacho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,180 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥5,230 millions
Location (Address)	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo			
Land	Site Area	1,013.85 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 3 underground and 10 above-ground floors	Completion Date	March 17, 1988
	Total Floor Area	8,002.97 m²	Usage	Office, Retail Shops, Residential complex
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property was constructed pursuant to the comprehensive design system (Article 59.2-1 of the Building Standards Law and Enforcement Regulations for the Building Standards Order No. 136). As a result, the floor area ratio was increased to a maximum of 658.31% following the construction of an open area for public use. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).			

Higashi-Kayabacho Yuraku Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,450 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥4,720 millions
Location (Address)	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	773.43 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	January 7, 1987
	Total Floor	5,916.48 m²	Usage	Office

	Area			
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Notes: 1. On a structural basis, the adjoining building is a part of the Property. 2. Approval has been provided to allow users of the adjoining building to utilize common use areas of the Property. The Investment Corporation receives a fee from the owner of the adjoining building accordingly. Renovation and other changes to common and other areas of the Property are subject to acknowledgement from the owner of the adjoining building. 3. The Tokyo Metro Tozai Line runs beneath the roadway on the southern side of the Property. In the event of building construction within a distance of 20m from defined subway boundaries, the Investment Corporation must provide prior notification to Tokyo Metro Co., Ltd. and commence prior discussion for approval.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Noir Hatchobori (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,680 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥3,690 millions
Location (Address)	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	992.20 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure, reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	June 30, 1993
	Total Floor Area	4,800.43 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio and floor area ratio are 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 480%, respectively. Generally, the floor area ratio is set at 600%, however, standards relating to road frontage width (8.0m x 60%) take precedence.			

K&Y Building (Southern Plaza) (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,533 millions

Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥2,590 millions
Location (Address)	3-30-4 Honcho, Nakano-ku, Tokyo			
Land	Site Area	1,235.16 m²	Usage of the Property	Commercial district, Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership (Percentage of site rights 100%)	Floor Area Ratio/ Building Coverage Ratio	500%·200%/80%·60% (Note 1)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 11 above-ground floors	Completion Date	August 27, 1992
	Total Floor Area	6,399.42 m²	Usage	Office, Retail Shops, Residential, Parking, Storage (Note 2)
	Type of Ownership	Compartmentalized ownership (Note 3)	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property was constructed pursuant to the comprehensive design system (Article 59.2-1 of the Building Standards Law and Enforcement Regulations for the Building Standards Order No. 136). As a result, the floor area ratio was increased to a maximum of 499.79% following the construction of an open area for public use. Use of the Property crosses over two different classifications. Accordingly, the maximum building coverage ratio is 85.97% (Article 53.2 of the Building Standards Law; Fire proof building). 2. The building is subject to compartmentalized ownership. Usage is recorded for respective owners. 3. The building is subject to compartmentalized ownership. The trustee, however, holds the entire property.			

Harajuku F.F. Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,450 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥2,500 millions
Location (Address)	3-38-12 Sendagaya, Shibuya-ku, Tokyo			
Land	Site Area	699.67 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	November 21, 1985
	Total Floor Area	3,812.44 m²	Usage	Retail Shops, Office, Parking
	Type of Ownership	Proprietary ownership	—	—

Trustee	Mitsubishi UFJ Trust and Banking Corporation	Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The Property is subject to certain conditions that require construction of a parking facility for 6 vehicles pursuant to an ordinance of the Tokyo Metropolitan Government. Following expropriation of a portion of land to accommodate widening of the roadway that fronts the Property, parking facilities for only 2 vehicles have been currently provided. After acquiring parking facilities for four vehicles in close proximity to the Property, the Investment Corporation has submitted the necessary notification to Shibuya Ward in accordance with Article 12.5 of the Building Standards Law.		
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).		

KDX Hamacho Building (Office Building)

Type of Specified Asset		Trust beneficiary interest in real estate	Acquisition Price	¥2,300 millions
Date of Acquisition		March 16, 2006	Appraisal Value (End of the Second Fiscal Period)	¥2,380 millions
Location (Address)		2-17-8 HamachoNihombashi, Chuo-ku, Tokyo		
Land	Site Area	554.80 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 10 above-ground floors	Completion Date	September 30, 1993
	Total Floor Area	4,133.47 m²	Usage	Retail Shops, Office, Residential, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee		Mizuho Trust Co., Ltd.	Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations		Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.		
Other		Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).		

FIK Minami Aoyama Building (Office Building)

Type of Specified Asset		Trust beneficiary interest in real estate	Acquisition Price	¥2,270 millions
Date of Acquisition		August 1, 2005	Appraisal Value (End of the Second Fiscal Period)	¥2,590 millions
Location (Address)		5-13-3 Minami Aoyama, Minato-ku, Tokyo		
Land	Site Area	369.47 m²	Usage of the Property	Commercial district, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%・300%/80%・60% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete	Completion Date	November 21, 1988

		structure; 1 underground and 9 above-ground floors		
	Total Floor Area	1,926.98 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on February 7, 1964 to widen the roadway (25 m) on the northern side of the Property in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 35 m^2 will be transferred to the Tokyo Metropolitan Government. In March 1999, construction for an extension of the existing building was completed. The extended portion encroaches on the area subject to expropriation by approximately 34m^2. Approval to construction was however received in accordance with the Urban Planning Law.			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 600% for the portion classified for commercial district. Furthermore, the portion classified as category II exclusive district for medium-and high-rise residential has a maximum building coverage ratio and floor area ratio of 60% and 300%, respectively. Usage of the property crosses over varied classifications. Accordingly, the maximum building coverage ratio is 95.11% and floor area ratio is 551.15% (Articles 53.2 and 52.7of the Building Standards Law).			

KDX Funabashi Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥2,252 millions
Date of Acquisition	March 1, 2006		Appraisal Value (End of the Second Fiscal Period)	¥2,270 millions
Location (Address)	7-11-5 Honcho, Funabashi, Chiba			
Land	Site Area	1,180.41 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	April 13, 1989
	Total Floor Area	5,970.12 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the Property's land was appropriated to facilitate the widening of the road immediately in front of the building. As a result, the Property's floor area ratio and building coverage ratio does not comply with existing standards.			
Other	None			

Kanda Kihara Buiding (Office Building)

Type of	Trust beneficiary interest in real estate	Acquisition Price	¥1,950 millions

Specified Asset				
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,950 millions
Location (Address)	3-5-8 Kanda-Kajicho, Chiyoda ward, Tokyo (Note 1)			
Land	Site Area	410.18 m^2	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Steel-frame reinforced concrete / reinforced concrete / stee-frame structure; 1 underground and 8 above-ground floors	Completion Date	May 17, 1993
	Total Floor Area	2,393.94 m^2(注2)	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Sumitomo Trust & Banking Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The Property is located in an area governed by Article 102.2 of the Law Concerning the Prevention of Harmful Transmissions. Accordingly, reconstruction, renovation and extensions of the building are subject to height restrictions. In each of the aforementioned cases, the Investment Corporation is compelled to notify and negotiate with the Ministry of Internal Affairs and Communications.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: store room; Type of Structure: concrete block, zinc-plated steel sheet roof one-story building; Floor area: 1.29 m^2)			

NNK Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,610 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,700 millions
Location (Address)	1-1-12 Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	383.63 m^2	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Steel-frame / steel-frame reinforced structure; 9 above-ground floors	Completion Date	June 30, 1992
	Total Floor Area	2,594.88 m^2	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.

Special Considerations	None
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).

Koishikawa Yoshida Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥704 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥762 millions
Location (Address)	1-21-14 Koishikawa, Bunkyo-ku, Tokyo			
Land	Site Area	404.89 m² (Note 1)	Usage of the Property	Commercial district, semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%・300%/80%・60% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	October 5, 1992
	Total Floor Area	1,866.58 m²	Usage	Retail Shops, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of a flowerbed within the Property's land site encroaches the boundaries of an adjoining roadway on the eastern side.			
Other	Notes: 1. A portion of the Property's site area on the northern side (approximately 59 m²) is designated for roadway use by the municipal government in line with the Bunkyo ward Koishikawa Yanagicho redevelopment project. Accordingly, this portion is provided to the municipal government free of charge. 2. The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law, Fire proof building), and 600% for the portion classified for commercial district. Furthermore, the portion classified as semi-industrial district has a maximum building coverage ratio and floor area ratio of 80% (Article 53.3 of the Building Standards Law, corner plot deregulation and Article 53.4 of the Building Standards Law, Fire proof building) and 300%, respectively. Usage of the Property crosses over two different classifications. Accordingly, the maximum building coverage ratio is 95.17% and floor area ratio is 527.56% (Articles 53.2 and 52.7 of the Building Standards Law).			

Portus Center Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,570 millions
Date of Acquisition	September 21, 2005		Appraisal Value (End of the Second Fiscal Period)	¥5,590 millions
Location (Address)	4-45-1 Ebisujimacho, Sakai, Osaka (Note 1)			
Land	Site Area	13,936.63 m²	Usage of the Property	Commercial district
	Type of	Proprietary ownership	Floor Area Ratio/	400%/80% (Note 2)

	Ownership	(Percentage of site rights, approximately 22.26%)	Building Coverage Ratio	
Building	Type of Structure (Note 3)	Flat-roofed, steel-frame reinforced concrete structure / steel-frame structure; 2 underground and 25 above-ground floors	Completion Date	September 30, 1993
	Total Floor Area (Note 4)	79,827.08 m²	Usage (Note 6)	Office, Retail Shops, Storage, Parking
	Type of Ownership (Note 5)	Compartmentalized ownership / Co ownership of compartmentalized ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the property's site is subject to public easement in connection with sewage system maintenance.			
Other	Notes: 1. The Property is located in an area adjoining the west exit of Sakai Station that has been designated as an area that can be developed for higher urban density. Accordingly, the maximum and minimum floor area ratios are 500% and 200% respectively. In addition, the maximum building coverage ratio is 70% and comprised of a maximum ratio of 50% as an area that can be developed for higher urban density, 10% in accordance with Article 53.4 of the Building Standards Law; Fire proof building and 10% relating to corner plot deregulation.. 2. Portus Sakai is comprised of an office building (Portus Center Building), the Plaza Tower and a hotel and retail component. The Property is made up of the compartmentalized ownership portion of the office building (Floors 1 and a portion of floors 3 through 16), and the compartmentalized ownership portion of below ground facilities (B2 and a portion of B1). 3. The total floor area and type of structure for the entire facilities building. 4. Of the total compartmentalized ownership portion of the entire facilities building of 69,832.26 m², the Investment Corporation exclusive compartmentalized ownership portion totals 16,892.49 m² (approximately 24.1%). However, the compartmentalized ownership ratio of common use areas comprising below ground parking totaling 11,625.36 m² is 150/365. 5. The usage of the Property.			

Hakata-Ekimae Dai-2 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,430 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,490 millions
Location (Address)	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka			
Land	Site Area	866.00 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%・500%/80% (Note 1)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 9 above-ground floors	Completion Date	September 11, 1984
	Total Floor	4,846.01 m² (Note 2)	Usage	Office

	Area			
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building). As the floor area ratios of 600% (for the portion 30 m from the Tsukushi-dori roadway boundary on the Property's western side) and 500% (for all other areas) overlap, the maximum floor area ratio is 526.56% (Article 52.7 of the Building Standards Law). 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of Structure: steel-frame, flat-roofed one-story building; Floor area: 49.49 m2)			

Storia Sirokane (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,150 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥3,300 millions
Location (Address)	4-7-8 Shiroganedai, Minato-ku, Tokyo			
Land	Site Area	1,197.13 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note 2)
Building	Type of Structure	Steel-frame reinforced concrete structure/ steel-frame structure; 2 underground and 13 above-ground floors	Completion Date	February 21, 2003
	Total Floor Area	5,750.05 m²	Usage	Retail Shops, Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. Includes an area of approximately 54 m² retreating back from the roadway in accordance with Article 42.2 of the Building Standards Law. 2. The maximum buiding coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).			

Tre di Casa Minami Aoyama (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥2,460 millions
Date of Acquisition	August 1, 2005	Appraisal Value (End of the Second Fiscal Period)	¥2,510 millions
Location	3-4-8 Minami Aoyama, Minato-ku, Tokyo		

(Address)				
Land	Site Area	767.70 m²	Usage of the Property	Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 6 above-ground floors	Completion Date	February 26, 2004
	Total Floor Area	1,986.44 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note : The maximum building coverage ratio and floor area ratio are 60% and 287.2%, respectively. Generally, the volume coverage ratio is set at 300%, however, standards relating to road frontage width (7.18m x 40%) take precedence.			

Court Mejiro (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,250 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,170 millions
Location (Address)	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo			
Land	Site Area	1,581.91 m²	Usage of the Property	Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	150%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 5, 1997
	Total Floor Area	3,326.07 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Prestige Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Apartments Motoazabu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,210 millions

<table>
<tr><td>Date of Acquisition</td><td colspan="2">August 1, 2005</td><td>Appraisal Value (End of the Second Fiscal Period)</td><td>¥1,240 millions</td></tr>
<tr><td>Location (Address)</td><td colspan="4">2-1-19 Motoazabu, Minato-ku, Tokyo</td></tr>
<tr><td rowspan="2">Land</td><td>Site Area</td><td>639.41 m²</td><td>Usage of the Property</td><td>Neighborhood commercial district, category I exclusive district for medium-and high-rise residential</td></tr>
<tr><td>Type of Ownership</td><td>Proprietary ownership</td><td>Floor Area Ratio/ Building Coverage Ratio</td><td>400%･300%/80%･60% (Note)</td></tr>
<tr><td rowspan="3">Building</td><td>Type of Structure</td><td>Flat-roofed, reinforced concrete structure; 11 above-ground floors</td><td>Completion Date</td><td>January 14, 2004</td></tr>
<tr><td>Total Floor Area</td><td>1,685.14 m²</td><td>Usage</td><td>Residential complex</td></tr>
<tr><td>Type of Ownership</td><td>Proprietary ownership</td><td>Property Type</td><td>Family Type</td></tr>
<tr><td>Trustee</td><td colspan="2">Mitsubishi UFJ Trust and Banking Corporation</td><td>Property Management/ Master LeaseCompany</td><td>Kenedix Advisors Co., Inc.</td></tr>
<tr><td>Special Considerations</td><td colspan="4">A determination was made on April 25, 1946 (Post War Revitalization Declaration No. 15) relating to National Highway No. 10, the roadway fronting the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 45 m² will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway.</td></tr>
<tr><td>Other</td><td colspan="4">Note:
The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 400% for the adjoining portion classified for commercial district. Furthermore, the portion classified as category I exclusive district for medium-and high-rise residential has a maximum building coverage ratio and floor area ratio of 70% and 300%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 85.50% and floor area ratio is 351.67% (Articles 53.2 and 52.7of the Building Standards Law).</td></tr>
</table>

Apartments Wakamatsu-Kawada (Residential Property)

<table>
<tr><td>Type of Specified Asset</td><td colspan="2">Trust beneficiary interest in real estate</td><td>Acquisition Price</td><td>¥1,180 millions</td></tr>
<tr><td>Date of Acquisition</td><td colspan="2">August 1, 2005</td><td>Appraisal Value (End of the Second Fiscal Period)</td><td>¥1,200 millions</td></tr>
<tr><td>Location (Address)</td><td colspan="4">9-4 Yochomachi, Shinjuku-ku, Tokyo</td></tr>
<tr><td rowspan="2">Land</td><td>Site Area</td><td>412.42 m²</td><td>Usage of the Property</td><td>Neighborhood commercial district, category I district for residential</td></tr>
<tr><td>Type of Ownership</td><td>Proprietary ownership</td><td>Floor Area Ratio/ Building Coverage Ratio</td><td>400%･300%/80%･60% (Note)</td></tr>
<tr><td rowspan="3">Building</td><td>Type of Structure</td><td>Flat-roofed, reinforced concrete structure; 12 above-ground floors</td><td>Completion Date</td><td>February 19, 2004</td></tr>
<tr><td>Total Floor Area</td><td>1,858.51 m²</td><td>Usage</td><td>Residential complex</td></tr>
<tr><td>Type of Ownership</td><td>Proprietary ownership</td><td>Property Type</td><td>Compact Type</td></tr>
<tr><td>Trustee</td><td colspan="2">Mitsubishi UFJ Trust and Banking Corporation</td><td>Property Management/</td><td>Kenedix Advisors Co., Inc.</td></tr>
</table>

		Master LeaseCompany	
Special Considerations	Notes: 1. A determination was made on March 26, 1946 (Post War Revitalization Declaration No. 3) relating to the roadway fronting the northern side of the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 2 m^2 will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway. 2. The Property is located in an area governed by Article 102.2 of the Law Concerning the Prevention of Harmful Transmissions. Accordingly, reconstruction, renovation and extensions of the building are subject to height restrictions. In each of the aforementioned cases, the Investment Corporation is compelled to notify and negotiate with the Ministry of Internal Affairs and Communications.		
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 400% for the adjoining portion classified for commercial district. Furthermore, the portion classified as category I district for residential buildingshas a maximum building coverage ratio and floor area ratio of 70% (including 10% as a fire proof building) and 300%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 95.25% and floor area ratio is 384.17% (Articles 53.2 and 52.7of the Building Standards Law).		

Court Nihonbashi-Hakozaki (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,130 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,190 millions
Location (Address)	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo			
Land	Site Area	260.85 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 12 above-ground floors	Completion Date	February 6, 2004
	Total Floor Area	1,727.96 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 633.33%, respectively. Generally, the floor area ratio is set at 500%, however, deregulation standards relating to landscape model guidance plans (the Ningyocho and Hamacho Kashi districts) apply contributing a further 133.33% (500% x 4/10 x 2/3).			

Side Denenchofu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,110 millions

Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥1,090 millions
Location (Address)	40-14 Denenchofu Honcho, Ota-ku, Tokyo			
Land	Site Area	1,326.57 m²	Usage of the Property	Semi-residential district, category I exclusive district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%・200%/60%・60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	February 17, 1997
	Total Floor Area	2,433.52 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 50% and 283%, respectively. The building coverage ratio includes a 10% addition attributed to deregulation measures relating to corner plots (Article 53.3 of the Building Standards Law) in accordance with landscaping regulations. The floor area ratio is calculated based on Article 52.7 of the Buildings Standards Law, which is applied to properties with two overlapping use classifications (in the case of the Property, 300% for semi-residential district and 200% for category I exclusive district for residential.			

S-court Yokohama-Kannai II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥945 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥968 millions
Location (Address)	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa (Note 1)			
Land	Site Area	366.83 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 2)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	March 17, 2003
	Total Floor Area	1,738.71 m²(注3)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes:			

	1. The residential address of the Property is yet to be determined. 2. The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 570%, respectively. The floor area ratio has been calculated by adding a portion in connection with deregulation (Article 52.9 of the Building Standards Law) for a specified road located on the Property's northern side to regulations relating to the widening of the roadway fronting the Property (8.00 m x 60%). 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel sheet roof one-story building; Floor area: 35.96 m^2).

Court Motoasakusa (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥880 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥892 millions
Location (Address)	4-8-10 Motoasakusa, Taito-ku, Tokyo			
Land	Site Area	201.24 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 13 above-ground floors	Completion Date	January 31, 2005
	Total Floor Area	1,585.65 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Storia Todoroki (Residential Property) (The Property was sold on May 10, 2006)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥877 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥851 millions
Location (Address)	5-30-16 Todoroki, Setagaya-ku, Tokyo			
Land	Site Area	999.98 m²	Usage of the Property	Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	100%/50%
Building	Type of Structure	aluminum thatching, steel-reinforced structure; 1 underground and 3 above-ground floors	Completion Date	December 20, 2002

	Total Floor Area	1,437.35 m²	Usage	Residential, Residential complex
	Type of Ownership	Compartmentalized ownership (Note)	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on April 25, 1946 in connection with the roadway on the northern side of the Property in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 257 m² will be transferred to the Tokyo Metropolitan Government. Currently, automated parking, bicycle parking, a main gate and an area for garbage pickup are located in the relevant area for possible transfer to the Tokyo Metropolitan Government.			
Other	Note: The building is subject to compartmentalized ownership. The trustee, however, holds the entire property.			

Bloom Omotesando (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥875 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥925 millions
Location (Address)	5-39-7 Jingumae, Shibuya-ku, Tokyo			
Land	Site Area	332.96 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 14, 2003
	Total Floor Area	699.14 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Presitage Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum floor area ratio is 160%. While the maximum floor area ratio is normally set at 200%, preference is given to restrictions relating to the widening of roadway fronting the Property (4 x 40%).			

Clair Court Rokakouen (Residential Property) (The Property was sold on May 10, 2006)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥831 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥822 millions
Location (Address)	1-7-17 Kita-Karasuyama, Setagaya-ku, Tokyo			
Land	Site Area	1,749.87 m²	Usage of the Property	Category I exclusive district for low-rise residential

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	100%/50%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 3 above-ground floors	Completion Date	August 4, 1998
	Total Floor Area	1,727.48 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Human Heim Okachimachi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥830 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥856 millions
Location (Address)	2-28-4 Taito, Taito-ku, Tokyo			
Land	Site Area	174.44 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note)
Building	Type of Structure	Flat-roofed, steel reinforced concrete structure; 14 above-ground floors	Completion Date	December 7, 2004
	Total Floor Area	1,444.25 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note : The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).			

Court Shinbashi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥748 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥758 millions
Location (Address)	5-33-7 Shinbashi, Minato-ku, Tokyo			
Land	Site Area	303.58 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)

Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	December 8, 1997
	Total Floor Area	1,212.74 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note : The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Court Suitengu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥659 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥666 millions
Location (Address)	2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo			
Land	Site Area	243.79 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 7 above-ground floors	Completion Date	July 10, 2003
	Total Floor Area	1,091.82 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 80% and 456%, respectively. Generally, the building coverage ratio is set at 100% (Article 53.4 of the Building Standards Law; Fire proof building). This, however, was revised to 80% in line with district planning restrictions. Generally, the floor area ratio is 500%. This, however, has been revised to 456%, to accommodate application of restrictions relating to the widening of the roadway fronting the Property (6 m x 60%) and deregulation standards relating to landscape model guidance plans (the Ningyocho and Hamacho Kashi districts) (360% + 360% x 4/10 x 2/3).			

Venus Hibarigaoka (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,800 millions (Note 1)
Date of Acquisition	December 8, 2005	Appraisal Value (End of the Second Fiscal Period)	¥1,730 millions
Location	1) 2-24-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido		

(Address)	2) 2-25-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 3) 2-26-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido			
Land	Site Area	8,595.00 m² (Note 1)	Usage of the Property	Category II exclusive district for medium- and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note 2)
Building	Type of Structure	1) Flat-roofed, reinforced concrete structure; 6 above-ground floors 2) Flat-roofed, reinforced concrete structure; 5 above-ground floors 3) Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	March 13, 1989
	Total Floor Area	14,976.25 m² (Note 1) (Note 3)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property consists from 3 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 3 buildings. 2. The maximum floor area ratio is 70% (Article 53.3 of the Building Standards Law, relating to deregulation measures relating to corner plots). 3. The figure does not include the area of the following structures that are attached to buildings 1) through 3). 1) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 114.67 m² 2) Type: Management office; Structure: Flat, steel reinforced concrete structure with flat roof; Floor area: 46.36 m² Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 141.70 m² 3) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 154.05 m²			

Abreast Hara (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥444 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥483 millions
Location (Address)	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi (Note 1)			
Land	Site Area	397.17 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	February 18, 2000
	Total Floor	1,563.47 m² (Note 3)	Usage	Residential complex, Retail Shops,

	Area			Office
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Surface rights from 14.80 m to 0.10 m above the Tokyo Bay tide level have been established over a portion of the Property's land (520-2) and set aside as land for construction of a high-speed railway.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum floor area ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel roof one-story building; Floor area: 44.79 m2)			

Abreast Hirabari (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥407 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥447 millions
Location (Address)	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi (Note 1)			
Land	Site Area	889.15 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/80% (Note 2)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 7 above-ground floors	Completion Date	March 21, 2000
	Total Floor Area	1,867.75 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property's current maximum building coverage ratio and floor area ratio are 90% (including an additional 10% relating to deregulation measures relating to corner plots (Article 53.3 of the Building Standards Law) and 200%, respectively.			

Jinnan-zaka Frame (Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥9,900 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of the Second Fiscal Period)	¥11,000 millions
Location (Address)	1-18-2 Jinnan, Shibuya-ku, Tokyo			
Land	Site Area	1,240.51 m²	Usage of the Property	Commercial district
	Type of	Proprietary ownership	Floor Area Ratio/	500%/80% (Note)

	Ownership		Building Coverage Ratio	
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 7 above-ground floors	Completion Date	March 31, 2005
	Total Floor Area	6,302.58 m²	Usage	Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management	Kenedix Advisors Co., Inc.
Special Considerations	As of March 31, 2006, the tenants of the property (total leased floor area: 925.09 m²) had defaulted on approximately ¥10 million in rental fees. Defaults were eliminated as of April 30, 2006.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).			

Yoyogi M Building (Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,479 millions (Note 1)
Date of Acquisition	September 30, 2005		Appraisal Value (End of the Second Fiscal Period)	¥2,500 millions
Location (Address)	1-38-5 Yoyogi, Shibuya-ku, Tokyo			
Land	Site Area	228.74 m² (Note 2)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold rights (Note 3)	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 4)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 8 above-ground floors	Completion Date	August 12, 1991
	Total Floor Area	1,269.06 m²	Usage	Retail Shops, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The acquisition price is rounded down to the nearest million yen. 2. Includes an area of approximately 15 m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 21.94 m² Limited proprietary right of land holder: Individual Leasehold term: 30 years commencing September 30, 2005 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion. 4. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law, Fire proof building).			

B. Capital Expenditure

(a) Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the third fiscal period (May 1, 2006 to October 30, 2006) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Hamacho Building (Chuo-ku, Tokyo)	Conversion of leasable areas, renewal work for interior facilities of co-owned areas, other	May 2006 to October 2006	79	–	–
Chigasaki Socie Ni-bankan (Chigasaki, Kanagawa)	Large-scale renovation, other	As above	54	–	–
Venus Hibarigaoka (Sapporo, Hokkaido)	Renewal work for interphone system, building exterior works, other	As above	45	–	–
Dai-ichi Kayabacho Building (Chuo-ku, Tokyo)	Upgrade of external façade and air conditioning system, other	As above	44	–	–
KDX Shin-Yokohama Building (Yokohama, Kanagawa)	Reparis and maintenance of exterior façade, other	As above	43	–	–

(b) Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥565 million. This total comprised of ¥510 million in capital expenditures and ¥55 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
Nihonbashi 313 Building (Chuo-ku, Tokyo)	installation of individual air conditioning system, other	November 2005 to April 2006	271
Yoyogi M Building (Shibuya-ku, Tokyo)	Screen installation, renovation of entrance area, other	As above	83
Hakata-Ekimae Dai-2 Building (Fukuoka, Fukuoka)	Toilet repairs and improvement work, renovation of entrance area, other	As above	36
Others			117
Portfolio Total			510

Note: The money amount of the capital expenditure are rounded to the nearest ¥1 million.

(c) Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

Fiscal period	First Fiscal period (May 6, 2005 to October 31, 2005)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
Reserve for the end of the previous period	–	¥92 millions
Reserve for the fiscal period under review	¥92 millions	¥130 millions
Reversal of reserve for the fiscal period under review	–	¥57 millions
Reserve bring to the next period	¥92 millions	¥165 millions

C. Details of the Tenants

(As of April 30, 2006)

Type	Area	Property Name	Total Leasable Floor Area (m²) (Note 1)	Total Leased Floor Area (m²) (Note 2)	Total No. of Leasable Residential units (Note 3)	Total No. of Leased Residential units (Note 4)	No. of End Tenants (Note 5)	Occupancy Ratio (%) (Note 6)	Total Rental Expenses (Thousands of Yen) (Note 7)	Leasehold and Security Deposits (Thousands of Yen) (Note 8)
Office Buildings	Tokyo Metropolitan Area	Belles Modes Building	3,816.35	3,072.57	-	-	1(7)	80.5	118,359	243,242
		Nihonbashi 313 Building	5,901.12	5,901.12	-	-	1(7)	100.0	238,666	212,679
		Sogo Hirakawacho Building	4,440.06	4,440.06	4	4	1(21)	100.0	186,476	241,112
		Higashi-Kayabacho Yuraku Building	4,413.17	4,413.17	-	-	1(6)	100.0	167,487	373,381
		Noir Hatchobori	3,325.04	3,325.04	-	-	1(6)	100.0	128,540	151,352
		K&Y Building (Southern Plaza)	4,391.37	4,336.56	17	17	1(24)	98.8	103,225	88,430
		Harajuku F.F. Building	3,068.36	3,068.36	-	-	1(3)	100.0	115,341	169,313
		KDX Hamacho Building	3,048.54	2,661.80	-	-	1(5)	87.3	22,553	140,221
		FIK Minami Aoyama	1,823.64	1,823.64	-	-	1(5)	100.0	83,184	106,075
		KDX Funabashi Building	3,875.45	3,562.03	-	-	1(17)	91.9	33,787	131,646
		Kanda Kihara Building	1,945.55	1,945.55	-	-	1(9)	100.0	68,100	137,604
		NNK Building	2,105.18	2,105.18	-	-	1(1)	100.0	71,633	107,575
		Koishikawa Yoshida Building	1,594.18	1,594.18	-	-	1(5)	100.0	36,673	44,169
	Other Regional Areas	Portus Center Building	11,520.47	11,520.47	-	-	1(35)	100.0	318,177	432,468
		Hakata-Ekimae Dai-2 Building	3,691.63	3,570.65	-	-	1(38)	96.7	80,637	82,017
	Total of 15 Office Buildings		58,960.11	57,340.38	21	21	15(189)	97.3	1,772,844	2,661,290
Residential Properties	Tokyo Metropolitan Area	Storia Sirokane	3,617.32	3,344.28	46	40	1(42)	92.5	103,890	82,828
		Tre di Casa Minami Aoyama	1,680.79	1,680.79	18	18	1(20)	100.0	74,813	61,979
		Court Mejiro	2,046.79	1,741.99	20	17	1(16)	85.1	44,726	17,348
		Apartments Motoazabu	1,350.74	1,311.32	22	21	1(21)	97.1	39,291	13,716
		Apartments Wakamatsu-Kawada	1,607.43	1,572.81	33	32	1(31)	97.8	39,813	12,581
		Court Nihonbashi-Hakozaki	1,537.38	1,449.18	60	57	1(53)	94.3	41,843	11,720
		Side Denenchofu	2,359.44	2,228.36	36	34	1(29)	94.4	37,977	12,704
		S-court Yokohama-Kannai II	1,602.28	1,602.28	72	72	1(70)	100.0	36,835	11,858
		Court Motoasakusa	1,314.91	1,082.60	44	37	1(37)	82.3	31,062	8,839
		Storia Todoroki	1,434.86	1,434.86	29	29	1(29)	100.00	28,049	8,059
		Bloom Omotesando	705.30	600.61	6	5	1(5)	85.2	26,850	14,300
		Clair Court Rokakouen	1,621.06	1,621.06	29	29	1(29)	100.0	30,173	9,504
		Human Heim Okachimachi	1,329.79	1,329.79	50	50	1(9)	100.0	29,266	4,080
		Court Shinbashi	939.60	894.50	35	33	1(3)	95.2	26,644	9,418
		Court Suitengu	933.03	885.77	37	36	1(35)	94.9	22,107	6,832
	Other	Venus Hibarigaoka	12,829.64	10,614.04	159	132	1(56)	82.7	49,141	24,685

	Regional Areas	Abreast Hara	1,436.33	1,436.33	36	36	1(37)	100.0	22,943	20,502
		Abreast Hirabari	1,701.68	1,659.39	34	33	1(29)	97.5	20,151	8,698
Total of 18 Residential Properties			40,048.37	36489.96	766	711	18(551)	91.1	705,582	339,653
Retail Properties	Tokyo Metropolitan Area	Jinnan-zaka Frame	4,670.87	4,670.87	-	-	11(11)	100.0	331,768	404,067
		Yoyogi M Building	1,189.30	1,035.60	-	-	1(9)	87.1	61,593	123,336
Total of 2 Retail Properties			5,860.17	5,706.47	-	-	12(20)	97.4	393,361	527,403
Total of 35 Properties			104,868.65	99,536.81	787	732	45(760) (Note 9)	94.9	2,871,789	3,528,347

Occupancy Ratio over the Past Five Years	
October 31, 2005	96.6%
April 30, 2006	94.9%

Notes:

1. Total leasable floor area refers to the leasable floor area for each Property including the building (aggregate total of the leasable floor area of each building in the case of more than one building), excluding land (including land for one-story parking) identified in lease agreements or construction completion plans.
2. Total leased floor area refers to the area identified in lease agreements with end tenants or sub-lease agreements.
3. The total number of leasable residential units and the number of leased residential units refers to the portion of the building used for residential purposes.
4. The total number of leased residential units refers to the number of residential units among leasable residential units for which lease agreements with end tenants or sub-lease agreements are singed.
5. The number "1" in the Total Number of End Tenants column indicates that a master lease agreement has been signed for the property. The figure in parenthesis shows the actual number of end tenants.
6. The occupancy ratio is calculated by dividing leased floor area by total leasable floor area. Figures are rounded to the nearest first decimal place.
7. Total real estate business rental revenues refers to the total amount of revenues generated during the fiscal period under review from real estate rental operations including leasing revenues, common charges and parking revenues rounded down to the nearest thousand yen.
8. Guarantee and security deposits refers to the balance of security deposits held (including net security deposits in the case of discount) and the balance of guarantee deposits rounded down to the nearest thousand yen.
9. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties.

D. Information concerning major real estate properties

Information concerning major real estate properties is provided in the following table. Major real estate properties refer to properties with real estate business rental revenues exceeding 10% of total real estate business rental revenues.

	Jinnan-zaka Frame	Portus Center Building
Total Leasable Floor Area	4,670.87 m²	11,520.47 m²
Total Leased Floor Area	4,670.87 m²	11,520.47 m²
Number of End Tenants	11	35
Real Estate Business Rental Revenues	¥331,768 thousands	¥318,177 thousands
Occupancy Ratio over the Past 5 Years		
As of October 31, 2005	100.0%	100.0%
As of April 30, 2006	100.0%	100.0%

E. Information concerning major tenants

Major tenant: Master lease company

Major tenants of entrusted real estate, annual rent and total leased floor area on a major tenant basis are provided in the following table. Major tenants refer to tenants that have contracted for leased floor area exceeding 10% of the total leased floor area for the entire investment portfolio. The Investment Corporation has executed a master lease agreement with master lease company Kenedix Advisors Co., Ltd. for all properties excluding Jinnan-zaka Frame as of April 30, 2006.

(As of April 30, 2006)

Tenant	Kenedix Advisors Co., Ltd.
Properties	34 properties, which comprise the entire investment portfolio excluding Jinnan-zaka Frame
Type of Lease	Master lease (pass-through type)
Annual Rent	Pass through from the end tenant
Total Leased Floor Area	100,197.78 m²
Contract Term	Commencement date: Date of master lease agreement execution for each property Termination date: August 1, 2015
Contract Renewal Method	The master lease agreement can be extended on mutual agreement between the trustee and Kenedix Advisors Co., Ltd. The master lease agreement can be changed and revised subject to written confirmation from the trustee, Kenedix Advisors Co., Ltd. and the trust beneficiary interest holder (the Investment Corporation).
Other Special Considerations	(a) The Investment Corporation has executed a Memorandum of Understanding concerning concomitant obligation assumption with Kenedix Advisors Co., Ltd. Under the memorandum, the Investment Corporation agrees to incur the obligation to refund guarantee and security deposits received from end tenants in connection master lease agreement properties in conjunction with Kenedix Advisors Co., Ltd. In compensation for the aforementioned undertaking, Kenedix Advisors Co., Ltd. provides to the Investment Corporation an amount equivalent to the balance of guarantee and security deposits. (b) Total leased floor area data above include areas under sublease from Kenedix Advisors Co., Ltd. for which end-tenant consent has not been received.

(b) Reference: Major end tenants

(As of April 30, 2006)

	Name of End Tenant	Property Name	Leased Floor Area	Percentage of Total Leased Floor Area (Note)
1	Five Foxes Co., Ltd.	Harajuku F.F. Building Jinnan-zaka Frame	3,804.22 m²	3.8%
2	Hokkaido Electric Power Co., Inc.	Venus Hibarigaoka	3,090.96 m²	3.1%
3	Mito Securities Co., Ltd.	Nihonbashi 313 Building	2,362.26 m²	2.4%
4	Libera Corporation Co., Ltd.	Venus Hibarigaoka	2,251.92 m²	2.3%
5	Daiichi Pure Chemicals Co., Ltd.	Nihonbashi 313 Building	2,199.09 m²	2.2%
Subtotal			13,708.45 m²	13.8%
Portfolio Total			99,536.81 m²	100.0%

Note: Percentage of total leased floor area refers to the floor space leased to each end tenant as a proportion of total leased floor space. Figures are rounded to the nearest first decimal place.

(3) Related Companies of the Investment Corporation (P2 1. Overview of Related Companies of the Investment Corporation Reference Material)

① Structure of the Investment Corporation



Administrative Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd.
②
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director: Taisuke Miyajima
Supervisory Director: Kimio Kodama
Supervisory Director: Shiro Toba
Accounting Auditor (Note 1)
Ernst & Young ShinNihon
Lender (Note 2)
The Chuo Mitsui Trust and Banking Co., Limited
Sumitomo Mitsui Banking Corporation
Aozora Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Norinchukin Bank
Resona Bank, Ltd.
The Chiba Bank, Ltd.
Trasfer Agent
The Chuo Mitsui Trust and Banking
③
⑤
①
④
Information and Property Providers
(Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
⑤
Asset Management Company
Administrative Agent for Directors'
Kenedix REIT Management, Inc.
Underwriter
(Note 3)

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ New Investment Unit Underwriting Agreement (Note)
⑤ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Notes:

1. In accordance with the revision of the Investment Trust Law on May 1, 2006, the accounting auditor is now recognized as a corporate institution of the Investment Corporation.
2. The Investment Corporation undertook debt financing from the Development Bank of Japan and seven other sources on May 1, 2006. Please refer to page 7 of this document for details.
3. On April 19, 2006, the Board of Directors ratified the signing of New Investment Unit Underwriting Agreements and International Purchase Agreement with the underwriters listed below. The Investment Corporation has also appointed these underwrites as administrative agents defined under the Investment Trust Law. Payment by the underwriters in connection with the offering of new investment units was completed on May 1, 2006. As a result, all commissioning procedures in connection with the aforementioned public offering have been completed as of the date of this document.

   Domestic underwriters: Nomura Securities Co., Ltd.; UBS Securities Japan Ltd.; Daiwa Securities SMBC Co., Ltd.; Nikko Citigroup Limited; Mizuho Securities Co., Ltd.; Mitsubishi UFJ Securities Co., Ltd; and Mito Securities Co., Ltd.

   Overseas underwriters: UBS Limited, Nomura International PLC, Deutsche Bank Aktiengesellschaft

② Name, Role and Business Activity Overview of the Investment Corporation and Related Parties

Role	Name	Business Activities
Investment Corporation	Kenedix Realty Investment Corporation	Pursuant to its Articles of Incorporation, the Investment Corporation shall invest the funds procured from investors through public offerings of investment units primarily in real estate and securities backed by real estate.
Asset Management Company Administrative Agent for Directors' Meeting	Kenedix REIT Management, Inc.	The Asset Management Company entered into an Asset Management Agreement with the Investment Corporation on May 6, 2005. As an asset management company defined under the Investment Trust Law, the Asset Management Company shall provide asset management services pursuant to the agreement, the Articles of Incorporation of the Investment Corporation and investment policies outlined therein and Article 198.1 of the Investment Trust Law. The services provided by the Asset Management Company include the following: (1) matter relating to the management of investment assets, (2) matter relating to the procurement of funds by the Investment Corporation, (3) submitting of reports to the Investment Corporation, and (4) matters relating to items (1) through (3) that will be requested by the Investment Corporation from time to time (including attendance at the Investment Corporation's Board of Directors meetings for the purpose of presenting reports). In addition, the Asset Management Company executed an Operating Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Article 111.4 of the Investment Trust Law, the Operating Agent shall undertake the following duties on behalf of the Investment Corporation pursuant to the Operating Agency Agreement: (1) certain administrative duties relating to the Investment Corporation's Board of Directors, (2) administration in connection with the general meeting of unitholders (excluding administration in connection with the issue of investment units and matter relating to the unitholders' register that are conducted by the Administrative Agent), and (3) matters relating to items (1) through (2) that will be requested by the Investment Corporation from time to time.
Administrative Agent and Asset Custodian	Mizuho Trust & Banking Co., Ltd.	Mizuho Trust & Banking Co., Ltd. executed an Administrative Agency Agreement and an Asset Custodian Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 111.5 and 111.6 of the Investment Trust Law, the Administrative Agent shall undertake the following duties on behalf of the Investment Corporation: (1) administration of accounting matters, (2) preparation of accounting records and financial statements, and (3) administration of tax payments. In addition, pursuant to the Asset Custodian Agreement, the Asset Custodian, as defined under Article 208.1 of the Investment Trust Law, shall provide services including custody of the Investment Corporation's assets and related matters.
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd.	The Chuo Mitsui Trust & Banking Co., Ltd. executed a Transfer Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 111.2, 111.3 and 111.6 of the Investment Trust Law (excluding administrative matters relating to investment corporation bonds), the Trasfer Agent shall undertake the following duties on behalf of the Investment Corporation: (1) preparation of the register of unitholders and related administrative matters, (2) administration relating to the issue of investment unit certificates, (3) payment of distributions to unitholders, and (4) administrative duties relating to the service of convocation and proxy notices for the exercise of voting rights and related matters.

Other Related Parties

Role	Name	Business Activities
Information and Property Providers (Support-Line Companies)	Kenedix, Inc. Kenedix Advisors Co., Ltd.	Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd ("Support-Line Memorandum") with the Investment Corporation and the Asset Management Company on May 31, 2005. For further details, please refer to section (4) Investment

		Policy 2) Growth Strategy C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(4) Investment Policies of the Investment Corporation (P.2 [2. Management Policies and Operating Conditions (1) Management Policies] reference material)

①Basic Investment Strategy

> In principle, the Investment Corporation invests in real estate and specified assets including assets backed by real estate for the purpose of securing stable earnings, sustainable investment asset growth and maximum cash distributions to investors.
>
> To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.
>
> In order to realize its objectives, the Investment Corporation has appointed Kenedix REIT Management, Inc. ("Asset Management Company"), as its asset management company. Kenedix REIT Management is supported by the vision, experience, and human resources of Kenedix, Inc.
>
> Note: Kenedix REIT Management is a wholly owned subsidiary of Kenedix, Inc. For futher details regarding collaborative arrangements with Kenedix, Inc., please refer to "External Growth Strategy" and "Internal Growth Strategy."

Real estate markets are becoming more globalized and real estates securitization advances more emphasis is placed on profitability and transparency in determining prices in real estate transactions. Against this backdrop, the Investment Corporation is recognizing distinct trends in real estate investment markets based on the criteria of property type, area and size. Looking at each property type and the purpose for which real estate is used, factors such as economic and employment trends, population and household dynamics, transportation infrastructure, and consumer savings and expenditure patterns all have an impact on real estate markets for office buildings, residential properties, and retail properties. In terms of location, economic growth among districts, movements in population, and competition among cities and regional areas play an important role in determining supply and demand. Property size is also a key criterion. Business conditions impacting corporate scale and changes in office needs affect the office building market. The aging population combined with the falling birthrate, as well as changes in the nuclear family and household composition play an important role in determining residential property needs. As a result, a number of underlying factors contribute to changes in the supply and demand of properties based on size. Given the aforementioned scenario, the Investment Corporation recognizes the critical need to promptly and accurately grasp trends in real estate investment markets.

Unlike the stock market for publicly listed companies, properties that constitute the real estate market are distinguished by their severalty. If the opportunity to complete a transaction for a particular property is lost, the probability of an identical transaction arising is negligible. Given these circumstances, a timely, constant and accurate flow of information combined with an equally prompt decision-making process is integral to successful real estate investment and minimizing lost opportunities.

In an effort to secure investment asset growth (external growth), the Investment Corporation actively pursues optimal investment opportunities in tune with real estate market trends. To this end, the Investment Corporation strives to match the timely collection of information with a flexible and prompt decision-making process. Leveraging the long-standing expertise of Kenedix, Inc. in the real estate liquidation market, and the competitive advantage of Kenedix, Inc. as an independent real estate management company to utilize a broad information network that encompasses real estate and financial markets, the Investment Corporation collects and analyzes information relating to real estate purchases and sales, tenant needs, as well as surrounding property developments. Based on this unrivalled database, the Investment Corporation is well placed to take full advantage of opportunities as and when they arise.

In connection with investment portfolio composition, the Investment Corporation adopts a three-point investment criteria based on property type, area and size. At the same time, the Investment Corporation strives to select investment properties that ensure optimal balance between risk and return. In specific terms, the Investment Corporation targets an investment portfolio comprised of office buildings of a specified size, residential properties and urban-type retail properties. By geographic location, more than 50% of the portfolio is targeted to comprise office

buildings located in the Tokyo Metropolitan Area, with residential properties in areas with high population growth potential, and retail properties in flourishing commercial districts. Each proposed investment is further subject to due diligence based on strict and precise investment standards.

Based on the aforementioned investment policies, criteria and standards, the Investment Corporation endeavors to build a diversified investment portfolio named "KENEDIX Selection."

The Investment Corporation has appointed Kenedix REIT Management, Inc., as its asset management company. The Asset Management Company is further guided by the vision of Kenedix, Inc., a company specializing in investment management, and accordingly strives to provide investor-oriented management services. As a member of the Kenedix, Inc. Group, Kenedix REIT Management, Inc., is staffed by former executives and employees of the parent company, working in unison to develop the real estate investment trust market in Japan and to open investment opportunities to an increasing number of investors. In its efforts to acquire and manage investment properties, and to procure funds, the Investment Corporation will utilize the diverse experience and specialist knowledge in real estate and finance markets of the Asset Management Company's executive and staff.

With the aim of ensuring continuous and stable investment portfolio growth, the Investment Corporation will also pursue collaboration with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in the following three areas: (1) establishing a property acquisition support-line; (2) promoting property acquisition by utilizing Kenedix' warehousing function, and; (3) developing a system and structure to utilize property management services.

The Investment Corporation is committed to pursue investor-oriented activities and fulfilling its responsibility for relevant and timely information disclosure. To this end, the Investment Corporation will strictly adhere to accepted standards in compliance, governance and risk management.



Shared vision,experience, and human resources
KENEDIX
Kenedix REIT Management, Inc.
(Asset Management Company)
Extensive information network
— Trends and Timing —
+
— Three-point investment criteria —
(Type, Area and Size)
KENEDIX
Kenedix Realty Investment Corporation
— A diversified asset portfolio —
(KENEDIX Selection)
Stable earnings
Sustainable investment asset growth
Real Estate Investment Trust Market
(Broad investor base)

② Growth Strategies of the Investment Corporation

A. Investment Property Acquisition Methods (External Growth)

The Investment Corporation strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a Multi-Pipeline information source and flow.

<Multi-Pipeline>



Real Estate Market
Financial Institutions
Corporate Sector
Construction Companies/ Property Developers
Investment Funds
Kenedix, Inc. / Kenedix Advisors Co., Ltd.
Brokerage
Warehousing
Development Projects
Private Funds
Pension Funds (Note)
Original Network of the Asset Management Company
Multi-Pipeline
KENEDIX
Kenedix REIT Management, Inc.
Asset Management
KENEDIX
Kenedix Realty Investment Corporation
Kenedix Realty Investment maintains the following framework in its efforts to acquire investment properties:
Original network of the Asset Management Company
The support line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
The warehousing function provided by Kenedix, Inc.

Note: Pension Funds refer to the real estate investment funds from pension plans and managed by Kenedix Advisors Co., Ltd.

(1) Original network of the Asset Management Company

The Investment Corporation appointed an asset management company that is guided by the corporate philosophy of Kenedix, Inc. to manage its investment assets. The Asset Management Company is comprised of specialists of various fields that were active in the front-line of real estate as well as finance activities, real estate appraisal, securities analysis, and a variety of related activities.

The Investment Corporation is supported by its Asset Management Company, which offers quality expertise across a diverse range of fields, a broad independent network encompassing the real estate and financial markets, and an extensive proprietary information database. Based on this support, the Investment Corporation is working toward concrete external investment portfolio growth.

(2) The warehousing function provided by Kenedix, Inc.

In accordance with the Support-Line Memorandum, the Asset Management Company, on behalf of the Investment Corporation, may request Kenedix, Inc. to purchase and temporarily hold an investment property owned by a third party. Accordingly, under "first priority" arrangements, the Investment Corporation may retain a preferential position in the acquisition of an investment property despite an immediate lack of funding or for properties that fail to completely comply with the Investment Corporation's investment criteria.

(3) The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

The Investment Corporation and its Asset Management Company executed a "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." with Kenedix, Inc. and its subsidiary company, Kenedix Advisors Co., Ltd., on May 31, 2005. Pursuant to the Support-Line Memorandum, the Asset Management Company shall have first priority or second priority after Kenedix Advisors Co., Ltd. in the event of handling properties for sale by Kenedix, Inc. or Kenedix Advisors Co., Ltd. are offered for sale,

Transactions with Kenedix, Inc. and its subsidiary companies fall under the definition of "interested-party transactions" as defined under the Investment Corporation's internal rules and regulations. Recognizing the aforementioned, the Investment Corporation and its Asset Management Company shall work to ensure independent management, compliance and consistency with corporate governance systems. For further details for "Interested-party transactions", please refer to "⑪Related-Party Transaction Restriction B.Related-Party Transaction rules" that follows.

B. Method of Investment Property Operational Management (Internal Growth Strategy)

(a) Maintain Stable Revenue

The Investment Corporation shall work toward improving the occupancy ratio of its investment properties and increasing revenues through the implementation of the following measures:

i. Deliver quality services that accurately reflect the characteristics of each investment property and the attributes of tenants, and maintain close relationships with tenants with the aim of increasing tenant satisfaction

ii. Undertake flexible leasing activities that promptly match shifts in tenant trends and fluctuations in the leasing market

iii. Formulate and implement a systematic capital expenditure plan for each investment property that encompasses long-term repairs, maintenance and renovation in order to maximize competitive advantage including asset value

(b) Reduce Management and Operating Costs

The Investment Corporation shall periodically review its property management standards to ensure that they remain relevant and appropriate. The Investment Corporation will maintain a balance between initiatives that aim to sustain or increase revenues with its efforts to maximize earnings through reducing expenses, including overhead and operating cost.

(c) Secure Efficiency through Scale Merits and Centralized Property Management

Guided by its investment policies, the Investment Corporation shall fully utilize the leasing management and operating expertise of property management companies. The Investment Corporation shall ensure organized, efficient and economical operations through the delegation of activities to property management companies. Overall internal controls and supervision shall be the responsibility of the Asset Management Company. In addition to these measures, and with the aim of maximizing real estate earnings, property management activities and compensation shall be linked to real estate operating revenues. A percentage shall be applied to gross revenue as well as revenues after operating expenses. In this manner, property management activities shall maintain a strict focus on the Investment Corporation's profits.

The appointment of a property management company was made after balancing the merits of a variety of factors, including each candidate's experience and capabilities in real estate management, asset acquisition track record, information network and relationship with related companies. Of critical importance is the ability of the candidate company to complete its property management responsibilities from the perspective of the Investment Corporation. The Investment Corporation has delegated overall property management operations to Kenedix Advisors Co., Ltd., a company well versed in property management, tenant trends, and the specific characteristics of the majority of those properties acquired by the Investment Corporation. In addition, the Investment Corporation, as

lessor, shall in principle work toward executing a master lease agreement with Kenedix Advisors Co., Ltd., as the property management company. Quality leasing management is expected to enhance tenant satisfaction and increase investment property values.

Property Management Companies are selected based on a comprehensive assessment of a variety of factors including each potential candidate's experience and capabilities in real estate operations and management, network with other related companies and the ability to pursue operations and management from the Investment Corporation's perspective. As of the date of this report, the Investment Corporation had appointed Kenedix Advisors Co., Ltd. as its sole property management company. In addition, as lessor of the investment portfolio, the Investment Corporation entered into a master-lease agreement with Kenedix Advisors Co., Ltd. for the entire investment portfolio excluding Jinnan-zaka Frame with the aim of fostering a closer relationship with tenants through quality operations and management, and to preserve and enhance property values. Please refer to C. "The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd." that follows.

C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(a) Kenedix, Inc. and Kenedix Advisors Co., Ltd.: company profiles and summary of business results

i. Kenedix, Inc.: Company Profile

Kenedix, Inc. is an association that specializes in real estate investment, consulting and management services. Kenedix, Inc. was quick to recognize changing trends in real estate investment markets such as the separation of real estate ownership and management, the rapid growth in securitization and real estate liquidation. As a pioneer in its field, Kenedix, Inc. has earned the confidence of institutional investors in Japan and overseas as well as pension funds and boasts a leading position within its industry including the balance of investment trust assets. The company is also actively engaged in the sale of managed assets (please refer to iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results; The Balance of Asset Management Trust Assets held by Kenedix, Inc. and Kenedix Advisors Co., Ltd., and; Accumulated Asset Management Trust Assets Sold by Kenedix, Inc., that follows). The company primarily targets investment in office buildings, in addition to residential, retail and logistics properties.

With significant expertise in real estate and real estate finance, Kenedix, Inc. is active in three core areas comprising the real estate investment advisory business (asset acquisition, brokerage and consulting), the asset management business (real estate management, maintaining and increasing corporate value), and the note investment management business (investment in debt securities backed by real estate and loan recovery).

Kenedix, Inc. Segment Information (Consolidated Operating Revenues and Employees) (Note 1)

Business Segment	Operating Revenues (Thousands of Yen) January 1, 2005 to December 31, 2005	Number of Employees (Note 3)
Real Estate Investment Advisory	8,189,702	11
Asset Management	4,512,973	59
Note Investment Management	1,255,846	33
Corporate (Common) (Note 2)	—	12
Total	13,958,522	115

Notes:

1. Consolidated subsidiaries of the Kenedix, Inc. Group include Pacific Servicing & Asset Management Co., Ltd., Kenedix Advisors Co., Ltd., Kenedix REIT Management, Inc., Kenedix Development Corporation and 18 other companies. The company's accounting term ends on December 31 each year.
2. Employees that cannot readily be classified as belonging to a specific segment and effectively perform an administrative function are recorded in the Corporate classification.
3. The number of employees is as of December 31, 2005, and includes personnel seconded to the company.

Kenedix, Inc. is also active in the development of investment real estate (please refer to iii. Kenedix, Inc. and Kenedix Advisors

Co., Ltd. Management Results; and Kenedix, Inc. Investment Real Estate Development Initiatives that follows).

<History of Kenedix, Inc.>

Date	Details
Apr. 1995	Kennedy-Wilson Japan Co., Ltd.. established
Feb. 1999	First company in Japan to arrange real estate non-recourse loans, full-fledged entry into the asset management market
Jul. 2001	Real estate investment fund established in collaboration with a major life insurance company
Feb. 2002	Listed on the NASDAQ Japan market of the Osaka Securities Exchange
Aug. 2002	Development activities commenced
Nov. 2003	Real estate investment fund established with a pension fund
Dec. 2003	Listed on the Second Section of the Tokyo Stock Exchange
Dec. 2004	Listed on the First Section of the Tokyo Stock Exchange
May 2005	Renamed to Kenedix, Inc.
Oct. 2005	Development Project Department established

ii. Kenedix Advisors Co., Ltd.: Company Profile

Kenedix Advisors Co., Ltd. was established on November 28, 2003 and is primarily engaged in the operation and management of pension funds. The company was renamed from KW Pension Fund Advisors Co., Ltd. on May 1, 2005. Kenedix Advisors Co., Ltd. is a wholly owned subsidiary of Kenedix, Inc. and is active across three broad business activities comprising the operation and management of pension funds, business management and real estate investment trust (REIT) management, which entails property management on behalf of the Investment Corporation..

iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results


Asset Under Management ("AUM") held by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
AUM (Hundred Millions of Yen)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
190
684
837
1,058
2,403
3,856
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Office
Residential
Retail
Logistics
Other

Source: Kenedix, Inc., as of December 31, 2005

Note: Includes properties (¥30,100 million) owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties (¥76,800 million) owned by the Investment Corporation


Accumulated Amount of Assets Sold by Kenedix, Inc.
Accumulated Assets Sold (Hundred Millions of Yen)
1,400
1,200
1,000
800
600
400
200
0
0
162
503
622
1,027
1,196
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

Source: Kenedix, Inc., as of December 31, 2005

Note: The accumulated sales amounts in the above graph do not include the amount of asset management trust assets sold to Japan Logistics Fund, Inc. and the Investment Corporation


Development of Kenedix, Inc.'s Investment Properties
Development Size (Hundred Millions of Yen)
600
500
400
300
200
100
0
43
63
264
543
Dec-03
Dec-04
Dec-05
Dec-06
Development Size

Source: Kenedix, Inc.

Notes:

1. Business scope is reported as a lump sum in full in the year of development completion based on the real estate development proposal acquisition price or the scheduled acquisition price.
2. The figure of business scope for the 2006 year-end above is an estimate made as of January 31, 2006.

Kenedix, Inc. and Kenedix Advisors Co., Ltd.
Pension Fund Establishment Results

Fund	Property Details	Established
1	Office Buildings, Residential Properties	Nov. 2003
2	Office Buildings	Nov. 2003
3	Office Buildings, Residential Properties	Apr. 2004
4	Residential Properties, Office Buildings	Sep. 2004
5	Residential Properties, Office Buildings	Mar. 2005
6	Residential Properties, Office Buildings	Jul. 2005
7	Residential Properties, Office Buildings	Aug. 2005

Source: Kenedix, Inc. as of February 28, 2006

Note: On August 1, 2005, the Investment Corporation acquired assets relating to Funds No.'s 1 and 3. The plan is to aqure all the properties held in Fund No 2 on May 1, 2006.

(b) Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

The Investment Corporation, Asset Management Company, Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." on May 31, 2005, relating to the provision of information and methods and procedures in connection with the purchase and sale of real estate defined as real estate, trust beneficiary interests in real estate, securities backed by real estate and equity in tokumei-kumiai supported by real estate.

<Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.>



KENEDIX
Kenedix
Information of property dispositions by third parties
Properties for proprietary investment
Properties of Private Funds
Warehousing
Exclusive offer
Exclusive offer to sell
KENEDIX
Kenedix Advisors Co., Ltd.
Properties of Pension Funds
First priority for offer
Second priority for information
Second priority for offer to sell
Information provided no later than third parties
KENEDIX
Kenedix REIT Management
Asset management
KENEDIX
Kenedix Realty Investment Corporation

i. Support from Kenedix, Inc. in the Provision of Investment Properties

(i) Property Information Acquired by Kenedix, Inc.

When Kenedix, Inc. receives information regarding any property available for sale (hereafter "property information") either held or managed by a party other than the parties to the Memorandum of Understanding, which, in its reasonable opinion, meets the investment criteria of the Investment Corporation, Kenedix, Inc. has agreed to provide property information, which, in its reasonable opinion, meets the investment criteria of Pension Funds, to Kenedix Advisors Co., Ltd., and to provide property information, which, in its reasonable opinion, is difficult to sell to a Pension Fund, to the Asset Management Company.

In addition, when property information that Kenedix, Inc. receives does not, in its reasonable opinion, meet the investment criteria of Pension Funds, Kenedix, Inc. has agreed to provide such property information to the Asset Management Company.

Furthermore, in accordance with the aforementioned, and in connection with property information provided to the Asset Management Company or Kenedix Advisors Co., Ltd., until Kenedix, Inc. becomes capable of reasonably determining that it is difficult to sell property identified in property information to the Investment Corporation or to a Pension Fund, Kenedix, Inc. agrees neither to provide such information to third parties nor to acquire the property identified in property information for itself (excluding cases of warehousing outlined in item [ii] below).

(ii) Disposal of Kenedix, Inc. Property

In the event that Kenedix, Inc. disposes of a property that (a) it owns, (b) is owned by one of its subsidiaries, or (c) owned by a fund fully financed by Kenedix, Inc. or one of its subsidiaries (a "Kenedix Property"), and, in its reasonable opinion, meets the Investment Corporation's investment criteria, with regard to an aforementioned property that meets the investment criteria of a Pension Fund, Kenedix, Inc., has agreed to grant Kenedix Advisors Co., Ltd. preferential negotiating rights for such property. Kenedix Inc. will grant the Asset Management Company preferential negotiating rights for a Kenedix Property which, in its reasonable opinion, meets the Investment Corporation's investment criteria and (i) does not meet the investment criteria of any Pension Funds, or (ii) no Pension Fund has agreed to purchase during the period for its preferential negotiating rights.

For the duration of the negotiations, no sales approaches will be made to parties other than the Asset Management Company. In the event that Kenedix, Inc. and the Asset Management Company do not reach an agreement for sale and purchase of such property during the negotiation period, Kenedix, Inc. may offer such property to a third party upon giving notice to the Asset Management Company and Kenedix Advisors Co., Ltd. However, if the terms proposed by such third party are no more favorable to Kenedix, Inc. than those proposed by Kenedix Advisors Co., Ltd. or the Asset Management Company, Kenedix, Inc. has agreed to reconfirm the Asset Management Company's intent to purchase.

(iii) Sale and Purchase of Property Owned by Kenedix Private Placement Funds

In the event that Kenedix, Inc. disposes of a property that is owned by a real estate investment fund for which it serves as Asset Management Company (excluding any fund referred to in the immediately preceding paragraph) and, in its reasonable opinion, meets the investment criteria of a Pension Fund or the Investment Corporation, Kenedix, Inc. will provide information on such property to Kenedix Advisors Co., Ltd. and the Asset Management Company no later than such time as Kenedix, Inc. provides such information to third parties.

ii. Acquisition of Property through the Warehousing Function Offered by Kenedix, Inc.

The Asset Management Company may request Kenedix, Inc. to purchase and hold a property owned by a third party, with a view to reselling it to the Investment Corporation. In the event that Kenedix, Inc. receives such a request from the Asset Management Company, this will be examined in detail.

In the event that Kenedix, Inc. has accepted such a request, Kenedix, Inc. will purchase the property directly or indirectly through its subsidiaries.

In the event of Kenedix, Inc. purchasing the property, the Asset Management Company is granted a first option to purchase such property for one year following the acquisition, and Kenedix, Inc. may not offer such property to any party other than the Asset Management Company during such period.

iii. Support from Kenedix Advisors Co., Ltd. in the Provision of Investment Properties

(i) Property Information Acquired by Kenedix Advisors Co., Ltd.

When Kenedix Advisors Co., Ltd. receives information regarding any available property which, in its reasonable opinion, does not meet the investment criteria of any Pension Funds but meets the Investment Corporation's investment criteria, Kenedix Advisors Co., Ltd. agrees to preferentially provide information on such property to the Asset Management Company.

In the event that Kenedix Advisors Co., Ltd. provides the Asset Management Company with information, until such time that Kenedix Advisors Co., Ltd. reasonably determines that it is difficult to sell such property to the Investment Corporation, Kenedix Advisors Co., Ltd. has agreed not to provide such property information to parties other than the Asset Management Company.

(ii) Preferential Negotiating Rights for Property Owned by Pension Funds

In the event that Kenedix Advisors Co., Ltd. disposes of a property which is owned by a Pension Fund, Kenedix Inc. has agreed, upon the request of Kenedix Advisors Co., Ltd., to find, negotiate a sale with, and arrange for the delivery of the property to a buyer. If Kenedix Advisors Co., Ltd. reasonably determines that such property meets the Investment Corporation's investment criteria, it has agreed to grant the Asset Management Company preferential negotiating rights for such property.

For the duration of the negotiations, no sales approaches will be made to third parties other than the Asset Management Company. In the event that Kenedix Advisors Co., Ltd. and the Asset Management Company do not reach an agreement for the sale and purchase of the property during the negotiation period, Kenedix Advisors Co., Ltd. may offer such property to a third party upon giving notice to the Asset Management Company. However, if the terms proposed by such third party are no more favorable to Kenedix Advisors Co., Ltd. than those proposed by the Asset Management Company, Kenedix Advisors Co., Ltd. has agreed to reconfirm the Asset Management Company's intent to purchase.

iv. In the case of items [1] or [3] above, in the event the provision of information or a sale of property is prohibited by contracts or agreements that Kenedix, Inc. or Kenedix Advisors Co., Ltd. have entered into, or by applicable laws and regulations, neither company will engage in such prohibited actions, including preferential offers. With regard to meeting investment criteria and prospects of sale, this will be reasonably assessed on a case-by-case basis.

The Memorandum of Understanding has a term of 3 years, which is automatically renewed for successive 1-year periods unless any of the parties notifies the other parties of its intent to terminate the Memorandum of Understanding at least 90 days prior to the expiration of the term. Based on the Memorandum of Understanding, in the event that the Investment Corporation acquires such property, there are cases whereby brokerage fees will be payable to Kenedix, Inc. for having acted as intermediary.

(c) Appointment of Property Management to Kenedix Advisors Co., Ltd.

The Investment Corporation builds a management system that ensures tenant satisfaction and the maintenance and improvement of property value. Having recognized their property management capabilities and experience, and their past record of planned asset acquisition, the Investment Corporation is delegating all property management duties to Kenedix Advisors Co., Ltd. Kenedix Advisors Co., Ltd. has sufficient understanding of the Investment Corporation's operational structure. Furthermore, Kenedix Advisors Co., Ltd. aims to maintain and improve tenant satisfaction and property value through continuous participation in property management duties and by providing high-quality services based on their experience and know-how.

Kenedix Advisors Co., Ltd. has established a department (REIT Operations Department) to oversee property management for the Investment Corporation. It is equipped to manage each property according to its own qualities. Furthermore, without disclosing specific tenant information, this department shares general experience and know-how regarding leasing company evaluations, improving occupancy ratios, cost reduction, and asset maintenance with the team responsible for managing the Pension Fund (Investment Management Group).

The Investment Corporation has identified the following benefits of centralizing property management to Kenedix Advisors Co., Ltd.

i. Kenedix, Inc. subsidiary, Kenedix Advisors Co., Ltd. is a management company with practical experience in investor asset management. By appointing to a company that shares the same principles and standards of value and judgment as the Investment Corporation, the Investment Corporation can look forward to high-quality property management services.

ii. Centralizing property management specifications and procedures makes it possible to respond quickly to tenant needs and provide building management companies with precise instructions.

iii. One entity responsible for all property management results in negotiation leverage, which means cost reductions in the area of building management.

iv. By designating Kenedix Advisors Co., Ltd. as the master lease company as well as the property management company, the Investment Corporation can ensure tenant-oriented management of leased space and work to maintain and increase property value.

v. With Kenedix Advisors Co., Ltd. as the master lease company, it will be possible to reduce real estate trust commissions and efficiently manage tenant deposits.

The Asset Management Company will conduct regular evaluations and inspections of Kenedix Advisors Co., Ltd.'s property management operations and compensation levels. The Asset Management Company retains the right to replace Kenedix Advisors Co., Ltd. and its service subcontractors. Property management fees are based not only on property revenue, but also on property sales revenue after deducting expenses (see Note). Such a system will encourage the company to manage property with an eye to securing profits for the Investment Corporation, and further promote mutual growth and development.

Note: Property management fees paid to Kenedix Advisors Co., Ltd. is determined as follows.

(1) Leasing Management Fees: Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%

(2) Management Transfer Fees: Set based on the property purchase price or sale price, as shown in the table below

Property (Trust Beneficiary Interest) Price	Management Transfer Fees (At the time of Purchase and Sale)
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million

(3) Construction supervision fees: Set based on the construction price, as shown in the table below.

Construction price	Construction Supervision Fees
Less than ¥1 million	None
¥1 million and more, and less than ¥5 million	5% of construction price
¥5 million and more, and less than ¥10 million	¥250,000 + 4% of the amount of construction price that exceeds ¥5 million
¥10 million and more, and less than ¥100 million	¥450,000 + 3% of the amount of construction price that exceeds ¥10 million
¥100 million or more	Negotiated on a case by case basis

③ Portfolio Development Policy

The Investment Corporation strives to develop the following investment portfolio based on the [①Basic Investment Strategy] above. In principle, a portfolio development policy is formulated by the Asset Management Company as of April 30 each year. The policy takes into account general economic conditions, real estate market conditions, interest rate trends, population shifts, and other factors, with the aim of realizing the Investment Corporation's basic investment strategy. In the event of a significant change in economic, real estate market or other conditions, the portfolio development policy is reviewed and amended as and when considered appropriate by the Asset Management Company.

A. Type

Taking into consideration the following and other factors, the Investment Corporation shall invest primarily in office buildings, residential properties, retail properties and other properties.

(a) Real estate market liquidity and scale

(b) The degree of real estate market information

(c) Prudent diversification based on the type of use

(d) Prudent diversification based on a broad tenant base (companies, individuals and diverse institutions and entities)

Investment ratio targets by type of asset use:

Type of Use			Investment Raito Target (Note)
Classification	Office Buildings	Office buildings for leasing purposes as their principal use	More than 50%
	Residential Properties	Residential properties for leasing purposes as their principal use	More than 20%
	Retail Properties	Central urban-type retail properties located in highly flourishing districts	Less than 30%
	Other	Amusement parks, business hotels, parking, educational, medical, and health care-related facilities, low-lying leasehold land and other	

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

Retail properties are primarily central urban-type properties located in highly flourishing districts. Other assets include amusement

parks, business hotels, parking, schools, medical, nursing and health-care facilities, as well as low-lying leasehold land and other diversified assets.

Logistics and warehousing facilities, golf courses, and entertainment facilities regulated under Article 2, Paragraph 5 of the Law Regulating Adult Entertainment Businesses (Law No. 122 of 1948 as amended) are excluded from investment criteria.

B. Area

The Investment Corporation shall invest primarily in real estate located in the Tokyo Metropolitan Area, which comprises Japan's major economy and densely populated cities including Tokyo, Kanagawa, Saitama, and Chiba prefectures. A portion of the Investment Corporation's investment portfolio is also located in Other Regional Areas (primarily government-designated cities or major regional-hub cities) in the aim of ensuring further portfolio diversification and minimizing risks relating to the change in economic and real estate market conditions, earthquakes, typhoons and other natural disasters, and uneven population distribution among regions.

Investment ratio targets by asset location:

Area			Investment Ratio Target (Note)
Classification	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama, and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

C. Size

Taking into consideration the following and other factors, the Investment Corporation shall endeavor to invest in diversified assets based on investment property size.

(a)Real estate market liquidity

(b)Prudent diversification based on the real estate size

(c)Prudent diversification based on a broad tenant base (type of industry, numbers of employee, family composition, and other)

(d)Investment efficacy in operational management

Parameters relating to investment asset size are as follows:

Classification		Acquisition Price
Minimum Investment	Office Buildings, Retail Properties, Other	More than 1.0 billion yen per investment
	Residential Properties	More than 0.5 billion yen per investment
Maximum Investment		Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition

Notwithstanding the aforementioned criteria and targets, the Investment Corporation shall invest in investment properties as follows:

- In the event the Investment Corporation shall invest in a number of properties on a package basis, the acquisition price for an individual asset may fall below the prescribed minimum investment amount.
- In the event acquisition terms and conditions fall within the Investment Corporation's portfolio development policy, the Investment Corporation may invest in an individual asset with an acquisition price below the prescribed minimum investment amount, where the appraisal value exceeds the prescribed minimum investment amount.

D. Investment Term

In principle, investment assets shall be acquired for the medium- to long-term and shall not be acquired for the purpose of short-term

sale. Short-term is defined as a period of less than 1 year, medium-term as a period of 1 to 5 years, and long-term as a period of more than 5 years.

However, the Investment Corporation shall consider the sale of an investment asset in the event of any of the following conditions:

(a) Sale of an investment asset is deemed by the Investment Corporation to benefit the overall development of the investment portfolio on a strategic medium- to long-term basis

(b) A purchaser offers to purchase an investment asset at a price that exceeds the average market price, thereby contributing to the Investment Corporation's profitability

(c) The value of an investment asset and its earnings potential significantly deteriorates due to marked changes in economic conditions or a natural disasters, and recovery is deemed negligible

④ Individual investment criteria

<table>
<tr><td>Site</td><td colspan="2">The investment judgment is made based on regional and individual analysis specific to type, area, and size.</td></tr>
<tr><td rowspan="3">Building Size</td><td colspan="2">As a rule, properties that meet the following criteria. However, when multiple investment properties are to be acquired at once, said properties may be acquired even if some of the properties do not meet these criteria.</td></tr>
<tr><td>Office Buildings,
Retail Properties, Other</td><td>・Floor area 1,000 m^2 or larger
・Area of standard floor 150 m^2 or larger
Typical floor refers to the 2nd floor or higher, that is typical of most floors in the building.</td></tr>
<tr><td>Residential Properties</td><td>・Single type (mainly single-person housing)
Floor area per unit is 20 m^2 or more but less than 30 m^2, 20 units or more per building.
・Compact type (mainly housing for high-income singles and couples without children)
Floor area per unit is 30 m^2 or more, 15 units or more per building.
・Family type (mainly housing for families of 3 or more)
Floor area per unit is 60 m^2 or more, 15 units or more per building.
・Prestige type (mainly housing for high-income families and corporate executives)
Typical floor area refers to 100 m^2 or more, and 5 units or more per building.</td></tr>
<tr><td rowspan="4">Properties / Specifications</td><td colspan="2">The following categories apply to properties determined to be at or above standard levels for its location, or that can be renovated to achieve that level or above.</td></tr>
<tr><td>Office Buildings</td><td>・Floor height, ceiling height
・Lease unit configuration, floor can be subdivided
・Floor configuration, floor weight limits ・OA compliant
・Air conditioning ・Electricity capacity, power
・Fire prevention ・Security
・Shared facilities (hot water, toilets, elevators, parking lot)</td></tr>
<tr><td>Residential Properties</td><td>・ Floor plan ・Ceiling height
・ Bath and toilet ・Kitchen
・Air conditioning ・Intercom
・Security ・Management office
・Shared facilities (elevators, hallways, parking lot, bicycle storage, dumpsters)</td></tr>
<tr><td>Retail Properties</td><td>・Floor height, ceiling height ・Floor configuration
・Electricity, water, gas capacity
・Versatility and adaptability of facilities</td></tr>
<tr><td>Compliance</td><td colspan="2">Buildings in compliance with the Urban Planning Law, Building Standards Law and other relevant laws and codes (and existing buildings exempt from said laws). However, properties not in compliance with the relevant laws, but which can be corrected after acquisition may be considered.</td></tr>
<tr><td>Construction</td><td colspan="2">Steel-reinforced concrete, reinforced concrete, and steel frame structures.</td></tr>
<tr><td>Earthquake Resistance</td><td colspan="2">Properties with earthquake resistance conforming to the New Earthquake Resistance Standards (Note 1) with an individual PML value (Note 2) of less than 20%, and after acquisition a total portfolio PML value of less than 10%.
However, nonconforming properties may still be considered if:
(1) They are economically viable investments even after insuring against earthquakes.
(2) They can be retrofitted to meet the above criteria.</td></tr>
<tr><td>Environment /
Ground Quality</td><td colspan="2">Properties for which an engineering report, land history survey, etc. have been prepared by experts, establishing that there is no possibility of the existence of harmful substances or, where such substances exist, they have been stored or processed appropriately in accordance with all applicable laws, and for which it has been determined through an inspection by the Asset Management Company that there is little chance of</td></tr>
</table>

	interference with operations.
Tenants	(1) Investment decisions will be made based on considering attributes, credit, type of work, purpose of use, lease agreement terms, and the possibility of replacing tenants. (2) As a rule, rent revenue (including common area expenses, parking and storage use fees, the total amount for tenants occupying multiple units) from any specific tenant shall not exceed 15% of portfolio total rent revenues (based on April and October lease amounts). However, if it is determined based on consideration of the tenant's credit and possibility of replacing the tenant that, despite exceeding the above limit, such tenants will have a positive effect on portfolio stability, such properties may be set as investment targets.

Rights	As a rule, properties for which it is possible to acquire independent property rights for the entire property, including the land. However, other properties as described in (1) through (6) below may be considered after inspection as noted. (1) Common ownership ・To ensure property can be managed without restriction, ownership of shared properties must as a rule exceed 50%. Decisions are made based on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics. ・To ensure freedom to dispose the property, the existence and particulars of preemption clauses and transfer restrictions in agreements between owners will be examined. ・To secure stable profits, the attributes and creditworthiness of other owners will be examined and then applicable measures (including but not limited to the execution of an agreement not to partition common areas, registration fulfillment, or rules regarding common use of land) established. (2) Compartmentalized ownership and their lots ・To ensure property can be managed without restriction, voting rights for compartmentally owned buildings must exceed 50%. Decisions are made on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics. ・To ensure freedom in the disposal of the property, the existence and particulars of preemption clauses and transfer restrictions outlined in agreements between owners will be examined. ・To secure stable profits, the administrative performance of the management association (reserves, debt ratio, insurance coverage, etc.) will be examined and any needed action (including but not limited to an increase in reserves within the Investment Corporation, common area insurance separate from that purchased by the management association, or land rights registration) undertaken. (3) Leased buildings ・As a rule, leaseholds in accordance with the former Land Lease Law (Act No. 49 of 1921) or the Land and Housing Lease Law (Act No. 90 of 1991) may be considered. ・A decision is made after researching the party that holds the rights to the land and after having considered the effect that land price revisions, lease renewal fees, reconstruction approval fees, and sale approval fees will have on profitability. (4) Leased land (limited proprietary land rights) ・As a rule, only land with a term leasehold as described in Article 22 of the Land and Housing Lease Law or a business term leasehold as described in Article 24 of the same law may be considered. ・Decision is made based on careful consideration of the attributes and rent burden capacity of the leaseholder and comprehensive projections of profitability at the end of the lease agreement period. (5) Boundaries ・For properties where the boundaries with an adjacent property are yet to be determined, the owner of the adjacent land as well as attributes and history of the property, the condition of the area, and the effect these will have on property profitability and the stability of rights may be considered. (6) Easements and encroachments ・For properties where third-party rights including domain of use and easements have been established, a decision is made after having examined the particulars and verifying the other party, and considering the effect they may have on property profitability and the stability of rights. ・For properties where there are encroachments to or from an adjacent property, a decision is made based on verifying the encroachment as well as the owner, history, presence of any agreements, and considering the effect they may have on property profitability and the stability of rights. (7) Others ・As a rule, for house leases, properties other than those attached to properties as defined in the previous paragraphs are not considered. ・As a rule, properties with a mortgage or other collateral rights are not considered. When investigating possible investment property, the presence of collateral rights and whether said rights can be cancelled at the time of purchase will be confirmed.

Development Properties	• As a rule, properties already producing stable revenue from leases or similar sources, or properties projected to produce such revenue may be considered. • Regarding properties being developed or constructed by a third party, investment prior to completion of construction may be considered if, based on the lease market, lease reservation agreements, there is sufficient possibility of securing tenants after construction and minimal risk after the completion and transfer. • The Investment Corporation may not acquire land and invest in projects in which it would develop or build.
Direct Investment or Trust Beneficiary Interest	When acquiring investment properties, determining whether to acquire as a direct investment or as a trust beneficiary interest following the establishment of a trust account is based on considering together the intent of the current owner, logistical costs at the time of acquisition, and post-acquisition management costs.

Notes:

1. "New Earthquake Resistance Standards" are standards enacted in accordance with revisions to the Building Standards Law enacted in 1981 (Law No. 144 of April 24, 1981). It established new rules for reinforcement ratios for RC pillars (0.2% or higher), switched from the horizontal seismic coefficient to the story shear coefficient, and established new rules for secondary designs related to earthquake resistance estimates. The result was a significant increase in earthquake resistance levels.
2. "PML (Probable Maximum Loss) value" refers to the probable ratio of maximum loss sustained as the result of an earthquake. The PML values are divided into those for specific properties and those for portfolios. There is no strict standard PML value, but in this agreement, PML value indicates the level of damage that would be sustained by a property if a large-scale earthquake (major earthquake that occurs once every 475 years = a 10% chance of occurring in a 50 year period) occurs during the projected usage period (50 years = usable life of buildings in general) expressed as a ratio (%) against the replacement costs and project recovery expenses.

When acquiring investment properties, due diligence, including profitability, market and legal surveys and appraisals is performed. To ensure expertise, objectivity, and transparency, surveys and appraisals should be delegated to an independent external firm with no conflict of interests.

⑤ Management Policies

A. Estabilishing a Management Plan

The Asset Management Company shall draft an "annual business plan" for each business period of the Investment Corporation and use this plan to conduct planned asset management. The annual operating plan shall take into account the revenue plans for each investment property and be drafted based on the revenue plans for the entire portfolio and of the Investment Corporation. Prior to the start of each business period, this plan shall be examined and voted on by the Compliance Committee and the Management Committee before being sent to the Board of Directors for final approval.

The Asset Management Company shall verify the revenue performance of each investment property and the entire portfolio. If major discrepancies between monthly or term revenue projections and actual figures are found, or it is determined that the annual business plan must be reevaluated, a revised business plan shall be drafted immediately.

If the acquisition or sale of investment properties, or fluctuations in the market environment causes a major effect on investment properties or the portfolio, the operating plan shall be revised or reevaluated immediately.

B. Management Monitoring

The Asset Management Company shall use the above "annual business plan" as the basis for monitoring the operations and management activity of the property management company from various standpoints including investment property leasing management, building management, and the status of renovations and repairs.

The Asset Management Company shall conduct regular meetings with the property management company to report on operations in the areas listed below and to discuss ways to ensure the implementation and maintenance of management practices in line with the plan.

- Revenue through the previous month compared to projections
- Rent revenue and occupancy ratio compared to projections

- Trends among existing tenants
  (Rent collection and delinquencies, requests and claims from tenants and response status, trends in lease agreement renewals and cancellations)
- Trends in lease market in surrounding areas
- Status of leasing new tenant
  (Sources of potential tenants, leasing conditions, vacancy periods)
- Status of building management
  (Maintenance of structure and facilities, implementation of mandatory regular inspections)
- Repair construction status and comparison with budget
- Future repair requirements and plans for large-scale renovation
- Evaluation of policies to improve profitability and reduce operating costs
- Others: matters the Asset Management Company deems necessary for discussion

C. Evaluation of Property Management Company

The Asset Management Company shall conduct regular (as a rule, each business period) evaluations and assessments of the property management company's performance in the following areas. These results shall be used as the basis for changes to the specifics of their duties, indication of areas requiring improvement and, if necessary, a change in property management companies.

- Success in implementing and contributing to the business plan
- Ability to build relations with current tenants and respond to complaints
- Status of new tenant recruitment
- Ability to evaluate perspective tenants
- Investment property management status and ability to propose improvements
- Ability to draft plans for repairs and renovations and the ability to supervise construction
- Accuracy of execution of duties, problem response capabilities, and ability to create reports
- Property management compensation level
- Internal systems and financial status

⑥ Insurance Coverage Policies

A. Property and casualty insurance

To avoid the risk of loss due to fire and accidents and liability claims from third parties due to lost revenue, physical injury, or property damage, investment properties shall be covered by insurance (fire, liability, loss of profit, etc.) according to need.

B. Earthquake Insurance

If the PML value of an individual investment property exceeds 20%, or if the addition of a specific investment property will cause the total portfolio PML value to exceed 10%, earthquake insurance shall be obtained after an overall review of the effect of a disaster compared to the cost of earthquake insurance premiums.

C. Insurance Rating of the Underwriting Insurance Company

The insurance rating of the underwriting insurance company at the time of enrollment shall be Moody's Investors Services, Inc. rating of A3 or higher or a Standard & Poor's rating of A- or higher.

D. Selection of an Insurance Company

Evaluate several companies through their insurance agent office to select the appropriate company.

⑦ Maintenance and Repairs and Capital Expenditure Policy

A. With the goal of securing long-term and stable profits, a repair plan that will effectively maintain and improve the investment property's competitiveness shall be created for each investment property and used as the basis for performing repairs and facilities investments.

B. As a rule, maintenance and repairs and capital expenditure should be implemented within the depreciation for each property. However, for high-cost expenditures deemed necessary in the plan and for emergency high-cost expenditures, repairs and facilities investments that exceed amortization costs may be conducted to the extent necessary.

C. Repairs to common areas should be evaluated and implemented quickly to minimize inconvenience to the tenants.

D. If earthquake resistance retrofitting becomes necessary, it shall evaluate and conduct retrofitting construction while minimizing

inconvenience to tenants.

⑧ Sales Policy

Whether or not to sell an investment property shall be determined after giving consideration to the current state of property profitability, future revenue projections based on market trends, and increases/decreases in asset value, and how important it is to have said property remaining in the portfolio.

When selling an investment property, evaluate methods to ensure the highest price including auction, using a major real estate firm, and using a dedicated broker. Further, investigate the attributes and purpose of purchase of the prospective buyer to avoid unforeseen problems.

⑨ Financial Policies

A. Basic Financial Guidelines

With the goal of securing stable profits for the Investment Corporation and the sustained growth of managed assets, it shall propose and implement a planned yet flexible financial strategy based on the following basic financial guidelines.

(a) Acquisitions : To ensure reserves for acquisition of properties, capital expenditure, distribution payments, Investment Corporation operating expenses, and debt repayment (including deposit reimbursements, dept repayment and investment corporation bonds redemptions), it shall conduct acquisitions that effectively combine stable long-term with dynamic short-term capital.

(b) Management : Conduct asset management that focuses on capital stability, liquidity, and efficiency.

B. Capital Acquisition: Equity

When considering issuing additional investment units, debts against total assets (Note) and the percentage against the total amount of investment corporation bonds (interest-bearing debt ratio), investment property acquisition period, and dilution of share value shall be considered.

Note: Total assets refer to the amount recorded under Assets on balance sheets for the most recent period and is used to estimate the interest-bearing debt ratio. Property and equipment is determined by adding the difference between the appraisal value and the term-end ledger amount to the term-end ledger amount for property and equipment.

C. Capital Acquisition: Debt

(a) Capital debt is conducted based on the following guidelines.

- To reduce interest rate fluctuation risk, maintain balance between long-term and short-term debt, and fixed and floating interest rates.
- To reduce refinancing risks (capital reacquisition risks), disperse repayment periods and lenders.
- Lenders shall be limited to institutional investors eligible according to the rules in Item (3)-1 of Article 2 of the Securities and Exchange Law.
- When selecting lenders, multiple institutions regarding loan period, interest, the need for collateral, fees and other terms will be negotiated and market norms and use this information to conduct effective capital acquisition will be compared.
- With a goal of flexibly acquiring necessary capital, agreements for revolving lines of credit, commitment line agreements, and agreements that pre-establish credit lines or allow for debt as necessary will be considered.

(b) Investment corporation bonds shall be issued as appropriate with the goal of acquiring long-term and stable capital as well as diversifying capital sources.

(c) As a rule, debt acquisition and repayment shall be based on the following policies.

- Borrowing for the purpose of additional acquisition of properties requires flexible responsiveness and thus capital acquisition required for additional acquisitions shall be through short-term debt.
- Short-term debt acquired during additional acquisition of properties shall be refinanced as long-term debt based on fixed interest rates or as investment corporation bonds as appropriate in order to create a stable, low-cost capital acquisition structure, while taking the financial environment into account.
- As a rule, debt shall be limited to unsecured debt, but in some cases, managed assets may be offered as collateral.

(d) Debt and the amount of investment corporation bonds issue shall each be limited to 1 trillion yen and the total of the two may not exceed 1 trillion yen.

(e) Investments in futures and derivatives (Enforcement Regulation for the Investment Trust Law (Law No. 480 of 2000 and all subsequent revisions) (hereafter the "Investment Trust Enforcement Law"), Article 3, No. 13 & No. 14) shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Company's debts or other risk.

(f) As a rule, the interest-bearing debt ratio shall be less than 60%.
However, this ratio may exceed 60% temporarily as a result of acquisition of property.

D. Capital Management

(a) Surplus capital returning to the Investment Corporation (amounts in the Investment Corporation's fixed accounts and in real estate trust accounts) shall be deposited in non-interesting bearing regular savings accounts (regular deposit accounts that insure full deposit amounts in accordance with the deposit insurance system) or into a regular saving deposit account at a bank with Moody's Investors Services, Inc. short-term bond rating of P-2 or higher.

(b) Surplus capital, as a rule, may be used for expenditures in the following cases. Although regulations state that surplus capital may be invested in marketable securities and monetary bonds provided, there is emphasis on stability and convertibility for the immediate future we will not investment in marketable securities or monetary bonds for operational purposes.

- Acquisition of investment properties and facilities investments
- Operating capital for the Investment Corporation
- Payment of distribution
- Repayment of debts (including deposit reimbursements, repayment of debts, and investment company bond redemptions)

(c) Investment futures and derivatives shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Corporation's debts or other risk.

(d) The depositing and management of deposits collected during the leasing of an investment property shall be handled as in (a) above. However, when the stable reimbursement of deposited amounts can be secured through the accumulation of historical data or use of a commitment line, said deposits also may be handled as in (b) above, if it will lead to more efficient management of capital.

⑩ Information Disclosure Guidelines

A. The Investment Corporation endeavors to disclose information on its asset management activities as quickly and accurately as possible for its investors to gain an understanding of its investments.

B. In addition to the disclosure of information content in compliance with the Investment Trust Law, the Securities and Exchange Law, regulations of the Tokyo Stock Exchange and the Investment Trusts Association, Japan, the Investment Corporation will, as promptly as possible, disclose important and useful information to investors, other than that of a confidential nature.

C. In order to ensure transparency in its transactions with related parties, transactions involving related parties will be disclosed. Please refer to "Related-Party Transaction Restrictions, (B) Related-party Transaction Rules."

⑪ Related-Party Transaction Restriction

A. Rules with a Basis in Law

(a) Restrictions on Transactions with a Conflict of Interest
In keeping with enacted laws, the undertaking of certain related-party transactions is prohibited by the Asset Management Company (the Investment Trust Law, Article 34-3, Clause 2, the Enforcement Order of the Investment Trust Law, Article 21, and the Enforcement Regulations of the Investment Trust Law, Article 53).

(b) Delivery of Documents in the Event of Conflict of Interest Concerns
In the event that there are concerns of a conflict of interest in carrying out a transaction, the Investment Corporation is required to issue documents in respect of the aforementioned transaction in which is recorded the Investment Corporation's servicing of assets, pursuant to the Investment Trust Law (Article 34-6, Clause 2).

(c) Restrictions on Asset Management
In accordance with the Investment Trust Law, Articles 195 and 193, and the Enforcement Order of the Investment Trust Law, Articles 95 through 97, the Investment Corporation shall, in principle, not engage in certain transactions with any of the following (1) the Executive Director or Supervisory Directors of the Investment Corporation, (2) the Asset Management Company, (3) any relatives of executive directors or supervisory directors of the Asset Management Company, and (4) directors and corporate auditors, positions of similar status and employees of the Asset Management Company. Restricted transactions include the following.

i. Acquisition or transfer of securities

ii. Exchange of securities

iii. Acquisition or transfer of real estate

iv. Real estate lease

v. Transactions involving specific assets other than those undertaken privately to develop land for housing or property construction. (The Asset Management Company permits the buying and selling of property or land for housing development, as well as its acting as an agent in such transactions.)

B. Related-party Transaction rules

Over and above conducting asset management-related business, the Asset Management Company establishes the rules governing transactions with related parties, as outlined below.

(a) Compliance with the Law

The Asset Management Company, acting between related parties, must not engage in unnecessary business that would have a negative impact on the Investment Corporation's profits. In the event that it has dealings with a related party, the Asset Management Company will comply with the clauses concerning dealings with related parties contained within the Investment Trust Law, the Enforcement Order of the Investment Trust Law, the Enforcement Regulations of the Investment Trust Law and the Related-party Transaction rules.

(b) Related Parties

A related party is defined as follows:

i. A related party as defined under the Investment Trust Law and the Enforcement Order of the Investment Trust Law

ii. Shareholders or directors of shareholders that own 20% or more of the Asset Management Company's shares, or subsidiaries of the Asset Management Company

iii. Special Purpose Companies (SPC) in which parties defined in i. or ii. above have majority ownership, investments in tokumei-kumiai or preferential equity participation

iv. Entities that consign asset management operations to parties falling into categories i. or ii

(c) Related-party Transactions

The transactions governed by related party transaction rules are provided below. Those that meet verification terms and conditions over and above legal and regulatory criteria, and present no financial drawbacks for the Investment Corporation when compared with normal transactions of a similar nature, undergo rigorous checks carried out by the Compliance Committee.

i. Acquisition of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, these will not be acquired for more than an appraisal value determined by an independent appraiser. In the event that a related party incurs costs in order to form a Special Purpose Company for the purpose of transferring such property as mentioned above to the Investment Corporation, the Investment Corporation may acquire such property for the appraisal value plus the aforementioned costs.

(ii) In the event of other special assets being acquired from a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to acquire special assets from a related party based on (i) and (ii) above, this will be disclosed without delay.

ii. Transfer of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, it will not be transferred for less than the appraisal value determined by an independent appraiser.

(ii) In the event of other special assets being transferred to a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to transfer special assets to a related party based on (i) and (ii) above, this will be disclosed without delay.

iii. Real Estate Leaseholds

(i) In the event of leasing property to a related party, the market value, market rate for the area, will be examined, as well as an independent third party's written opinion referred to, as it must be leased under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to lease property to a related party based on (i) above, this will be disclosed without delay.

iv. Consigning of Intermediary Business Buying, Selling or Leasing of Real Estate

(i) In the event of consigning to related parties the intermediary of the acquisition or sale of specified assets, remuneration shall be within a range stipulated by relevant real estate and building industry laws and shall be determined following consideration of the amount of the sales price, the degree of difficulty of the operations and other factors.

(ii) In the event of consigning to related parties the intermediary of the leasing of specified assets, remuneration shall be less than an amount stipulated by relevant real estate and building industry laws and shall be determined following consideration of the rent level, the degree of difficulty of the operations and other factors.

(iii) In the event that a decision is made to carry out a commission for a related party based on (i) and (ii) above, this will be disclosed without delay.

v. Consigning of Real Estate Property Management Business

(i) In the event of consigning of real estate property management business for a related party, their past performance, company credit rating will be examined and the commission fees decided, taking into account the market standing, content and overall extent of the services offered.

(ii) With regard to acquired properties, in the event that a related party is already active in the real estate property management business, the post-acquisition management of the real estate will be awarded to the aforementioned related party, but the commission fees will be decided based on (i) above.

(iii) In the event that a decision is made to consign real estate property management business as defined in (i) or (ii) above to related parties, this will be disclosed without delay

vi. Construction Work Orders

(i) In the event of placing an order for construction work for a related party over and above obtaining and comparing estimates from third parties, orders for construction work will be placed under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to place an order for construction work for a related party based on (i) above, this will be disclosed at a time separate to that of the construction work.

(d) Procedures when dealing with related parties

In the event of business being conducted with related parties, in accordance with internal rules and regulations and as per the details of the transaction, the following procedures will be adhered to:

(i) If no points are deemed to be at issue from the Compliance Officer's assessment, a proposal will be submitted to the Compliance Committee.

(ii) If authorization is granted after deliberation by the Compliance Committee, the proposal will be further deliberated by the Asset Management Committee before being recommended for authorization. The Compliance Officer will then report on the findings of the Compliance Committee to the Asset Management Committee.

(iii) Should approval be granted at the Asset Management Committee, the decision will be made to submit the proposal to a full Board of Directors meeting for deliberation. The Compliance Officer will then report on the findings of the Compliance Committee at the full board of directors meeting.

(e) Reporting to the Investment Corporation

In the event the Investment Corporation engages in the purchase and sale of specified assets and other transactions stipulated under the Enforcement Order of the Investment Trust Law with the Asset Management Company or directors of the Asset Management Company, other investment corporations to which the Asset Management Company provides asset management services, investment funds managed by the Asset Management Company and other related parties under instruction of the Asset Management Company, a written report relating to the aforementioned transactions pursuant to the Investment Trust Law and the Enforcement Regulations of the Investment Trust Law shall be provided to the Investment Corporation, other investment corporations to which the Asset Management Company provides asset management services and other entities stipulated under the Enforcement Order of the Investment Trust Law.

【Reference】 **Earnings Performance for the Individual Properties for the 2nd Fiscal Period (November 1, 2005 to April 30, 2006): 181days** ※As of April 30, 2006

	Type	Office Buildings														
	Location	Tokyo Metropolitan Area													Other Regional Areas	
	Property Name	Belles Modes Building	Nihonbashi 313 Building	Sogo Hirakawacho Building	Higashi-Kayabacho Yuraku Building	Noir Hatchobori	K&Y Building (Southern Plaza)	Harajuku F.F. Building	KDX Hamacho Building	FIK Minami Aoyama	KDX Funabashi Building	Kanda Kihara Building	NNK Building	Koishikawa Yoshida Building	Portus Center Building	Hakata Ekimae Dai-2 Building
	Acquisition Date	November 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	March 16, 2006	August 1, 2005	March 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	September 21, 2005	August 1, 2005
Property Information	Acquisition price (¥ Millions)	5,950	5,940	5,180	4,450	3,680	2,533	2,450	2,300	2,270	2,252	1,950	1,610	704	5,570	1,430
	Percentage of total portfolio	7.3%	7.3%	6.4%	5.5%	4.5%	3.1%	3.0%	2.8%	2.8%	2.8%	2.4%	2.0%	0.9%	6.8%	1.8%
	Net book value (¥ Millions)	5,960	6,267	5,228	4,502	3,687	2,538	2,492	2,393	2,314	2,338	1,944	1,637	712	5,646	1,480
	Appraisal value at the end of year (¥ Millions)	6,040	6,000	5,230	4,720	3,690	2,590	2,500	2,380	2,590	2,270	1,950	1,700	762	5,590	1,490
	Percentage of total appraisal value	7.2%	7.1%	6.2%	5.6%	4.4%	3.1%	3.0%	2.8%	3.1%	2.7%	2.3%	2.0%	0.9%	6.6%	1.8%
	Total of end tenants	7	7	21	6	6	24	3	5	5	17	9	1	5	35	38
	Leasable floor area (m²)	3,816.35	5,901.12	4,440.06	4,413.17	3,325.04	4,391.37	3,068.36	3,048.54	1,823.64	3,875.45	1,945.55	2,105.18	1,594.18	11,520.47	3,691.63
	Leased floor area (m²)	3,072.57	5,901.12	4,440.06	4,413.17	3,325.04	4,336.56	3,068.36	2,661.80	1,823.64	3,562.03	1,945.55	2,105.18	1,594.18	11,520.47	3,570.65
	Occupancy ratio															
	As of April 30, 2006	80.5%	100.0%	100.0%	100.0%	100.0%	98.8%	100.0%	87.3%	100.0%	91.9%	100.0%	100.0%	100.0%	100.0%	96.7%
	As of January 31, 2006	57.7%	100.0%	100.0%	100.0%	100.0%	95.3%	100.0%	-	100.0%	-	100.0%	100.0%	100.0%	100.0%	93.2%
	As of October 31, 2005	-	100.0%	100.0%	86.5%	93.1%	95.3%	100.0%	-	100.0%	-	100.0%	100.0%	100.0%	100.0%	88.0%
	As of July 31, 2005	-	100.0%	96.0%	100.0%	93.1%	96.5%	100.0%	-	100.0%	-	100.0%	100.0%	100.0%	-	88.0%
Income and Retained Earnings Information for the 2nd Fiscal P	Operating periods	181days	181days	181days	181days	181days	181days	181days	46days	181days	61days	181days	181days	181days	181days	181days
	①Rental and other operating revenues (¥ Thousands)	118,359	238,666	186,476	167,487	128,540	103,225	115,341	22,553	83,184	33,787	68,100	71,633	36,673	318,177	80,637
	Rental revenues	95,861	219,143	160,953	149,734	112,592	89,495	104,546	19,907	77,875	28,803	63,569	65,694	31,923	264,213	71,131
	Other operating revenues	22,498	19,523	25,522	17,753	15,948	13,729	10,795	2,646	5,308	4,984	4,531	5,938	4,750	53,963	9,505
	②Property-related expenses (¥ Thousands)	26,420	53,845	40,037	31,797	26,148	23,886	22,482	5,581	13,477	8,149	14,269	13,033	11,479	102,262	27,229
	Property management fees	9,819	26,591	19,454	17,638	13,862	11,413	11,413	3,076	6,005	4,362	7,426	6,585	4,205	77,561	14,018
	Taxes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,497
	Utilities	8,407	15,754	10,987	8,650	9,388	6,881	8,094	1,554	4,349	2,558	5,221	3,832	4,071	16,197	5,818
	Repairs and maintenance costs	6,659	8,181	5,913	121	614	3,661	924	196	713	-	903	113	2,569	3,532	2,914
	Insurance	303	451	407	308	270	336	204	57	109	102	121	134	96	3,019	248
	Trust fees and other expenses	1,229	2,866	3,274	5,078	2,012	1,593	1,845	696	2,300	1,125	596	2,367	536	1,950	1,730
	③NOI (=①-②) (¥ Thousands)	91,939	184,821	146,438	135,690	102,392	79,338	92,859	16,971	69,706	25,638	53,830	58,599	25,194	215,914	53,408
	④Depreciation (¥ Thousands)	36,676	29,293	38,373	37,514	36,344	26,947	13,173	11,112	9,941	4,187	15,036	12,721	8,817	105,045	19,412
	⑤Rental operating income (=③-④) (¥ Thousands)	55,263	155,527	108,065	98,175	66,048	52,390	79,685	5,859	59,764	21,450	38,794	45,877	16,376	110,869	33,995
	⑥Capital expenditures (¥ Thousands)	22,373	271,936	5,844	12,820	1,150	4,023	3,852	-	9,919	-	-	5,138	563	7,079	36,907
	⑦NCF (=③-⑥) (¥ Thousands)	69,565	-87,114	140,594	122,869	101,242	75,314	89,006	16,971	59,787	25,638	53,830	53,461	24,631	208,834	16,501
Reference	Expense ratio (=②/①)	22.3%	22.6%	21.5%	19.0%	20.3%	23.1%	19.5%	24.7%	16.2%	24.1%	21.0%	18.2%	31.3%	32.1%	33.8%
	Property tax for the year 2005 (or the year 2006) (¥ Thousands)	30,597	34,566	30,731	19,131	19,156	16,886	15,844	14,584	10,620	16,806	9,260	12,219	7,108	58,819	9,858
	Among② of property management fee (Leasing management fee)(¥ Thousands)	4,297	8,647	6,798	6,187	4,712	3,728	4,248	806	3,120	984	2,488	2,657	1,265	10,899	2,736
	Reference: Percentage of rental and other operating revenues	3.63%	3.62%	3.65%	3.69%	3.67%	3.61%	3.68%	3.57%	3.75%	2.91%	3.65%	3.71%	3.45%	3.43%	3.39%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	117,280	292,110	203,540	157,780	88,490	128,140	123,270	133,950	66,770	173,340	58,870	110,680	43,550	343,420	96,860
	Reference: Amount of yearly avg.	9,773	24,343	16,962	13,148	7,374	10,678	10,273	11,163	5,564	14,445	4,906	9,223	3,629	28,618	8,072

【Reference】

Earnings Performance for the Individual Properties for the 2nd Fiscal Period (November 1, 2005 to April 30, 2006): 181days ※As of April 30, 2006

	Type	Residential Properties														
	Location	Tokyo Metropolitan Area														
	Property Name	Storia Sirokane	Tre di Casa Minami Aoyama	Court Mejiro	Apartments Motoazabu	Apartments Wakamatsu-Kawada	Court Nihonbashi-Hakozaki	Side Denenchofu	S-court Yokohama-Kannai II	Court Motoasakusa	Storia Todoroki	Bloom Omotesando	Clair Court Rokakouen	Human Heim Okachimachi	Court Shinbashi	Court Suitengu
	Acquisition Date	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005	August 1, 2005
Property Information	Acquisition price (¥ Millions)	3,150	2,460	1,250	1,210	1,180	1,130	1,110	945	880	877	875	831	830	748	659
	Percentage of total portfolio	3.9%	3.0%	1.5%	1.5%	1.4%	1.4%	1.4%	1.2%	1.1%	1.1%	1.1%	1.0%	1.0%	0.9%	0.8%
	Net book value (¥ Millions)	3,221	2,509	1,290	1,245	1,219	1,174	1,165	982	917	902	900	861	861	769	685
	Appraisal value at the end of year (¥ Millions)	3,300	2,510	1,170	1,240	1,200	1,190	1,090	968	892	851	925	822	856	758	666
	Percentage of total appraisal value	3.9%	3.0%	1.4%	1.5%	1.4%	1.4%	1.3%	1.2%	1.1%	1.0%	1.1%	1.0%	1.0%	0.9%	0.8%
	Total of end tenants	42	20	16	21	31	53	29	70	37	29	5	29	9	3	35
	Leasable floor area (m²)	3,617.32	1,680.79	2,046.79	1,350.74	1,607.43	1,537.38	2,359.44	1,602.28	1,314.91	1,434.86	705.30	1,621.06	1,329.79	939.60	933.03
	Leased floor area (m²)	3,344.28	1,680.79	1,741.99	1,311.32	1,572.81	1,449.18	2,228.36	1,602.28	1,082.60	1,434.86	600.61	1,621.06	1,329.79	894.50	885.77
	Occupancy ratio															
	As of April 30, 2006	92.5%	100.0%	85.1%	97.1%	97.8%	94.3%	94.4%	100.0%	82.3%	100.0%	85.2%	100.0%	100.0%	95.2%	94.9%
	As of January 31, 2006	92.1%	100.0%	95.2%	97.1%	92.4%	96.7%	94.4%	100.0%	97.5%	96.5%	100.0%	100.0%	96.2%	100.0%	94.9%
	As of October 31, 2005	95.1%	95.3%	100.0%	94.2%	97.8%	91.0%	100.0%	94.7%	100.0%	87.9%	82.8%	100.0%	100.0%	100.0%	89.1%
	As of July 31, 2005	87.3%	77.8%	100.0%	83.3%	94.2%	100.0%	86.1%	94.4%	73.0%	87.9%	82.8%	94.3%	100.0%	100.0%	94.6%
Income and Retained Earnings Information for the 2nd Fiscal P	Operating periods	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days	181days
	①Rental and other operating revenues (¥ Thousands)	103,890	74,813	44,726	39,291	39,813	41,843	37,977	36,835	31,062	28,049	26,850	30,173	29,266	26,644	22,107
	Rental revenues	96,714	71,573	41,438	38,235	34,023	35,856	35,205	33,918	29,357	26,246	25,150	28,298	28,870	26,417	21,075
	Other operating revenues	7,175	3,239	3,288	1,056	5,789	5,986	2,772	2,916	1,705	1,803	1,700	1,875	396	227	1,032
	②Property-related expenses (¥ Thousands)	14,357	11,235	7,324	5,179	7,265	9,857	5,664	8,000	5,067	4,452	2,467	6,822	3,616	4,166	5,055
	Property management fees	8,593	5,040	3,172	3,054	3,376	2,946	2,935	3,364	2,429	2,067	1,585	2,579	2,288	2,116	1,891
	Taxes	-	-	-	-	-	-	-	871	-	-	-	-	-	-	-
	Utilities	1,261	1,690	768	468	364	410	532	720	378	109	39	236	306	250	270
	Repairs and maintenance costs	1,189	538	1,745	230	1,238	1,482	639	672	738	323	295	2,670	60	727	433
	Insurance	254	92	138	83	88	87	100	100	88	62	35	79	78	56	50
	Trust fees and other expenses	3,058	3,873	1,500	1,341	2,196	4,929	1,455	2,270	1,431	1,889	511	1,255	882	1,015	2,410
	③NOI (=①-②) (¥ Thousands)	89,533	63,578	37,402	34,112	32,548	31,986	32,313	28,834	25,995	23,596	24,382	23,351	25,649	22,477	17,052
	④Depreciation (¥ Thousands)	20,656	11,704	11,152	6,583	11,471	15,200	9,403	14,435	9,747	7,098	4,860	6,525	7,414	5,735	8,172
	⑤Rental operating income (=③-④) (¥ Thousands)	68,876	51,873	26,250	27,528	21,076	16,785	22,909	14,398	16,248	16,498	19,521	16,825	18,234	16,741	8,879
	⑥Capital expenditures (¥ Thousands)	−	-	-	871	409	-	17,976	-	-	-	-	5,225	-	354	-
	⑦NCF (=③-⑥) (¥ Thousands)	89,533	63,578	37,402	33,240	32,138	31,986	14,337	28,834	25,995	23,596	24,382	18,125	25,649	22,123	17,052
Reference	Expense ratio (=②/①)	13.8%	15.0%	16.4%	13.2%	18.2%	23.6%	14.9%	21.7%	16.3%	15.9%	9.2%	22.6%	12.4%	15.6%	22.9%
	Property tax for the year 2005 (or the year 2006) (¥ Thousands)	8,254	4,267	6,657	1,639	1,194	2,181	4,261	3,487	1,273	1,059	614	3,788	570	2,452	1,414
	Among② of property management fee (Leasing management fee)(¥ Thousands)	3,947	2,824	1,676	1,498	1,476	1,506	1,434	1,340	1,164	1,053	1,045	1,093	1,120	1,002	799
	Reference- Percentage of rental and other operating revenues	3.80%	3.77%	3.75%	3.81%	3.71%	3.60%	3.78%	3.64%	3.75%	3.75%	3.89%	3.62%	3.83%	3.76%	3.61%
	Long-term repairs, maintenance and renovation															
	Estimated amount of 12 yrs after the acquisition ¥ Thousands)	47,300	22,490	44,180	23,570	27,500	24,630	34,920	26,950	21,643	20,360	7,680	28,340	20,795	23,570	17,620
	Reference: Amount of yearly avg.	3,942	1,874	3,682	1,964	2,292	2,053	2,910	2,246	1,804	1,697	640	2,362	1,733	1,964	1,468

【Reference】 **Earnings Performance for the Individual Properties for the 2nd Fiscal Period (November 1, 2005 to April 30, 2006): 181days** ※As of April 30, 2006

	Type	Residential Properties			Retail Properties		Total of 35 properties
	Location	Other Regional Areas			Tokyo Metropolitan Area		
	Property Name	Venus Hibarigaoka	Abreast Hara	Abreast Hirabari	Jinnan-zaka Frame	Yoyogi M Building	
	Acquisition Date	December 8, 2005	August 1, 2005	August 1, 2005	August 1, 2005	September 30, 2005	
Property Information	Acquisition price (¥ Millions)	1,800	444	407	9,900	2,479	81,434
	Percentage of total portfolio	2.2%	0.5%	0.5%	12.2%	3.0%	100.0%
	Net book value (¥ Millions)	1,941	460	424	10,111	2,644	83,434
	Appraisal value at the end of year (¥ Millions)	1,730	483	447	11,000	2,500	84,100
	Percentage of total appraisal value	2.1%	0.6%	0.5%	13.1%	3.0%	100.0%
	Total of end tenants	56	37	29	11	9	760
	Leasable floor area (m²)	12,829.64	1,436.33	1,701.68	4,670.87	1,189.30	104,868.65
	Leased floor area (m²)	10,614.04	1,436.33	1,659.39	4,670.87	1,035.60	99,536.81
	Occupancy ratio						
	As of April 30, 2006	82.7%	100.0%	97.5%	100.0%	87.1%	94.9%
	As of January 31, 2006	75.4%	95.3%	100.0%	100.0%	87.1%	93.5%
	As of October 31, 2005	-	91.3%	96.9%	100.0%	87.1%	96.6%
	As of July 31, 2005	-	97.8%	100.0%	100.0%	-	-
Income and Retained Earnings Information for the 2nd Fiscal P	Operating periods	144days	181days	181days	181days	181days	173days
	①Rental and other operating revenues (¥ Thousands)	49,141	22,943	20,151	331,768	61,593	2,871,789
	Rental revenues	45,441	20,500	18,481	308,373	54,043	2,574,667
	Other operating revenues	3,699	2,443	1,670	23,395	7,549	297,122
	②Property-related expenses (¥ Thousands)	22,791	6,792	5,420	47,959	11,760	615,358
	Property management fees	10,364	2,710	2,305	21,934	4,219	322,415
	Taxes	4,404	802	751	-	-	9,327
	Utilities	1,854	391	288	19,651	5,123	146,889
	Repairs and maintenance costs	1,291	1,244	738	705	1,132	55,117
	Insurance	480	86	78	326	75	8,621
	Trust fees and other expenses	4,395	1,557	1,258	5,341	1,210	72,987
	③NOI (=①-②) (¥ Thousands)	26,349	16,150	14,730	283,809	49,832	2,256,430
	④Depreciation (¥ Thousands)	16,404	8,103	6,025	51,325	13,572	650,193
	⑤Rental operating income (=③-④) (¥ Thousands)	9,945	8,047	8,705	232,483	36,260	1,606,237
	⑥Capital expenditures (¥ Thousands)	17,706	-	-	2,946	83,355	510,452
	⑦NCF (=③-⑥) (¥ Thousands)	8,643	16,150	14,730	280,863	-33,522	1,745,977
Reference	Expense ratio (=②/①)	46.4%	29.6%	26.9%	14.5%	19.1%	21.4%
	Property tax for the year 2005 (or the year 2006) (¥ Thousands)	17,604	3,207	3,003	12,171	6,054	391,349
	Among② of property management fee (Leasing management fee)(¥ Thousands)	1,541	797	711	12,562	2,274	104,453
	Reference: Percentage of rental and other operating revenues	3.14%	3.47%	3.53%	3.79%	3.69%	3.64%
	Long-term repairs, maintenance and renovation (Estimated amount of 12 yrs after the acquisition ¥ Thousands)	247,200	32,340	30,070	53,890	43,445	2,936,548
	Reference: Amount of yearly avg.	20,600	2,695	2,506	4,491	3,620	244,712

[Reference] Debt Financing

Debt financing on a financial institution basis as of April 30, 2006 are as follows.

Classification	Lender	Drawndown Date	Balance at the End of Previous Period (¥ Millions)	Balance at the End of Period (¥ Millions)	Average Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	August 1, 2005	2,000	2,000	0.397	July 31, 2006	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		500	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 21, 2005	3,000	3,000	0.347	September 20, 2006			
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	Aozora Bank, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	November 1, 2005	-	1,000	0.347	October 31, 2006			
	Sumitomo Mitsui Banking Corporation	March 1, 2006	-	500	0.361	February 28, 2006			
	Sub Total		10,000	11,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd	August 1, 2005	3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	-	1,500	0.769	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	-	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		-	500					
	Aozora Bank, Ltd.	December 8, 2005	-	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		-	500					
	The Chiba Bank, Ltd.	March 1, 2006	-	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		-	500					
	Mitsui Sumitomo Insurance Co., Ltd.		-	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	-	2,500	1.476	March 16, 2009			
	Sub Total		19,000	30,500					
	Total		29,000	42,000					

Notes:

1. The average interest rate are the weighted-average interest rate rounded to the fourth decimal place. The Investment Corporation entered into interest-rate swap transactions with the minimizing the impact of fluctuations in interest rates.
   The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire real estate or trust beneficiary interests in real estate.

KENEDIX

Translation Purpose Only

October 25, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

(Revised) Notice Concerning the Revision of the Semiannual Report
for the Second Fiscal Period Ended April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") revised a part of the Semiannual Report for the second fiscal period ended April 30, 2006.

Revised Part:

p.7 (The underlined portion of the contents: Properties Roster "Additional properties during the 3rd period (26 properties) (as of June 12, 2006)"

【Revised】

Type	Area	Name	Location	Acquisition Price (¥M) (Note 1)	Completion Date (Note 2)	Occupancy Ratio (%) (Note 3)
Total 26 properties				58,033	–	–
Total 59 properties				137,759 (Note 4)	11.1 yrs (Note 5)	90.8 (Note 6)

【Original】

Type	Area	Name	Location	Acquisition Price (¥M) (Note 1)	Completion Date (Note 2)	Occupancy Ratio (%) (Note 3)
Total 26 properties				63,992	–	–
Total 59 properties				137,759 (Note 4)	11.1 yrs (Note 5)	90.8 (Note 6)

KENEDIX

Translation Purpose Only

May 29, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 5-A (Short-Term)	0.5	0.50182% (Note 2) (May 31, 2006 to August 31, 2006)	March 1, 2006	February 28, 2007	Unsecured/ Unguaranteed
Series 5-B (Long-Term)	1.3	0.70182% (Note 3 & 4) (May 31, 2006 to August 31, 2006)	March 1, 2006	February 28, 2009	Unsecured/ Unguaranteed
Series 6 (Long-Term)	2.5	0.70182% (Note 3 & 5) (May 31, 2006 to August 31, 2006)	March 16, 2006	March 16, 2009	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.45%
4. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3 billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.

KENEDIX

Translation Purpose Only

June 5, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	0.73818% (Notes 2 & 3) (June 7, 2006 to September 7, 2006)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:

1. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

This notice is the English translation of the Japanese announcement on our Web site released on June 5, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

June 20, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Kiba Ocean Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the Kiba Ocean Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Kiba Ocean Building
(3)	Acquisition Price	:	¥1,580,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	June 20, 2006
(5)	Scheduled Date of Acquisition	:	June 20, 2006
(6)	Seller	:	Meiwa Industry Co., Ltd. (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	The proceeds from an additional public offering of new investment units ; cash on hand
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Kiba Ocean Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metroporitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property is an office building located one street in from Eitai Dori and approximately two minutes on foot from Kiba Station on the Tokyo Metro Tozai Line. Comprised mainly of office buildings, the general area boasts a peaceful environment with substantial greenery, most notably Kiba Park, a public facility of

approximately 240,000 m^2 operated by the Tokyo Metropolitan Government.

The Monzennakacho-Kiba-Toyocho area along the Tozai Line offers convenient access to the Tokyo city center. Connected by the Tokyo Metro Tozai Line, travel from Kiba Station is a short five minutes to Nihonbashi Station and seven minutes to Otemachi Station. Offering favorable rental rates in comparison with the central business districts, this area is characterized for its stable office building demand.

(2) Building
The Property's external façade is distinguished by its colored aluminum paneling. The area surrounding the first floor entrance, including external areas, entrance and elevator halls, has a granite finish that complements the high quality of the design.

Located next to the Oyoko River, the Property boasts natural light on both sides of the building, despite its narrow shape. Accordingly, individual offices are exceptionally bright. In addition, the ceiling height of 2.6 m, OA floors and individual air conditioning are a measure of the Property's quality specifications.

(3) Tenants
Currently, three of the five floors are occupied. Tenants include a timber company and a manufacturer. The Investment Corporation will make every effort to lease the remaining two floors following acquisition of the Property with the aim of raising the occupancy ratio.

3. Property Details

Property Name		Kiba Ocean Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 30, 2004 to August 1, 2015
Source of Acquisition		Original network of the Asset Management Company (Direct Acquisition)
Current Owner / Acquisition Date		Meiwa Industry Co., Ltd. / March 30, 2005
Previous Owner / Acquisition Date		Yamada Kensetsu / September 30, 2004
Location (Address)		5-12-8 Kiba, Koto-ku, Tokyo
Usage		Office, Parking
Type of Structure		Flat-roofed, reinforced concrete structure; five above-ground floors
Site Area	Land	922.77 m^2
	Building	2,820.64 m^2
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 27, 1992
Architect		Kabushikigaisha Sato Reform Planners
Construction Company		Tokyu Construction Co., Ltd.
Construction Confirmation Authority		Koto-ku, Tokyo
Probable Maximum Loss		9.16% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,580,000,000
Appraisal	Appraisal Value	¥1,590,000,000

	Base Date for Appraisal	May 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		4 (As of May 1, 2006. The same applies below.)
Total Leasable Floor Space		2,450.12 m^2
Total Leased Floor Space		1,398.96 m^2
Occupancy Ratio		57.09%
Monthly Rental Income (Excluding Consumption Tax) (Note)		¥5,496,444
Security and Guarantee Deposit (Note)		¥44,649,390
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		None
Other	Note: Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Meiwa Industry Co., Ltd.
Head Office Address	1-11-8 Onna, Atsugi, Kanagawa
Representative	Mamoru Nagashima, Representative Officer
Capital	¥2,167,000 thousand
Principal Shareholder	KANEKA CORPORATION, TAIYO LIFE INSURANCE COMPANY, Sumitomo Mitsui Banking Corporation, and others
Business Activities	Manufacture of car interiors, real estate
Relationship with the Investment Corporation	None
Special Considerations	None

*As of June 20, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all

transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on June 20, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on June 20, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on June 20, 2006. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the acquisition of the Property.

KENEDIX

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			1,590,000,000
Base Date for Appraisal			May 1, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,630,000,000
	Gross Operating Revenue		115,404,000
		Maximum Gross Operating Revenue	120,835,000
		Shortfall Attributed to Vacancies	5,431,000
	Operating Expenses		22,514,000
		Administrative and Maintenance Expense	11,816,000
		Taxes and Dues	10,398,000
		Other Expenses	300,000
	Net Operating Income (NOI)		92,890,000
	Capital Expenditure		7,154,000
	Gain on Guarantee Deposit Investment (Note)		2,049,000
	Net Cash Flow (NCF)		87,785,000
	Overall Capitalization Rate (NCF)		5.4%
Value Calculated Using the Discounted Cash Flow Method			1,580,000,000
	Discount Rate		5.2%
	Terminal Capitalization Rate		5.6%
Value Calculated Using the Cost Method			886,000,000
	Land		51.58%
	Building		48.42%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 3%

KENEDIX

Reference Material 2

Projected Cash Flow

	Unit: Millions of Yen
A. Projected Operating Revenues	119
B. Projected Operating Expenses (excluding depreciation)	34
C. Projected NOI (A-B)	85

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 95%, based on the current occupancy ratio and future changes of occupancy
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Photographs







Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.2%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.2%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.8%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.7%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.3%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.1%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.6%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.5%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note 2)	3,460	2.4%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.9%	May 1, 2006
		A-21	NTB·M Building	2,690	1.9%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.8%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.8%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.7%	August 1, 2005
		A-15	KDX Hamacho Building (Note 3)	2,300	1.6%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.6%	August 1, 2005
		A-14	KDX Funabashi Building (Note 4)	2,252	1.6%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.3%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.3%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.1%	June 20, 2006
		A-10	Koishikawa Yoshida Building	704	0.5%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.9%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building (Note 5)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building (Note 6)	1,560	1.1%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	1.0%	August 1, 2005
	Total of 26 Office Buildings			79,859	57.3%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.8%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.5%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.2%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.6%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.8%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.8%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005

		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006
		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.2%	December 8, 2005
		B-30	Regalo Ibaraki I & II	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.9%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 31 Residential Properties			43,421	31.1%	–
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	7.1%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.6%	May 1, 2006
	Total of 3 Retail Properties			16,059	11.5%	–
Total of 60 Properties				139,339	100.0%	Portfolio PML 7.17%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "Hamacho Hanacho Building." Plans are in place to change the name of the property to the "KDX Hamacho Building" on October 1, 2007.

(Note 4) The current name of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007.

(Note 5) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 6) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

KENEDIX

Translation Purpose Only

June 30, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Gradito Kawaguchi)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the Gradito Kawaguchi. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Gradito Kawaguchi
(3)	Acquisition Price	:	¥1,038,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	June 30, 2006
(5)	Scheduled Date of Acquisition	:	June 30, 2006
(6)	Seller	:	DAIDO REAL ESTATE INVESTMENT CO., LTD. (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	The proceeds from an additional public offering of new investment units; cash on hand
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Gradito Kawaguchi shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of residential properties in the Tokyo Metropolitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The suburban city of Kawaguchi, which has a population of approximately 500,000 people, is located in the southernmost part of Saitama Prefecture along the Arakawa, the river that separates Saitama from Tokyo. With a history of prosperity derived from the metal castings industry that dates back to the Meiji era of the late 19th and

early 20th centuries, recent large-scale commercial and residential development has centered on the area around Kawaguchi Station. The Property, which is a residential complex with retail shops, is located approximately five minutes on foot from Kawaguchi Station on the Keihin-Tohoku Line. This same station not only provides excellent access to Ueno and Tokyo Stations (Tokyo being 22 minutes by direct express train) and Omiya (20 minutes by direct train), but also offers highly convenient connections with trains bound for Ikebukuro, Shinjuku and Shibuya for passengers transferring from the Keihin-Tohoku Line to the Saikyo Line at nearby Akabane Station. The area in the immediate vicinity of Kawaguchi Station has a department store and large-scale bookshop. Long-term prosperity is expected as a shopping complex (Ario Kawaguchi, Ribon City) has been recently opened in close proximity to the Property, on a site once occupied by Sapporo Breweries Ltd. The shopping complex comprises an Ito-Yokado store, multiplex cinema, fitness center and specialist stores.

(2) Buildings

The 12-story Property comprises a retail property on the first floor, above which are eleven stories that contain a total of 66 dwelling units. Each of the dwellings, which are of the one-room type with a floor area of approximately 22m^2, has facilities such as a security camera, mailbox, utility room with drier, washroom with built-in shower, two-burner gas stove, as well as cable and satellite television and fiber-optic connections. Offering a competitive package for the area, the dwellings are to a standard that perfectly meets consumer needs.

(3) Tenants

By offering excellent access to all parts of metropolitan Tokyo and central Saitama Prefecture, a very high level of convenience, as well as facilities of a superior standard, the Property is expected to generate strong demand from singles that values convenience and therefore close proximity to places of employment. As the first-floor retail unit is highly visible, facing the main street of Hachiken Avenue, it is anticipated to meet a wide variety of needs.

3. Property Details

Property Name		Gradito Kawaguchi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		June 30, 2006 to August 1, 2015
Source of Acquisition		Original network of the Asset Management Company (Direct Acquisition)
Current Owner / Acquisition Date		DAIDO REAL ESTATE INVESTMENT CO., LTD. / November 9, 2004 (Note 1)
Previous Owner / Acquisition Date		Cititrust and Banking Corp. / February 18, 2000 (Note 1)
Location (Address)		3-3-7 Sakaecho, Kawaguchi-shi, Saitama
Usage		Residential complex, Retail Shops
Property Type		Single type
Type of Structure		Flat-roofed, steel reinforced concrete structure; twelve above-ground floors
Site Area	Land	423.94 m^2
	Building	1,705.38 m^2
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 13, 2006
Architect		Kabushikigaisha Fukushi Komuten (Note 2)

Construction Company		Kabushikigaisha Fukushi Komuten
Construction Confirmation Authority		Bureau Veritas Japan Co., Ltd. (Building confirmation) E-house Building Center Corporation (Completion inspection) (Note 2)
Probable Maximum Loss		13.33% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,038,000,000
Appraisal	Appraisal Value	¥1,050,000,000
	Base Date for Appraisal	June 30, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Total Leasable Floor Space		1,619.34m^2 (Including first floor-shop space of 159.86 m^2) (As of June 30, 2006. The same applies below.)
Total Leased Floor Space		1,619.34m^2 (Including first floor-shop space of 159.86 m^2) (Note 3)
Occupancy Ratio		100.00% (Note 3)
Total Leasable Units		67 units (One shop on the first floor included)
Total Leased Units		67 units (One shop on the first floor included) (Note 3)
Monthly Rental Income (Excluding Consumption Tax)		¥4,982,308 (Notes 3, 4)
Security and Guarantee Deposit		¥10,028,100 (Notes 3, 4)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		None
Other	Notes: 1. The property land acquisition date is showned. 2. In addition to undertaking its usual due diligence with regard to the Property prior to acquisition, the Investment Corporation requested that an independent third party (Hai Kokusai Consultant Co., Ltd.) carry out an additional structural inspection. As a result of this additional inspection, which revealed no suggestion of intentional fraud (falsification) in the structural calculation sheets, the Investment Corporation received a report (dated June 1, 2006) to confirm that the structural calculation sheets and drawings are compliant. 3. A five-year collective contract including rent guarantees has been concluded with Haseko Livenet Inc. to cover the residential dwelling portion (66 dwellings, totaling 1,459.48m^2) of the leasable units. (Duration of lease: March 20, 2006 to March 31, 2011. Fixed rental period: October 1, 2006 to March 31, 2008). For the period up to and including September 30, 2006, Haseko Livenet will pay 90% of the rents and the common service charge received from the end tenants. Rents received from Haseko Livenet will be revised at negotiations held every two years, the first of which is planned for April 1, 2008	

	4. Monthly charges and deposits relating to the property's parking lot (for two vehicles) are to be included in the first floor retail property's monthly rent and security deposit.

4. Seller's Profile

Company Name	DAIDO REAL ESTATE INVESTMENT CO., LTD.
Head Office Address	Tradepier-Yodoyabashi, 2-5-8 Imabashi, Chuo-ku, Osaka-shi, Osaka
Representative	Takashi Nakamura, Representative Officer
Capital	¥350,000 thousand
Principal Shareholder	DAIDO SERVICE CO., LTD.
Business Activities	1. Real estate trade, leasing, management, brokerage, representation and placement 2. Gathering, analysis and appraisal of real estate information; information services 3. Design, planning and management of construction work 4. Real estate investment consulting
Relationship with the Investment Corporation	None
Special Considerations	None

* As of June 16, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on June 30, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as current properties.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on June 30, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

[Principal agreement terms and conditions]
- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on June 30, 2006. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the acquisition of the Property.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			1,050,000,000
Base Date for Appraisal			June 30, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,070,000,000
	Gross Operating Revenue		65,521,000
		Maximum Gross Operating Revenue	65,521,000
		Shortfall Attributed to Vacancies	0
	Operating Expenses		8,284,000
		Administrative and Maintenance Expense	3,614,000
		Taxes and Dues	4,513,000
		Other Expenses	157,000
	Net Operating Income (NOI)		57,237,000
	Capital Expenditure		2,058,000
	Gain on Guarantee Deposit Investment (Note)		301,000
	Net Cash Flow (NCF)		55,480,000
	Overall Capitalization Rate (NCF)		5.2%
Value Calculated Using the Discounted Cash Flow Method			1,040,000,000
	Discount Rate		4.9%
	Terminal Capitalization Rate		5.5%
Value Calculated Using the Cost Method			1,050,000,000
	Land		35.03%
	Building		64.97%

Note: Assumed yield rate on lump-sum investment: 3%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	66
B. Projected Operating Expenses (excluding depreciation)	12
C. Projected NOI (A-B)	54

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Although movements in existing tenancy levels and lease terms are assumed from the perspective of revenue, full occupancy is assumed for the time being.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance

Reference Material 3

Property Photographs





Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.2%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.2%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.7%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.6%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.3%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.1%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.6%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.4%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note 2)	3,460	2.4%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.9%	May 1, 2006
		A-21	NTB・M Building	2,690	1.9%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.8%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.7%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.7%	August 1, 2005
		A-15	KDX Hamacho Building (Note 3)	2,300	1.6%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.6%	August 1, 2005
		A-14	KDX Funabashi Building (Note 4)	2,252	1.6%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.3%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.3%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.1%	June 20, 2006
		A-10	Koishikawa Yoshida Building	704	0.5%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.9%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building (Note 5)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building (Note 6)	1,560	1.1%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	1.0%	August 1, 2005
Total of 26 Office Buildings				79,859	56.8%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.8%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.5%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.2%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.6%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.8%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.8%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.7%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005

		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006
		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.2%	December 8, 2005
		B-30	Regalo Ibaraki &	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.9%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	31.6%	–
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	7.0%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.6%	May 1, 2006
	Total of 3 Retail Properties			16,059	11.4%	–
Total of 61 Properties				140,377	100.0%	Portfolio PML 7.20%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "Hamacho Hanacho Building." Plans are in place to change the name of the property to the "KDX Hamacho Building" on October 1, 2007.

(Note 4) The current name of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007.

(Note 5) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 6) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

KENEDIX

Translation Purposes Only

July 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Kajicho Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Kajicho Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	KDX Kajicho Building (Note)
(3)	Acquisition Price	:	¥2,350,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	July 3, 2006
(5)	Scheduled Date of Acquisition	:	July 3, 2006
(6)	Seller	:	KOWA REAL ESTATE CO., LTD. (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	The proceeds from an additional public offering of new investment units; cash on hand
(8)	Settlement Method	:	Payment in full on settlement

Note : The current name of the KDX Kajicho Building is the "JP Kajicho Building". Plans are in place to change the name of the JP Kajicho Building to the "KDX Kajicho Building" on April 1, 2007.

The aforementioned KDX Kajicho Building shall hereafter be referred to as "the Property."

1. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property is located approximately two minutes on foot from both Kanda Station on the Tokyo Metro Ginza Line and JR Kanda Station (Keihin-Tohoku, Chuo and Yamanote Lines). The Kanda neighborhood, which has bustling business, shopping and entertainment spots in an area characterized by a diversity of medium- and large-scale offices and stores in medium-rise buildings, offers an exceptional environment as an office site with highly convenient transportation links.

(2) Building

The Property's first floor main entrance has finished-granite floors and walls, its ceilings feature aluminum spandrel to a high standard of finish, and its offices have 2.70m-high ceilings above OA floors with individually controlled air conditioning. Compared with other buildings of the same type and scale, the Property's design quality matches high specifications.

(3) Tenants

Eight of the Property's nine floors are currently occupied, with a publisher and manufacturing companies among the tenants. The Investment Corporation aims to improve the occupancy ratio after acquiring the Property by focusing on increasing the number of leases on the unoccupied floor.

3. Property Details

Property Name		KDX Kajicho Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 29, 2006 to August 1, 2015
Source of Acquisition		Original network of the Asset Management Company (Direct Acquisition)
Current Owner / Acquisition Date		KOWA REAL ESTATE CO., LTD. / March 29, 2006
Previous Owner / Acquisition Date		Sohgo Jyutaku Co., Ltd. / July 31, 2002
Location (Address)		3-5-2・5-7 Kanda Kajicho, Chiyoda-ku, Tokyo
Usage		Office, Retail Shops
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	526.43 m^2
	Building	3,147.70 m^2
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 20, 1990
Architect		NIHON SEKKEI, INC.
Construction Company		SUMITOMO MITSUI CONSTRUCTION CO., LTD.
Construction Confirmation Authority		Chiyoda-ku, Tokyo
Probable Maximum Loss		8.81% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,350,000,000
Appraisal	Appraisal Value	¥2,350,000,000
	Base Date for Appraisal	June 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.

Existence of Secured Interests after Acquisition	None
Masterlease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.
Number of End Tenants	5 (As of June 30, 2006. The same applies below.)
Total Leasable Floor Space	2,562.32 m^2
Total Leased Floor Space	2,329.38 m^2
Occupancy Ratio	90.90%
Monthly Rental Income (Excluding Consumption Tax) (Note)	¥10,402,576
Security and Guarantee Deposit (Note)	¥109,627,500
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.
Other	Note: Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.

4. Seller's Profile

Company Name	KOWA REAL ESTATE CO., LTD.
Head Office Address	4-12-24 Nishiazabu, Minato-ku, Tokyo
Representative	Mikio Nagura, Representative Officer
Capital	¥16.8 billion
Principal Shareholder	Tosoh Corporation, Nippon Life Insurance Company, Hitachi, Ltd., and others
Business Activities	Real estate trade; leasing mediation and agency
Relationship with the Investment Corporation	None
Special Considerations	None

*As of June 26, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on July 3, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:
- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on July 3, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】
- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on July 3, 2006. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on July 3, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			2,350,000,000
Base Date for Appraisal			June 1, 2006
Appraiser			Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method			2,420,000,000
	Gross Operating Revenue		157,481,293
		Maximum Gross Operating Revenue	164,100,545
		Shortfall Attributed to Vacancies	6,619,252
	Operating Expenses		33,407,625
		Administrative and Maintenance Expense	21,807,325
		Taxes and Dues	11,265,400
		Other Expenses	334,900
	Net Operating Income (NOI)		124,073,668
	Capital Expenditure		8,037,500
	Gain on Guarantee Deposit Investment (Note)		2,318,051
	Net Cash Flow (NCF)		118,354,219
	Overall Capitalization Rate (NCF)		4.9%
Value Calculated Using the Discounted Cash Flow Method			2,270,000,000
	Discount Rate		4.8%
	Terminal Capitalization Rate		5.1%
Value Calculated Using the Cost Method			1,390,000,000
	Land		71.0%
	Building		29.0%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%

Reference Material 2

Projected Cash Flow

	Unit: Millions of Yen
A. Projected Operating Revenues	149
B. Projected Operating Expenses (excluding depreciation)	39
C. Projected NOI (A-B)	110

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 97%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Photographs







Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.1%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.1%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.7%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.6%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.2%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.1%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.5%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.4%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note 2)	3,460	2.4%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.9%	May 1, 2006
		A-21	NTB•M Building	2,690	1.8%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.7%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.7%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.7%	August 1, 2005
		A-27	KDX Kajicho Building (Note 3)	2,350	1.6%	July 3, 2006
		A-15	KDX Hamacho Building (Note 4)	2,300	1.6%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.5%	August 1, 2005
		A-14	KDX Funabashi Building (Note 5)	2,252	1.5%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.3%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.3%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.1%	June 20, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.9%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building (Note 6)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building (Note 7)	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	1.0%	August 1, 2005
	Total of 27 Office Buildings			82,209	57.5%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.7%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.5%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.2%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.5%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.7%	June 30, 2006

		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006
		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.2%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	31.1%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.9%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.5%	May 1, 2006
	Total of 3 Retail Properties			16,059	11.2%	—
Total of 62 Properties				142,727	100.0%	Portfolio PML 7.22%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "JP Kajicho Building." Plans are in place to change the name of the property to the "KDX Kajicho Building" on April 1, 2007.

(Note 4) The current name of the property is the "Hamacho Hanacho Building." Plans are in place to change the name of the property to the "KDX Hamacho Building" on October 1, 2007.

(Note 5) The current name of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007.

(Note 6) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 7) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

KENEDIX

Translation Purposes Only

July 12, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Nogizaka Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Nogizaka Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Nogizaka Building (Note)
(3)	Acquisition Price	:	¥1,065,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	July 14, 2006
(5)	Scheduled Date of Acquisition	:	July 14, 2006
(6)	Seller	:	Nishikawa Sougyo Kabushikigaisha and one individual (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Cash on hand and debt financing
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Nogizaka Building is the "PRISMA・N Building." Plans are in place to change the name of the PRISMA・N Building to the "KDX Nogizaka Building" on October 1, 2006.

The aforementioned KDX Nogizaka Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property, which is an office building with an attached residential section, is located approximately two minutes on foot from Nogizaka Station on the Tokyo Metro Chiyoda Line. The surrounding neighborhood forms part of a commercial, residential and retail area that extends from Roppongi to Aoyama, in which there are a variety of small- and medium-sized business premises, apartment buildings. As Nogizaka Station affords excellent access to Akasaka, Hibiya and Otemachi, as well as Omotesando and Shibuya, it can be said to be in a highly desirable location for a combined office/residential property.

(2) Building

With granite frontage exterior walls and entrance hall floor as well as marble entrance hall walls, the Property's finish is to an imposingly high standard. With 2.5m-high office ceilings (2.4m in the residential portion) and individually controlled air conditioning, the leased floor space displays a high quality design comparing with other buildings of the same type and scale.

(3) Tenants

Currently, one underground and floors one through four by office and retail stores and fifth floor by residential section are fully occupied, with tenants including a publisher and a rehabilitation facility. The Investment Corporation aims to maintain and improve both revenue and the occupancy ratio by fully exploiting the benefits of the Property's convenient location.

3. Property Details

Property Name		KDX Nogizaka Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Nishikawa Sogyo Kabushikigaisha / February 27, 2004 (Note 1)
Previous Owner / Acquisition Date		Mitsubishi Trust and Banking Corporation /February 29, 2000 (Note 1)
Location (Address)		7-2-29 Roppongi, Minato-ku, Tokyo
Usage		Office, Retail Shops, Residential
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and five above-ground floors
Site Area	Land	409.36 m² With east side private thoroughfare 713.78 m² (Joint interest portion 1/14)
	Building	1,695.07 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		May 27, 1991
Architect		Takenaka Corporation
Construction Company		Takenaka Corporation
Construction Confirmation Authority		Minato-ku, Tokyo
Probable Maximum Loss		7.08% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,065,000,000
Appraisal	Appraisal Value	¥1,070,000,000
	Base Date for Appraisal	June 30, 2006

	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		5 (As of June 30, 2006. The same applies below.)
Total Leasable Floor Space		1,236.39 m² (Including one residential of 151.84 m²)
Total Leased Floor Space		1,236.39 m² (Including one residential of 151.84 m²)
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥5,598,369 (Note 2)
Security and Guarantee Deposit		¥49,415,428 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) As part of the Property's land (Lot No. 206-19) is intended for subway construction, the surface rights are set at less than 23.91 meters above Tokyo Bay sea level. (2) In accordance with the Minato Ward District Ordinance for Mid- to High-Rise Housing, enacted after the completion date of the building, the Property's intended use will revert to the existing status of "nonapproval." (The building limit in the No. 2-Type Mid- to High-Rise Housing District is stated as follows: "In the case of constructing a building, the portion above the fourth floor must be prescribed as a structure intended for residential, residential complex or dormitory use.")	
Other	1. The owner and date of the right acquisition of a portion that excludes the private thoroughfare portion on the Property site are registered. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Nishikawa Sougyo Kabushikigaisha
Head Office Address	7-2-29, Roppongi, Minato-ku, Tokyo
Representative	Jingoro Nishikawa, Representative Officer
Capital	¥10 million
Principal Shareholder	Jingoro Nishikawa and other
Business Activities	1. Real estate and other investment management 2. Business entirely related to that above
Relationship with the Investment Corporation	None
Special Considerations	None

*As of July 5, 2006

*As one individual at the seller has not granted approval to disclose an interest, this is not disclosed. The individual has no connection with the Investment Corporation.

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management

Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (2) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on July 14, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on July 14, 2006. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on July 12, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			1,070,000,000
Base Date for Appraisal			June 30, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,150,000,000
	Gross Operating Revenue		72,814,000
		Maximum Gross Operating Revenue	75,922,000
		Shortfall Attributed to Vacancies	3,108,000
	Operating Expenses		13,819,000
		Administrative and Maintenance Expense	7,343,000
		Taxes and Dues	6,320,000
		Other Expenses	156,000
	Net Operating Income (NOI)		58,995,000
	Capital Expenditure		4,239,000
	Gain on Guarantee Deposit Investment (Note)		1,385,000
	Net Cash Flow (NCF)		56,141,000
	Overall Capitalization Rate (NCF)		4.9%
Value Calculated Using the Discounted Cash Flow Method			1,010,000,000
	Discount Rate		4.7%
	Terminal Capitalization Rate		5.1%
Value Calculated Using the Cost Method			758,000,000
	Land		72.96%
	Building		27.04%

Note: Assumed yield rate on lump-sum investment: 3%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	68
B. Projected Operating Expenses (excluding depreciation)	17
C. Projected NOI (A-B)	51

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 97%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Photographs





Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.1%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.1%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.6%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.6%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.2%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.0%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.5%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.4%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note 2)	3,460	2.4%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.9%	May 1, 2006
		A-21	NTB･M Building	2,690	1.8%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.7%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.7%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.7%	August 1, 2005
		A-27	KDX Kajicho Building (Note 3)	2,350	1.6%	July 3, 2006
		A-15	KDX Hamacho Building (Note 4)	2,300	1.5%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.5%	August 1, 2005
		A-14	KDX Funabashi Building (Note 5)	2,252	1.5%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.3%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.3%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.0%	June 20, 2006
		A-28	KDX Nogizaka Building (Note 6)	1,065	0.7%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.8%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building (Note 7)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building (Note 8)	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.9%	August 1, 2005
	Total of 28 Office Buildings			83,274	57.9%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.7%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.5%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.1%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.5%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006

		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.7%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006
		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.2%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	30.9%	–
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.8%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.5%	May 1, 2006
	Total of 3 Retail Properties			16,059	11.1%	–
Total of 63 Properties				143,792	100.0%	Portfolio PML 7.22%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "JP Kajicho Building." Plans are in place to change the name of the property to the "KDX Kajicho Building" on April 1, 2007.

(Note 4) The current name of the property is the "Hamacho Hanacho Building." Plans are in place to change the name of the property to the "KDX Hamacho Building" on October 1, 2007.

(Note 5) The current name of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007.

(Note 6) The current name of the property is the "PRISMA · N Building." Plans are in place to change the name of the property to the "KDX Nogizaka Building" on October 1, 2006.

(Note 7) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 8) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

KENEDIX

Translation Purpose Only

July 12, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on July 12, 2006, to undertake debt financing. At the same time, the Investment Corporation decided to execute an interest-rate swap agreement. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition and payment of associated costs of the KDX Nogizaka Building.

Note: For details regarding the acquisition of the KDX Nogizaka Building, please refer to the press release "Notice Concerning the Acquisition of Property (KDX Nogizaka Building)," dated July 12, 2006.

2. Details of Debt Financing

Long-term Debt (Series 8)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.76727% floating rate of interest (Note)
(4)	Drawdown Date	:	July 14, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on July 12, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July, and October every year thereafter, and the last interest payment on July 13, 2011.
(7)	Repayment Date	:	July 13, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing July 14, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. The interest rate after July 31, 2006, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition and payment of associated costs of the KDX Nogizaka Building.

4. Interest-Rate Swap Agreement

(1) Purpose
The debt financing (Series 8) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty	:	Mitsubishi UFJ Trust and Banking Corporation
②	Notional Amount	:	¥1,000 million
③	Interest Rate	:	Pay a fixed rate of interest of 2.14875% Receive a floating rate of interest: three-month yen TIBOR+0.50%(Note)
④	Commencement Date	:	July 14, 2006
⑤	Termination Date	:	July 13, 2011
⑥	Payment Date	:	First payment on July 31, 2006, and at the end of January, April, July, and October every year thereafter, and the last payment on July 13, 2011.

Note: A floating rate of interest received (0.76727%) covers the period commencing July 14, 2006 through July 31, 2006.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	13.5	0.0
Long-Term Debt Financing	44.5	45.5	+1.0
Total Debt Financing Balance	58.0	59.0	+1.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

KENEDIX

Translation Purpose Only

July 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 2 (Short-Term)	6.0	0.62642% (Note 2) (July 31, 2006 to September 20, 2006)	September 21, 2005	September 20, 2006	Unsecured/ Unguaranteed
Series 3-A (Short-Term)	1.0	0.69% (Note 3) (July 31, 2006 to October 31, 2006)	November 1, 2005	October 31, 2006	Unsecured/ Unguaranteed
Series 7-A (Short-Term)	2.0	0.67% (Note 4) (July 31, 2006 to October 31, 2006)	May 1, 2005	April 30, 2007	Unsecured/ Unguaranteed
Term-Loan B (Long-Term)	9.5	0.89% (Note 5 & 9) (July 31, 2006 to October 31, 2006)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term-Loan C (Long-Term)	9.5	1.005% (Note 6 & 10) (July 31, 2006 to October 31, 2006)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.89% (Note 5 & 11) (July 31, 2006 to October 31, 2006)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Series 7-B (Long-Term)	6.5	0.84% (Note 7 & 12) (July 31, 2006 to October 31, 2006)	May 1, 2005	April 30, 2009	Unsecured/ Unguaranteed
Series 7-C (Long-Term)	1.5 (Note 15)	0.89% (Note 8 & 13) (July 31, 2006 to October 31, 2006)	May 1, 2005	April 30, 2011	Unsecured/ Unguaranteed
Series 8 (Long-Term)	1.0	0.94% (Note 8 & 14) (July 31, 2006 to October 31, 2006)	July 14, 2006	July 13, 2011	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to

debt financing repayable after one year.

2. Yen TIBOR (for the applicable period) + 0.25%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.23%
5. Three-month yen TIBOR + 0.45%
6. Three-month yen TIBOR + 0.565%
7. Three-month yen TIBOR + 0.40%
8. Three-month yen TIBOR + 0.50%
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.28750%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
13. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
14. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
15. Among Series 7-C, this figure is calculated based on a floating interest rate.

Translation Purpose Only

July 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on July 27, 2006, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Term Loan A (total of ¥4,000 million). (Note)

Note: For details regarding Term Loan A, please refer to the press release "Notice Concerning Debt Financing," dated July 27, 2005 and "Notice Concerning Debt Financing (Interest Rate Determination and Interest-Rate Swap Agreement)" dated July 28, 2005.

2. Details of Debt Financing

Short-Tterm Debt (Series 9)

(1)	Lender	:	Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Resona Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥4,000 million
(3)	Interest Rate	:	0.67% floating rate of interest (Note)
(4)	Drawdown Date	:	July 31, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on July 27, 2006.
(6)	Interest Payment Date	:	First interest payment on October 31, 2006, and at the end of January, April, and July 2007 thereafter.
(7)	Repayment Date	:	July 31, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing July 31, 2006 through October 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%. The interest rate after October 31, 2006, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Term Loan A.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of Yen)

Classification (Note)	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	13.5	+0.0
Long-Term Debt Financing	45.5	45.5	+0.0
Total Debt Financing Balance	59.0	59.0	+0.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

Translation Purpose Only

July 31, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Major End-Tenant

Kenedix Realty Investment Corporation announced the intended termination of a lease agreement of a major end-tenant. Details of the aforementioned are provided as follows.

1. Outline of the Change of Major End-Tenant * (Lease Agreement Termination)

①	Name of End-Tenant	: Five Foxes Co., Ltd.
②	Name of Building	: Jinnan-zaka Frame
③	Total Leased Floor Area	: 949.17 ㎡
④	Ratio to Total Leased Floor Area	: 0.6% (as of June 30, 2006)
⑤	Date of Termination	: November 18, 2006

Note: Kenedix Advisors Co., Ltd. is the lessee of Jinnan-zaka Frame under an existing pass-through master lease agreement.

2. Outlook after the Change of Major End-Tenant

There are no revisions to forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the change of major tenant.

This notice is the English translation of the Japanese announcement on our Web site released on July 31, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

July 31, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Property Name (KDX Hamacho Building)

Kenedix Realty Investment Corporation announced to change the name of one property. Details are provided as follows.

1. Property Name and Effective Date
   ① Name of Building : (Current) Hamacho Hanacho Building
   (New) KDX Hamacho Building
   ② Effective Date : August 1, 2006

2. Reason for Changing Its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

This notice is the English translation of the Japanese announcement on our Web site released on July 31, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

August 8, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Related-Party Transaction

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision to undertake a transaction with a related party. Details of the aforementioned transaction are provided as follows.

1. Outline of the Related-Party Transaction

Kenedix Inc. (Related Party) has become an end-tenant of the NTB・M Building

① Name of Related Party : Kenedix Inc.
② Name of Building : NTB・M Building (5th floor)
③ Leased Floor Area : 371.13 ㎡
④ Contract Rental Rate (Monthly) : ¥3,087,150 (excluding consumption tax, including common area maintenance charge, ¥27,500 per *tsubo* (monthly))
⑤ Leasing Contract Term : From August 8, 2006 to July 31, 2007
⑥ Security Deposit : ¥25,258,500

Note: Kenedix Advisors Co., Ltd. is the lessee of NTB・M building under an existing pass-through master lease agreement.

2. Profile of the Related Party

Company Name	Kenedix Inc.
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Ryosuke Homma, President
Capital	¥9,507,752 thousand
Principal Shareholders	The Master Trust Bank of Japan (Trust Account), Japan Trustee Services Bank (Trust Account) and others
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law (a company that holds 100% of the voting rights in the Asset Management Company, Kenedix REIT Management, Inc.).

* As of December 31, 2005.

3. Procedures Concerning Related-Party Transaction

The decision that the terms and conditions of the related-party transaction were fair and appropriate was made by the Asset Management Company based on rules outlined for related-party transactions and consideration of market prices, and analysis of peripheral market conditions and the written opinion (as of August 2006) of K.K. Ikoma Data Service System, a third-party.

In connection with the aforementioned, the Asset Management Company has discussed and obtained ratification of the Compliance Committee at a meeting held on August 2, 2006 and received the ratification of the Investment Management Committee and the Board of Directors at meetings held on August 8, 2006.

This notice is the English translation of the Japanese announcement on our Web site released on August 8, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

August 29, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 5-A (Short-Term)	0.5	0.69000% (Note 2) (August 31, 2006 to November 30, 2006)	March 1, 2006	February 28, 2007	Unsecured/ Unguaranteed
Series 5-B (Long-Term)	1.3	0.89000% (Note 3 & 4) (August 31, 2006 to November 30, 2006)	March 1, 2006	February 28, 2009	Unsecured/ Unguaranteed
Series 6 (Long-Term)	2.5	0.89000% (Notes 3 & 5) (August 31, 2006 to November 30, 2006)	March 16, 2006	March 16, 2009	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.45%
4. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3 billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.

KENEDIX

Translation Purpose Only

August 30, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on August 30, 2006, to undertake debt financing.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition of trust beneficiary interest in real estate (KDX Higashi-Shinjuku Building) and payment of associated costs.

Note: For details regarding the acquisition of trust beneficiary interest in real estate (KDX Higashi-Shinjuku Building), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Higashi-Shinjuku Building)," dated August 30, 2006.

2. Details of Debt Financing

(1)	Lender	:	Development Bank of Japan
(2)	Amount	:	¥3,000 million
(3)	Interest Rate	:	2.12375% fixed rate of interest
(4)	Drawdown Date	:	September 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on August 30, 2006.
(6)	Interest Payment Date	:	First interest payment on February 28, 2007, and at the end of February and August every year thereafter.
(7)	Repayment Date	:	August 31, 2013
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interest in real estate (KDX Higashi-Shinjuku Building) and payment of associated costs.

KENEDIX

[Attachment]

Total Debt Financing Balance after Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	13.5	+0
Long-Term Debt Financing	45.5	48.5	+3.0
Total Debt Financing Balance	59.0	62.0	+3.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

KENEDIX

Translation Purposes Only

August 30, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Higashi-Shinjuku Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Higashi-Shinjuku Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate (Office Building)
(2)	Property Name	:	KDX Higashi-Shinjuku Building (Note)
(3)	Acquisition Price	:	¥2,950,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	September 1, 2006
(5)	Scheduled Date of Acquisition	:	September 1, 2006
(6)	Seller	:	SUMITOMO LIFE INSURANCE COMPANY and Nippon Oil Corporation (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Cash on hand and debt financing
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Higashi-Shinjuku Building is the "Nisseki・Sumisei Shinjuku Building." Plans are in place to change the name of the "Nisseki・Sumisei Shinjuku Building" to the "KDX Higashi-Shinjuku Building" on January 1, 2007.

The aforementioned KDX Higashi-Shinjuku Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property is a prominent office building located on Shokuan Dori, about one minute on foot from Higashi-Shinjuku Station on the Toei Oedo Line. Surrounding the Property is a prosperous commercial and residential area, with offices, retail shops and residential complexes of various sizes lining Shokuan Dori. Approximately 200 m northeast of the Property, Shinjuku 7-chome Station (tentative name) on the planned Tokyo Metro Line 13, which will connect to Ikebukuro and Shibuya, is scheduled to open in June 2008. This development is expected to improve the convenience of the area. In addition, a large-scale redevelopment project is planned in the area on land previously used as a golf garden by Nippon Television Network Corporation, heightening expectations for future growth.

(2) Building

With granite walls and flooring at the entrance hallway, and marble walls and flooring in areas of the entrance lobby on the first floor, the Property's finish is to an imposingly high standard. Constructed to fulfill tenant needs for lease workspaces, the building boasts astylar office space without center pillars, a ceiling height of 2.60 m, OA floors, and individual air-conditioning system and ventilation.

The first floor of the building, which was previously used as a gas station and has been closed and demolished for renovation, is currently vacant and unavailable for lease. The Investment Corporation plans to lease the space to a tenant, however, after it is redesigned to target market needs.

(3) Tenants

Currently, floors two through eight in the building are fully occupied by offices. Tenants are companies from various industries including construction, building management, office equipment retail, telecommunications and others.

3. Property Details

Property Name		KDX Higashi-Shinjuku Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Company, Limited
Trust Term		September 1, 2006 to August 1, 2015
Current Owner / Acquisition Date		1. SUMITOMO LIFE INSURANCE COMPANY / March 30, 1988 (Note 1) 2. Nippon Oil Corporation / January 31, 1961 (Note 1)
Previous Owner / Acquisition Date		1. Sumitomo Construction Co., Ltd. / October 31, 1986 (Note 1) 2. One individual / April 15, 1960 (Note 1)
Location (Address)		2-7-10 Kabukicho, Shinjuku-ku, Tokyo
Usage		Office, Storage, Parking
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	1,340.97 m²
	Building	7,885.40 m²
Type of Ownership	Land	Proprietary ownership (Note 2)
	Building	Proprietary ownership (Note 2)
Completion Date		January 31, 1990
Architect		Kabushikigaisha Nikken Sekkei
Construction Company		Sumitomo Construction Co., Ltd. (currently SUMITOMO MITSUI CONSTRUCTION CO., LTD.)
Construction Confirmation Authority		Tokyo

Probable Maximum Loss		5.40% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,950,000,000
Appraisal	Appraisal Value	¥3,020,000,000
	Base Date for Appraisal	August 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		9 (As of August 31, 2006. The same applies below.)
Total Leasable Floor Space		5,134.70 m² (Note 3)
Total Leased Floor Space		5,134.70 m² (Note 3)
Occupancy Ratio		100.00% (Note 3)
Monthly Rental Income (Excluding Consumption Tax)		¥17,101,750 (Note 4)
Security and Guarantee Deposit		¥132,289,200 (Note 4)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) A part of the boundary between the Property and adjacent land has not been settled in writing. An agreement has been reached, however, that the seller of the Property will assume responsibility for the settlement of the boundary and related costs. (2) A signboard installed on the side of the building has been authorized in accordance to the Buildings Standards Law. Construction completion inspection has not been undertaken. An agreement has been reached, however, that the seller of the Property will assume responsibility for its removal and related costs. (3) A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer. Prior to the Investment Corporation's acquisition of the Property, the seller completed the removal of all PCB waste stored at the Property, in accordance with the Law Concerning Special Measures Against PCB Waste. (4) After demolition of the gas station facility on the first floor, the seller conducted an investigation of soil contamination in and around the underground tank. The resultant soil and soil-gas analysis report concluded that no signs of soil contamination by lead, oil content, benzene or other contaminants existed within the investigated area. Upon confirmation of the report, the Investment Corporation additionally conducted due diligence concerning the Property, resulting in a report by Kabushikigaisha Hi Kousai Consultant concluding that the possibility of contamination at the Property was low. This report also identified that the Investment Corporation faced little likelihood of the obligation to conduct an additional investigation based on laws and regulations related to soil contamination.	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. The following sellers share the rights to the land and building of the Property. The	

	. Investment Corporation will acquire all of the rights to the land and building owned by both parties on the scheduled date of acquisition. The rights of the land are as follows: i) Registered address: 416-3 (site area: 739.27 m^2) SUMITOMO LIFE INSURANCE COMPANY: co ownership of shared properties 9,544/10,000 Nippon Oil Corporation: co ownership of shared properties 456/10,000 ii) Registered address: 416-13, 416-14 (total site area: 601.70 m^2) SUMITOMO LIFE INSURANCE COMPANY: co ownership of shared properties 1,520/10,000 Nippon Oil Corporation: co ownership of shared properties 8,480/10,000 The Property excluding the first floor is a compartmentalized ownership building. The floor area of each owner's compartmentalized ownership of the shared property (total floor area: 5,652.16 m^2) is as follows: SUMITOMO LIFE INSURANCE COMPANY: 3,728.78 m^2 (approx. 66.0%) Nippon Oil Corporation (co ownership of shared properties): 1,686.49 m^2 (approx. 29.8%) Nippon Oil Corporation (independently owned area): 236.89 m^2 (approx. 4.2%) 3. The floor space of the first floor, which is currently a vacant space and planned for conversion, is not included in the total leasable floor area. The Investment Corporation estimates the total leasable floor area after the conversion of the first floor as follows: Estimated leasable floor area on the first floor: Approx. 719.00 m^2 Estimated leasable floor area for the entire building: Approx. 5,853.70 m^2 (Current occupancy ratio according to the estimated leasable floor area for the entire building: Approx. 87.71%) 4. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.

4. Seller's Profile

Company Name	SUMITOMO LIFE INSURANCE COMPANY
Head Office Address	1-4-35 Shiromi, Chuo-ku, Osaka, Osaka
Representative	Shinichi Yokoyama, Representative Officer
Business Activities	Life insurance business
Relationship with the Investment Corporation	None
Special Considerations	None

Company Name	Nippon Oil Corporation
Head Office Address	1-3-12 Nishi Shimbasi, Minato-ku, Tokyo
Representative	Shinji Nishio, Representative Officer
Capital	¥139,437,385,256
Principal Shareholder	The Master Trust Bank of Japan, Ltd. (Trust account), Japan Trustee Services Bank, Ltd. (Trust account), Mizuho Corporate Bank, Ltd., Mitsubishi Corporation, Sumitomo Mitsui Banking Corporation
Business Activities	Sales of oil products
Relationship with the Investment Corporation	None
Special Considerations	None

*As of August 30, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the *Investment Trust* Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on September 1, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on September 1, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on September 1, 2006. Under the memorandum, the Investment Corporation agrees to assume a concurrent

commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the acquisition of the Property.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			3,020,000,000
Base Date for Appraisal			August 1, 2006
Appraiser			Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method			3,130,000,000
	Gross Operating Revenue		263,122,620
		Maximum Gross Operating Revenue	277,374,000
		Shortfall Attributed to Vacancies	14,251,380
	Operating Expenses		77,653,084
		Administrative and Maintenance Expense	49,426,464
		Taxes and Dues	27,377,900
		Other Expenses	848,720
	Net Operating Income (NOI)		185,469,536
	Capital Expenditure		16,728,000
	Gain on Guarantee Deposit Investment (Note)		3,642,098
	Net Cash Flow (NCF)		172,383,634
	Overall Capitalization Rate (NCF)		5.4%
	Value calculated using the direct capitalization method before deducting first floor conversion expense		3,190,000,000
	Estimated first floor conversion expense		63,000,000
Value Calculated Using the Discounted Cash Flow Method			2,910,000,000
	Discount Rate		5.3%
	Terminal Capitalization Rate		5.6%
Value Calculated Using the Cost Method			3,930,000,000
	Land		73.1%

	Building	26.9%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	233
B. Projected Operating Expenses (excluding depreciation)	83
C. Projected NOI (A-B)	150

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 97%, based on the current occupancy ratio and future changes of occupancy.
3. Revenues include the estimated rental revenues from the first floor after conversion.
4. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

KENEDIX

Reference Material 3

Property Photographs







Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.0%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.0%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.6%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.5%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.1%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.0%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.5%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.3%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note 2)	3,460	2.3%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building (Note 3)	2,950	2.0%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.8%	May 1, 2006
		A-21	NTB･M Building	2,690	1.8%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.7%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.7%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.6%	August 1, 2005
		A-27	KDX Kajicho Building (Note 4)	2,350	1.6%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.5%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.5%	August 1, 2005
		A-14	KDX Funabashi Building (Note 5)	2,252	1.5%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.3%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.3%	May 1, 2006
		A-9	NNK Building	1,610	1.0%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.0%	June 20, 2006
		A-28	KDX Nogizaka Building (Note 6)	1,065	0.7%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.7%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building (Note 7)	1,610	1.0%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building (Note 8)	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.9%	August 1, 2005
	Total of 29 Office Buildings			86,224	58.7%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.6%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.4%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.1%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.6%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.5%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.7%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005

		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.5%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.2%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.0%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	30.2%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.7%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.6%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.5%	May 1, 2006
	Total of 3 Retail Properties			16,059	10.9%	—
Total of 64 Properties				146,742	100.0%	Portfolio PML 7.16%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the KDX Higashi-Shinjuku Building is the "Nisseki・Sumisei Shinjuku Building." Plans are in place to change the name of the Nisseki・Sumisei Shinjuku Building to the "KDX Higashi-Shinjuku Building" on January 1, 2007.

(Note 4) The current name of the property is the "JP Kajicho Building." Plans are in place to change the name of the property to the "KDX Kajicho Building" on April 1, 2007.

(Note 5) The current name of the property is the "Reland Center Building." Plans are in place to change the name of the property to the "KDX Funabashi Building" on October 1, 2007.

(Note 6) The current name of the property is the "PRISMA・N Building." Plans are in place to change the name of the property to the "KDX Nogizaka Building" on October 1, 2006.

(Note 7) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 8) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

KENEDIX

Translation Purpose Only

September 5, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	0.89% (Notes 2 & 3) (September 7, 2006 to December 7, 2007)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

This notice is the English translation of the Japanese announcement on our Web site released on September 5, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 15, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on September 15, 2006, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to apply the funds toward the repayment of Series 2 (total of ¥6,000 million). (Note)

Note: For details regarding Series 2, please refer to the press release "Notice Concerning Debt Financing," dated September 16, 2005.

2. Details of Debt Financing

Short-Term Debt (Series 11)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Ltd., Aozora Bank, Ltd., Resona Bank, Ltd.
(2)	Amount	:	¥6,000 million
(3)	Interest Rate	:	0.64545% floating rate of interest (Note)
(4)	Drawdown Date	:	September 20, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on September 15, 2006.
(6)	Interest Payment Date	:	First interest payment on October 31, 2006, and at the end of January, April, and July 2007 and September 20, 2007.
(7)	Repayment Date	:	September 20, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing September 20, 2006 through October 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25% (excluding the interest rate for the period August 1, 2007 to September 20, 2007). The interest rate after October 31, 2006, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Series 2.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of Yen)

Classification (Note)	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13. 5	13. 5	+0. 0
Long-Term Debt Financing	48. 5	48. 5	+0. 0
Total Debt Financing Balance	62. 0	62. 0	+0. 0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

KENEDIX

Translation Purpose Only

Sepetember 28, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Major End-Tenant

Kenedix Realty Investment Corporation ("the Investment Corporation") announced the intended termination of a lease agreement of a major end-tenant. Details of the aforementioned are provided as follows.

1. Outline of the Change of Major End-Tenant * (Lease Agreement Termination)
   - ① Name of End-Tenant : Mito Securities Co., Ltd.
   - ② Name of Building : Nihonbashi 313 Building
   - ③ Leased Floor Area : 2,362.26 ㎡
   - ④ Ratio of the Total Leased Floor Area for the Properties owned by the Investment Corporation : 1.4% (as of August 31, 2006)
   - ⑤ Date of Termination : March 31, 2007

* Kenedix Advisors Co., Ltd. is the lessee of Nihonbashi 313 Building under an existing pass-through master lease agreement.

2. Outlook after the Change of Major End-Tenant
   There are no revisions to forecasts for the fiscal periods ending October 31, 2006 and April 30, 2007, respectively, as a result of the change of major tenant.

This notice is the English translation of the Japanese announcement on our Web site released on September 28, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 28, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Property Name

Kenedix Realty Investment Corporation announced to change the name of five properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-14	KDX Funabashi Building	Reland Center Building	October 1, 2006
A-19	KDX Hamamatsucho Building	Shuwa Daini Hamamatsucho Building	October 1, 2006
A-24	KDX Minami Semba Dai-1 Building	Semba Monblanc Building	October 1, 2006
A-25	KDX Minami Semba Dai-2 Building	Nashiki Building	October 1, 2006
A-28	KDX Nogizaka Building	PRISMA･N Building	October 1, 2006

2. Reason for Changing Its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

KENEDIX

Translation Purpose Only

October 18, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2006 and April 30, 2007

Kenedix Realty Investment Corporation today announced its revised operating forecasts for the third fiscal period (May 1, 2006 to October 31, 2006) and the fourth fiscal period (November 1, 2006 to April 30, 2007), which were previously reported on June 12, 2006 in the "Financial Report for the Fiscal Period Ended April 30, 2006". Details are as follows.

1. Revised Forecasts for the Third Fiscal Period Ending October 31, 2006 (May 1, 2006 to October 31, 2006)

	Distribution per Unit (Excluding Excess of Earnings)	Distributions in Excess of Earnings per Unit
Previous Forecast (As of June 12, 2006)	¥13,200	¥—
Revised Forecast	¥13,500	¥—
(Reference) Distribution per Unit for the previous period	¥13,884	¥—

2. Revised Forecasts for the Fourth Fiscal Period Ending April 30, 2007 (November 1, 2006 to April 30, 2007)

	Distribution per Unit (Excluding Excess of Earnings)	Distributions in Excess of Earnings per Unit
Previous Forecast (As of June 12, 2006)	¥12,500	¥—
Revised Forecast	¥13,200	¥—

3. Reasons for Revision

The Investment Corporation reviewed the third and fourth fiscal period forecasts and expects a difference over 5% from its previous distribution forecast as of June 12, 2006, for the fiscal period ending April 30, 2007.

KENEDIX

[Explanatory Notes]
Figures above are forecasts as of the date of this release. Readers are advised that actual distributions per unit may differ significantly. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

This notice is the English translation of the Japanese announcement on our Web site released on October 18, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

October 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on October 27, 2006, to undertake a debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Series 3-A (total of ¥1,000 million). (Note)

Note: For details regarding Series 3-A, please refer to the press release "Notice Concerning Debt Financing and Interest-Rate Swap Agreement," dated October 28, 2005.

2. Details of Debt Financing

Short-Term Debt (Series 12)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.70091% floating rate of interest (Note)
(4)	Drawdown Date	:	October 31, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 27, 2006.
(6)	Interest Payment Date	:	First interest payment on January 31, 2007, and at the end of April, July and October 2007.
(7)	Repayment Date	:	October 31, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing October 31, 2006 through January 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after January 31, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Series 3-A.

This notice is the English translation of the Japanese announcement on our Website released on October 27, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of Yen)

Classification (Note)	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	13.5	+0.0
Long-Term Debt Financing	48.5	48.5	+0.0
Total Debt Financing Balance	62.0	62.0	+0.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.



Translation Purpose Only

October 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 7-A (Short-Term)	2.0	0.68091% (Note 2) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2007	Unsecured/ Unguaranteed
Series 9 (Short-Term)	4.0	0.68091% (Note 2) (October 31, 2006 to January 31, 2007)	July 31, 2006	July 31, 2007	Unsecured/ Unguaranteed
Series 11 (Short-Term)	6.0	0.70091% (Note 3) (October 31, 2006 to January 31, 2007)	September 20, 2006	September 20, 2007	Unsecured/ Unguaranteed
Term-Loan B (Long-Term)	9.5	0.90091% (Note 4) (Note 8) (October 31, 2006 to January 31, 2007)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term-Loan C (Long-Term)	9.5	1.01591% (Note 5) (Note 9) (October 31, 2006 to January 31, 2007)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.90091% (Note 4) (Note 10) (October 31, 2006 to January 31, 2007)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Series 7-B (Long-Term)	6.5	0.85091% (Note 6) (Note 11) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2009	Unsecured/ Unguaranteed
Series 7-C (Long-Term)	1.5 (Note 14)	0.95091% (Note 7) (Note 12) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2011	Unsecured/ Unguaranteed
Series 8 (Long-Term)	1.0	0.95091% (Note 7) (Note 13) (October 31, 2006 to January 31, 2007)	July 14, 2006	July 13, 2011	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.23%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.565%
6. Three-month yen TIBOR + 0.40%
7. Three-month yen TIBOR + 0.50%
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.2875%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
13. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
14. Among Series 7-C, this figure is calculated based on a floating interest rate.